Exhibit 99.1

FOURTH QUARTER AND YEAR-END REPORT 2009

FEBRUARY 18, 2010

Based on US GAAP and expressed in US dollars

For a full explanation of results, the Financial Statements and Management Discussion & Analysis, 2010 Outlook, mine statistics and gold reserves and resources please see the Company’s website, www.barrick.com.

Barrick Reports Q4 2009 Financial and Operating Results

Highlights

•                             Adjusted Q4 net income rose 118% to a record $604 million ($0.61 per share)(1) from $277 million ($0.32 per share) in Q4 2008. Adjusted operating cash flow rose 110% to a record $921 million(1) from $439 million in the same prior year period.

•                             Reported Q4 net income of $215 million ($0.22 per share) reflects a $241 million ($0.24 per share) mark-to-market (MTM) charge mainly related to the previously announced elimination of the Gold Hedges(2), non-cash impairment charges of $102 million ($0.10 per share) and a $59 million ($0.06 per share) reduction in deferred tax assets resulting from a reduction in the Ontario corporate tax rate. Reported Q4 operating cash flow was negative $4.30 billion, primarily reflecting the $5.22 billion cash settlement related to the Gold Sales Contracts(2).

•                             Barrick now provides investors full leverage to the gold price on the industry’s largest unhedged production and reserves. The Company grew gold reserves for the fourth consecutive year to 139.8 million ounces(3).

•                             Q4 production was 1.90 million ounces at total cash costs of $474 per ounce or net cash costs of $321 per ounce(1). Full year gold production of 7.42 million ounces at total cash costs of $466 per ounce or net cash costs of $363 per ounce was within original guidance and continued Barrick’s strong track record of meeting its operating targets.

•                             The Pueblo Viejo and Pascua-Lama projects remain on schedule and in line with their capital budgets.

•                             Today Barrick announced the creation of African Barrick Gold (ABG), a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange. ABG will hold Barrick’s African gold mines and exploration properties. African Barrick Gold will offer approximately 25% of its equity in an initial public offering (IPO) and Barrick will retain the remaining interest.

•                             Barrick has agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing the Company’s interest in Cerro Casale to 75% and gaining control of the project.

•                             The feasibility study optimization work at Cerro Casale has been completed. Pre-production capital is expected to be about $4.2 billion (100% basis). Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in its first full five years of operation at total cash costs of about $240-$260 per ounce(4). On a life of mine basis, the Company’s share of average annual production is anticipated to be about 600,000-650,000 ounces of gold and about 170-190 million pounds of copper at total cash costs of about $140-$160 per ounce.

•                             Barrick’s production is expected to increase to 7.6-8.0 million ounces in 2010, net of the African Barrick Gold IPO, at lower total cash costs of $425-$455 per ounce or net cash costs of $345-$375 per ounce(5). This assumes no operational disruption at Cortez Hills and that Barrick’s motion for a limited preliminary injunction of activities is accepted.

(1)         Adjusted net income, adjusted operating cash flow, total cash costs per ounce, net cash costs per ounce are non-GAAP financial measures. See pages 60-65 of Barrick’s 2009 Year-End Report.

(2)         The Gold Hedges are fixed price (non-participating) gold contracts and the Floating Contracts are floating spot-price (fully-participating) gold contracts. The Gold Hedges with the Floating Contracts comprise the Gold Sales Contracts.

(3)         Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 126-131 of Barrick’s 2009 Year-End Report.

(4)         Based on gold price, copper price, and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.

(5)         Based on a copper price assumption of $2.75 per pound.

Q4 production was 1.90 million ounces of gold at total cash costs of $474 per ounce or net cash costs of $321 per ounce. Full year production of 7.42 million ounces at total cash costs of $466 per ounce or net cash costs of $363 per ounce was within original guidance. The realized gold price for the quarter was a record $1,119 per ounce(6) and compares to the average spot price of $1,100 per ounce. Cash margins increased to about 58% or $645 per ounce(6) from approximately 42% or $338 per ounce in the same prior year quarter. Net cash margins increased to about 71% or $798 per ounce(6) from approximately 53% or $427 per ounce in Q4 2008.

Q4 adjusted net income rose 118% to a record $604 million ($0.61 per share) and reflects higher gold and copper margins and higher copper sales, partly offset by lower gold sales, compared to adjusted net income of $277 million ($0.32 per share) in Q4 2008. Reported Q4 net income of $215 million ($0.22 per share) includes a $241 million ($0.24 per share) MTM charge mainly related to the previously announced elimination of the Gold Hedges, non-cash impairment charges of $102 million ($0.10 per share) and a $59 million ($0.06 per share) reduction in deferred tax assets resulting from a reduction in the Ontario corporate tax rate. Q4 adjusted operating cash flow increased by 110% to a record $921 million reflecting the higher adjusted net income. Reported Q4 operating cash flow was negative $4.30 billion reflecting the $5.22 billion cash settlement related to the Gold Sales Contracts.

“In addition to meeting our operating targets, we achieved a number of significant milestones which have enhanced the value proposition of Barrick,” said Aaron Regent, Barrick’s President and CEO. “We delivered the Buzwagi mine on time and on budget and with planned new low cost production from Cortez Hills starting in Q1, we expect higher production and lower cash costs in 2010. We moved Pascua-Lama into construction and significantly advanced Pueblo Viejo and both are progressing in line with expectations. All of these projects are anticipated to contribute significant low cost production for many years to come. We also grew the industry’s largest reserves which are now 100% unhedged with the elimination of our Gold Hedges in the last quarter, ahead of the schedule we set for ourselves. Throughout, we remained committed to strive toward the highest social responsibility standards as evidenced by the Company’s renewed listing on the Dow Jones Sustainability Index.”

ELIMINATION OF GOLD HEDGES

During the quarter, Barrick completed the elimination of its Gold Hedges based on an increasingly positive outlook for gold, using net proceeds from the equity and long-term debt offerings. The Company now has full leverage to the gold price on the industry’s largest gold production and reserves. The Floating Contracts(2) obligation has been reduced to $0.7 billion. This obligation is similar to a US dollar floating rate long-term obligation and has primarily 10 year terms with commercial banks at an average financing charge of between 2% and 3%. No activity in the gold market is required to settle the obligation and the Company fully participates in any movements in the gold price.

In the last two years, Barrick has eliminated its legacy project Gold Hedge position of 9.5 million ounces at a weighted average gold price of approximately $930 per ounce, by either settling its fixed price contracts or by converting fixed price contracts into Floating Contracts.

PRODUCTION AND COSTS

The North America region performed ahead of expectations, producing 0.60 million ounces at total cash costs of $523 per ounce in Q4. As disclosed previously, the Goldstrike mine is in a waste stripping phase, which is anticipated to be completed by mid-2010. The mine produced 0.21 million ounces at total cash costs of $528 per ounce. Cortez contributed production of 0.17 million ounces at total cash costs of $382 per ounce. Higher production as a result of higher grades is expected from the Cortez property once Cortez Hills is in operation.

(6)   Realized price, cash margins, net cash margins are non-GAAP financial measures. See pages 60-65 of Barrick’s 2009 Year-End Report.

The South American business unit produced 0.54 million ounces at total cash costs of $253 per ounce in Q4. The Lagunas Norte mine produced 0.21 million ounces at total cash costs of $164 per ounce on lower grades, which are expected to continue into 2010. Despite lower grades, Lagunas Norte is expected to deliver another strong performance in 2010 with expected production of 0.82-0.85 million ounces at total cash costs of $180-$200 per ounce. As anticipated, the Veladero mine had a strong quarter with production of 0.28 million ounces at total cash costs of $296 per ounce due to access to higher grades from both the Amable and Federico pits and the completion of the crusher expansion in Q3, which is expected to increase throughput from 50,000-85,000 tons per day. Production at Veladero is expected to increase to 1.09-1.16 million ounces at total cash costs of $270-$310 per ounce in 2010 as a result of this higher expected throughput and higher grades. Successful in-fill drilling results at the Pierina mine have extended its expected life through to mid-2013.

The Australia Pacific business unit contributed production of 0.54 million ounces at total cash costs of $607 per ounce in Q4. Performance at Porgera of 0.15 million ounces at total cash costs of $532 per ounce was impacted by power supply issues in December which have since been resolved.

Q4 production from the African business unit was 0.21 million ounces at total cash costs of $617 per ounce. Higher production and lower cash costs as compared to the prior year quarter were due to the new Buzwagi mine, which produced 66,000 ounces at total cash costs of $511 per ounce. By the end of the quarter, the mine had successfully ramped up and is expected to produce 0.24-0.26 million ounces to Barrick’s account at total cash costs of $310-$350 per ounce in 2010.

Q4 copper production was 98 million pounds at lower than expected total cash costs of $1.08 per pound, driven by a higher relative contribution from the lower cost Zaldívar operation in South America. The Company benefited from its copper hedge position, realizing $3.44 per pound, $0.43 per pound higher than the average spot price in Q4. Utilizing option collar strategies, the Company has put in place floor protection on approximately 80% of its copper production for 2010 at an average price of $2.19 per pound but can fully participate in copper price upside on approximately 100% of 2010 production up to a maximum average price of $3.63 per pound.

PROJECTS UPDATE

Barrick’s three advanced projects remain on schedule and in line with their capital budgets. They begin contributing significant low cost production starting with Cortez Hills, which is essentially complete and in the final stages of commissioning. The project is anticipated to be completed in line with its $500 million pre-production capital budget and is expected to become the seventh mine in five years which Barrick has delivered on time. The entire Cortez property is expected to produce 1.08-1.12 million ounces at total cash costs of $295-$315 per ounce in 2010, subject to Cortez Hills being allowed to operate consistent with Barrick’s motion for a limited preliminary injunction of activities, currently before the US District Court(7).

The Pueblo Viejo project in the Dominican Republic is advancing on schedule with initial production anticipated in the fourth quarter of 2011. The majority of site preparation earthworks has been completed, about 44,000 cubic meters of concrete poured and 1,500 tons of steel has been erected. As a result of a plan to accelerate the previously phased expansion of the processing plant from 18,000-24,000 tonnes per day and other updates to the mine plan, Barrick’s 60% share of annual gold production in its first full five years of operation is now expected to increase to an average of 625,000-675,000 ounces, up from 600,000-650,000 ounces, at lower total cash costs of $250-$275 per ounce(8) compared to $275-$300 per ounce. The project continues to track within its budget estimate, but as a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3

(7)   In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

(8)   Based on gold price and oil price assumptions of $950 per ounce and $75 per barrel, respectively.

billion will be brought forward such that preproduction capital is expected to be about $3.0 billion (100% basis). Barrick has continued to grow the reserves at Pueblo Viejo. Since acquiring the project with the Placer Dome acquisition, reserves have increased approximately 77% or 10.3 million ounces to 23.7 million ounces(3) (100% basis), resulting in an expected mine life of over 25 years.

At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering is about 90% complete. Major earthworks on the Chilean side are advancing, the portal for the tunnel which provides access for the shipment of ore between Chile and Argentina has been established, and the Barrealis camp has been progressing well with about 540 people currently on site. In Argentina, contractors for early earthworks site preparation have mobilized to site. Over 25% of the capital has been committed, securing the mining fleet, processing mills, camp accommodation and earthworks contractors. The project remains in line with its pre-production capital budget of $2.8-$3.0 billion and is on schedule to enter production in the first quarter of 2013. Average annual gold production is expected to be 750,000—800,000 ounces in its first full five years of operation at total cash costs of $20-$50 per ounce(9) assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.

The feasibility study optimization work at Cerro Casale has been completed. Pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits. Preproduction capital is higher than indicated in the pre-feasibility study due to additional expected expenditures related to increased processing capacity, a change from SAG milling to High Pressure Grinding Rolls, and an increase in the Chilean peso foreign exchange rate. Total cash costs are expected to be lower than the prefeasibility study indicated as a result of further optimization of the mine plan, improved metallurgical recoveries and cost efficiencies as a result of the change to High Pressure Grinding Rolls. The next step is to review additional permit requirements before considering a construction decision.

Barrick has agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing the Company’s interest in the project to 75%. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits, with gold reserves of 23.2 million ounces and 5.8 billion pounds of copper in gold reserves(3) (100% basis) providing for an expected mine life of about 20 years. The project is located in the Maricunga district of Region III in Chile, 130 kilometers north of the Pascua-Lama project. Its proximity to Pascua-Lama is expected to provide opportunities for construction and operating synergies. Upon completion of the transaction with Kinross Gold, Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in its first full five years of operation at total cash costs of about $240-$260 per ounce assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period. On a life of mine basis, the Company’s share of average annual production is anticipated to be about 600,000-650,000 ounces of gold and about 170-190 million pounds of copper at total cash costs of about $140-$160 per ounce.

Barrick’s agreement to purchase a 70% interest in the El Morro project from Xstrata Copper Chile S.A. was not completed in the first quarter of 2010, as anticipated. Rather, Xstrata refused to convey the interest to Barrick, asserting that it was obliged to sell the El Morro interest to New Gold Inc., which apparently had previously agreed to acquire the interest from Xstrata as a proxy for the benefit of Goldcorp. Barrick disputes

(9)   Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $12 per ounce, $950 per ounce, $75 per barrel, respectively.

that Xstrata or New Gold could properly sell the interest to Goldcorp and has filed an action in Ontario involving New Gold, Goldcorp and Xstrata in order to protect its rights under an October 2009 Sale Agreement with Xstrata. Barrick intends to vigorously pursue its claims and expects that the Ontario courts will ultimately respect Barrick’s rights notwithstanding the disputed Xstrata-Goldcorp transaction.

RESERVES AND RESOURCES

At year-end 2009, the Company grew the industry’s largest unhedged proven and probable reserve base for the fourth consecutive year to 139.8 million ounces, based on an $825 per ounce gold price(10).

Measured and indicated resources are 61.8 million ounces and inferred resources are 31.6 million ounces(3), based on a $900 per ounce gold price.

The exploration(11) budget of $170-$180 million for 2010 is weighted towards near-term resource additions and conversion at our existing mines while still providing support for earlier stage exploration in our operating districts. North America is expected to be allocated about 44% of the total budget, with 38% of the total budget targeted for Nevada. About 35% is expected to be spent in the Australia Pacific region, including Papua New Guinea, which is expected to provide future growth opportunities. Approximately 10% is to be targeted for the South America region with the remainder divided between Africa and other emerging areas. In addition, the Company expects $210-$230 million in project expenses, which are primarily attributable to the expected completion of feasibility studies as well as the cost of studies to evaluate additional reserve and resource potential at Cortez Hills and project feasibility studies at Lagunas Norte.

CORPORATE DEVELOPMENT

Barrick announced today the creation of African Barrick Gold, a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange, subject to market conditions. ABG also intends to seek a future listing on the Dar es Salaam Stock Exchange in Tanzania. In each case, the new listing will be subject to ABG fulfilling all of the listing requirements of the London Stock Exchange and the Dar es Salaam Stock Exchange as applicable. African Barrick Gold will hold Barrick’s African gold mines and exploration properties. ABG will offer approximately 25%(12) of its equity in an IPO and Barrick will retain the remaining interest. The pricing and terms are yet to be determined; however, the offering is expected to be priced in late March, with closing expected to occur by the end of March. ABG is expected to have an initial cash balance of $0.28 billion and the net offering proceeds will be paid to Barrick. This return of capital to Barrick is expected to provide increased financial capacity to fund the Company’s pipeline of development projects.

African Barrick Gold is expected to produce approximately 800,000-850,000 ounces in 2010 and had total reserves of 16.8 million ounces(3) (100% basis) as of December 31, 2009. “As an Africa-focused public company, we believe that the new company will be better positioned to generate shareholder value from its operating platform. African Barrick Gold’s range of growth options and ability to finance those options will be expanded and the intensity with which these options will be pursued will be improved and will be driven by an incentivized management team, guided by an experienced Board of Directors. In addition, we expect that listing on the Dar es Salaam Stock Exchange will enhance the profile of the new company in Tanzania and allow for local participation in this national champion.” said Barrick’s President and CEO, Aaron Regent.

FINANCIAL POSITION

At December 31, 2009, Barrick had the gold industry’s highest credit rating, a cash balance of $2.6 billion, a $1.5 billion undrawn credit facility, and a net debt to total capitalization ratio of

(10) Proven and probable reserves at Cerro Casale and Round Mountain are calculated assuming a gold price of $800 per ounce.

(11) Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

(12) If the overallotment option is exercised in full, additional equity will be offered leaving Barrick with a 72.5% interest in ABG.

approximately 0.18. The Company is positioned to generate significant operating cash flow in 2010 in what we expect to be a positive gold price environment.

OUTLOOK AND GUIDANCE

The Company expects 2010 gold production to increase to about 7.6-8.0 million ounces, net of the African Barrick Gold IPO, at lower total cash costs of $425-$455 per ounce or lower net cash costs of $345-$375 per ounce. In the event that the District Court issues a decision that differs substantially from Barrick’s motion for a tailored injunction of activities at Cortez Hills, the Company will reevaluate operating guidance for 2010. Higher production and lower cash cost guidance for 2010, as compared to 2009, primarily reflects new low cost production from the start-up of Cortez Hills, higher production and lower costs from Veladero as a result of higher grades and increased throughput from the crusher expansion and a full year of production from the new Buzwagi mine. Production is weighted toward the second half of 2010 as Cortez Hills ramps up and Goldstrike completes its waste-stripping phase. Total cash costs are expected to be correspondingly lower in the second half of the year. Production for 2011 is expected to be in a similar range to 2010 at slightly higher total cash costs after factoring in inflation. Subsequent to 2011, total cash costs are expected to benefit from lower cost projects, primarily Pascua-Lama and Pueblo Viejo, as these come on stream.

Copper production for 2010 is expected to be 340-365 million pounds at total cash costs of $1.10-$1.20 per pound. Lower copper production and lower total cash costs reflect the planned divestiture of the Osborne mine in the second half of 2010. Accordingly, copper production and copper sales are expected to be weighted to the first half of 2010.

Project capital expenditures for 2010 are expected to be in the range of $1.6-$1.8 billion(13) mainly due to the accelerated construction activities at Pueblo Viejo and Pascua-Lama. Mine site expansion capital is anticipated to be $225-$275 million. Sustaining capital expenditures for the mine sites, regions and corporate are expected to be $1.0-$1.2 billion.

* * * *

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

Outlook Assumptions and Economic Sensitivity Analysis

	2010 Guidance	Hypothetical	Impact on
	Assumption	Change	Total Cash Cost
Gold total cash costs
Gold royalties and production taxes	$1,050/oz	$50/oz	$2/oz
Crude oil price*	$75/bbl	$10/bbl	$1/oz
Australian dollar exchange rate*	0.90:1	10%	—
Argentinean peso exchange rate	4:1	10%	$1/oz
Copper total cash costs
Crude oil price*	$75/bbl	$10/bbl	$0.01/lb
Chilean peso exchange rate	525:1	10%	$0.01/lb

*	Due to hedging activities, we are largely protected against changes in these factors.

(13)	Represents Barrick’s share of expenditures and includes capitalized interest of about $250 million in 2010.

Key Statistics

Barrick Gold Corporation	Three months ended		Twelve months ended
(in United States dollars)	December 31,		December 31,
(Unaudited)	2009	2008	2009	2008
Operating Results
Gold production (thousands of ounces)(1)	1,898	2,112	7,423	7,657
Gold sold (thousands of ounces)(1)	1,823	2,190	7,306	7,595
Per ounce data
Average spot gold price	$1,100	$794	$972	$872
Average realized gold price(2)	$1,119	809	$985	872
Net cash costs(5)	321	382	363	337
Total cash costs(3)	474	471	466	443
Amortization and other(4)	122	115	119	115
Copper credits	153	89	103	106
Total production costs	596	586	585	558
Copper production (millions of pounds)	98	109	393	370
Copper sold (millions of pounds)	118	105	380	367
Per pound data
Average spot copper price	$3.01	$1.79	$2.34	$3.15
Average realized copper price(2)	$3.44	3.06	$3.16	3.39
Total cash costs(3)	1.08	1.16	1.17	1.19
Amortization and other(4)	0.19	0.25	0.20	0.33
Total production costs	1.27	1.41	1.37	1.52
Financial Results (millions)
Sales	$2,358	$2,094	$8,136	$7,613
Net income (loss)	215	(468)	(4,274)	785
Adjusted net income(6)	604	277	1,810	1,661
Operating cash flow	(4,300)	439	(2,322)	2,254
Adjusted operating cash flow(7)	921	439	2,899	2,254
Per Share Data (dollars)
Net income (loss) (basic)	0.22	(0.54)	(4.73)	0.90
Adjusted net income (basic)(6)	0.61	0.32	2.00	1.90
Net income (loss) (diluted)	0.21	(0.53)	(4.73)	0.89
Weighted average basic common shares (millions)	984	872	903	872
Weighted average diluted common shares (millions)(8)	996	883	903	885

	As at	As at
	December 31,	December 31,
	2009	2008
Financial Position (millions)
Cash and equivalents	$2,564	$1,437
Non-cash working capital	655	1,037
Debt(9)	6,982	4,556
Equity	15,547	15,459

(1)

Production includes equity gold ounces in Highland Gold. Production also includes an additional 40% share of production from the Cortez mine from March 1, 2008 onwards, an additional 50% interest in Hemlo from - January 1, 2009 onwards and 100% of Storm from October 1, 2008 onwards.

(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 64 of the Company’s MD&A.
(3)	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 62 of the Company’s MD&A.
(4)

Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

(5)	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 62 of the Company’s MD&A.
(6)	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 60 of the Company’s MD&A.
(7)	Adjusted operating cash flow is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 61 of the Company’s MD&A.
(8)	Fully diluted, includes dilutive effect of stock options and convertible debt.
(9)

Debt includes the current and long term portions of our outstanding debt instruments (2009: $6,335, 2008: $4,556) as well as the remaining settlement obligation attributable to the gold sales contracts (2009: $647, 2008: $nil).

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
(Unaudited)	2009	2008	2009	2008	2009	2008	2009	2008
North America (1)	597	946	2,810	3,028	$523	$483	$504	$493
South America	542	512	1,889	2,111	253	275	265	251
Australia Pacific	537	532	1,977	1,942	607	610	588	550
Africa	213	115	716	545	617	656	545	560
Other	9	7	31	31	494	410	494	410
Total	1,898	2,112	7,423	7,657	$474	$471	$466	$443

	Copper Production (attributable pounds) (Millions)				Total Cash Costs (US$/lb)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
(Unaudited)	2009	2008	2009	2008	2009	2008	2009	2008
South America	75	89	302	295	$1.03	$1.11	$1.17	$1.08
Australia Pacific	23	20	91	75	1.25	1.43	1.15	1.64
Total	98	109	393	370	$1.08	$1.16	$1.17	$1.19

	Total Gold Production Costs (US$/oz)
	Three months ended December 31,		Year ended December 31,
(Unaudited)	2009	2008	2009	2008
Direct mining costs at market foreign exchange rates	$462	$415	$430	$441
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	(14)	31	11	(17)
By-product credits	(15)	(6)	(11)	(13)
Copper credits	(153)	(89)	(103)	(106)
Cash operating costs, net basis	280	351	327	305
Royalties	36	24	30	27
Production taxes	5	7	6	5
Net cash costs(2)	321	382	363	337
Copper credits	153	89	103	106
Total cash costs(2)	474	471	466	443
Amortization	119	104	117	109
Unrealized losses (gains) on non-hedge currency and commodity contracts	(1)	8	(1)	2
Inventory purchase accounting adjustments and other	4	3	3	4
Total production costs	$596	$586	$585	$558

	Total Copper Production Costs (US$/lb)
	Three months ended December 31,		Year ended December 31,
(Unaudited)	2009	2008	2009	2008
Cash operating costs	$1.07	$1.15	$1.16	$1.17
Royalties	0.01	0.01	0.01	0.02
Total cash costs(2)	1.08	1.16	1.17	1.19
Amortization	0.19	0.25	0.20	0.33
Total production costs	$1.27	$1.41	$1.37	$1.52

(1)

Barrick’s share of Cortez production and total cash costs increased to 100% effective March 1, 2008. Barrick’s share of Storm production and total cash costs increased to 100% effective October 1, 2008. Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards and Barrick’s share of Hemlo total cash costs increased to 100% effective May 1, 2009.

(2)	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. See page 62 of the Company’s MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 17, 2010, should be read in conjunction with our unaudited consolidated financial statements for the year ended December 31, 2009. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 66.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND CHANGES IN DEFINITION OF NON-GAAP PERFORMANCE MEASURES

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results, including costs, production and returns, to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Changes in Definitions of Non-GAAP Financial Performance Measures

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 60 of our MD&A.

Adjusted Operating Cash Flow

Starting in this MD&A, we are introducing “Adjusted Operating Cash Flow” as a non-GAAP measure. We have adjusted our operating cash flow to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability. For a more fulsome description of this new measure, please refer to page 61 in the Non-GAAP Financial Performance Measures section of this MD&A.

Adjusted EBITDA

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability. For a more fulsome description of this new measure please refer to page 63 in the Non-GAAP Financial Performance Measures section of this MD&A.

Adjusted Net Income

In 2009, we updated the items included in our reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results. These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess our current operating performance and to predict future operating results:

•                             Added “Effect of tax rate changes” to exclude the effect of corporate income tax rate changes beyond the control of management.

•                             Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts. Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•                             Added “Non-recurring restructuring costs” to exclude the non-recurring charges related to our Organization Review. Restructuring costs related to our mine closures are not included in this adjustment.

•                             Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/dispositions” to include bargain purchase gains and gains on step acquisitions.

We believe that each of these changes is consistent with our definition of adjusted net income, as described in the Non-GAAP Financial Performance Measures on page 60.

Realized Price per Ounce/Pound

In 2009, we updated the items in our Reconciliation of Sales to Realized Price per ounce pound to include export duties that are paid upon sale and currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance and is consistent with our definition as described in the Non-GAAP Financial Performance Measures on page 64.

Net Cash Costs Net Cash/Margin

In 2009, we changed the non-GAAP measure “total gold cash costs per ounce - full credit basis for non-gold sales” to “net cash costs per ounce” in name only. Starting in 2009, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we also introduced the measure “net cash margin”, which is calculated as the difference between realized price and net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce.

BUSINESS OVERVIEW

Our Business

Barrick’s vision is to be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Guided by our five core values, behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results, we have become the world’s preeminent gold mining company.

We have the largest market capitalization and our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

(1)       Based on most recent public information as at date noted.

Our large mineral inventory is well situated in geopolitically secure countries. Approximately 61% of our reserves are located in investment grade(1) countries, including the United States, Chile, Australia, Peru and Canada, which minimizes our concentration risk to any one country and provides a lower overall risk profile.

(1)       Defined as being rated BBB- or higher by S&P.

(1)       Based on 2009 actual results, where available. Newmont is based on the most recent public guidance issued.

(1)       Based on 2009 actual results for Barrick, AngloGold Ashanti and Goldfields. All others are based on the most recent public guidance issued.

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. We manage our business using a regional business unit (“RBU”) structure. We have four RBUs, each of which is led by its own Regional President: North America, South America, Australia Pacific, and Africa. In addition, we have a Capital Projects group, distinct from our RBUs, to focus on managing our project pipeline. The geographic split of gold production for the year ended December 31, 2009 was as follows:

Our Strategy

Our core objective is to maximize long-term value for our shareholders by following a strategy that emphasizes return on capital, as well as earnings and cash flow growth, while providing full leverage of production and reserves/resources to market gold prices. To deliver on this objective, we focus on the following strategic priorities:

FINANCIAL STRENGTH

•          Optimize realized gold price;

•          Contain production costs;

•          Optimize return on capital expenditures;

•          Maintain a strong financial position and good liquidity;

GOLD LEVERAGE

•          Meet annual production targets;

•          Grow reserve/resource base;

•          Unhedged on all future gold production;

GROWTH

•          Develop advanced projects on time and on budget;

•          Acquire future growth opportunities;

RESPONSIBLE MINING

•          Improve safety and environmental performance; and

•          Maintain our social license to operate.

Capability to Execute our Strategy

Our capability to execute our strategy comes from the strength of our experienced management team, skilled workforce and organizational structure, a strong pipeline of projects that facilitates the long-term sustainability of our business, our strong financial position, and our commitment to corporate social responsibility.

Experienced Management Team, Skilled Workforce and Organizational Structure

In 2009 we experienced a number of changes in our senior management team. The Company appointed Aaron Regent, an experienced executive with combined expertise in the mining and finance sectors, as the President and Chief Executive Officer of the Company. Mr. Regent’s new leadership is complemented by an experienced senior management team with a proven track record at Barrick and within the mining industry. Strong leadership and governance are critical to the successful implementation of our core business strategies.

Acquisitions have always been an integral part of our growth strategy. Our corporate development team has demonstrated their ability to identify and acquire targets that have been successfully integrated into our operations. In 2006, we acquired Placer Dome Inc., one of the world’s largest gold mining companies, strengthening our position as the industry leader. Since then we have made a number of all cash acquisitions designed to expand our project pipeline, or increase our current production profile. These acquisitions include: a 75% interest in Cerro Casale in Chile; a 100% interest in the Kainantu exploration property in Papua New Guinea; the remaining 40% interest in our Cortez mine in the United States; the remaining 50% interests in our Storm (United States) and Hemlo (Canada) mines; and an additional 20% interest in our Porgera mine in Papua New Guinea. We have also made a number of recent divestitures that have allowed us to realize value in non-core assets that can then be redeployed into our gold portfolio. These all cash acquisitions and non-core divestitures are important to our growth strategy as they meet our goal of growing our production/reserves and resources without diluting current shareholders, thus increasing shareholder leverage to gold prices.

A skilled workforce has a significant impact on the efficiency and effectiveness of our operations, particularly our ability to meet our annual production targets and contain costs. The remote nature of many of our mine sites presents some challenges in maintaining a well-trained and skilled workforce. We continue to focus on training and development for key members of our senior mine management, technical professionals and frontline workers through our talent management processes, enhanced distance learning programs and e-learning technologies in order to meet this challenge. We have also expanded our technical training and development programs beyond our technical mining disciplines (mining, metallurgy, maintenance and geology) to include our critical support functions. This program is now improving the technical and leadership skills of over 1,000 professionals. Leadership development for key leadership positions and high potential employees will be an area of focus in the coming year in order to support our continued growth plans by maintaining a robust leadership pipeline.

We manage our business using an RBU structure to ensure that each region is able to customize corporate strategies to meet the unique conditions in which they operate. Each of our RBUs is led by its own Regional President: North America, South America, Australia Pacific, and Africa, operating as a standalone business unit with a range of functional groups. Since their inception, the RBUs have added value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply and government and community relations.

In the second half of 2009 we completed an internal organization review with the objective of improving organizational efficiency and strengthening our RBU structure. This review was focused on ensuring clear alignment within the Company on key priorities, that appropriate resources were in place to support these priorities and that there was clarity around roles and responsibilities. An additional goal was to identify ways to simplify work practices and reduce our overall general and administrative cost structure.

Key results of the review included:

•          Elimination of identified areas of overlap;

•          More responsibility and accountability at the RBU level; and

•          A net reduction of about 80 positions, primarily at our corporate office in Toronto.

Exploration and Development of New Mines

Our inventory of exploration and development projects represents an important component of our long-term strategy of growing our reserves and resources. We have an Exploration Group that is focused on finding new discoveries, adding reserves and resources at our existing mines and identifying and delivering exploration upside following acquisitions. We have been successful in adding reserves as a company. Since 1990, we have spent approximately $2 billion on exploration, which has resulted in the discovery of approximately 135 million ounces of reserves, substantially more than the 99 million ounces that we have produced in the same time period. The per ounce cost of reserve additions of approximately $16 has added substantial value to the Company. We prioritize exploration targets to optimize the investment in our exploration programs and are currently focused on Nevada, Chile and Papua New Guinea, where we believe there is excellent potential to make new discoveries and to expand reserves and resources at our existing mines and projects.

Building new mines is key to our long-term goal of increasing profitability and building long-term shareholder value. It can take a number of years for a project to move from the exploration stage through to mine construction and into production and this time frame has increased in recent years, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. This significant increase in the timeline and cost of developing projects is reflected in our business strategy by ensuring that we have an inventory of projects combined with effective management of current operating mines.

The projects in our portfolio are at various stages of development, ranging from scoping to feasibility to construction. We have a dedicated Capital Projects group to focus on managing our large projects through this process, up to and including the building of new mines. This specialized group manages all project activities up to and including the commissioning of new mines, at which point responsibility for mine operations is handed over to the RBUs. Over the past five years, we have built seven new projects on time and near budget, namely Tulawaka, Lagunas Norte, Veladero, Cowal, Ruby Hill, Buzwagi and Cortez Hills. We expect that this experience will allow us to develop the two projects currently at an advanced stage (Pueblo Viejo and Pascua-Lama), which we expect to be commissioned over the next three years and which are expected to contribute significant low cost production.

Financial Strength

The recent global economic crisis has underlined the importance of maintaining adequate levels of liquidity and a strong balance sheet. We actively manage our liquidity by focusing on maintaining and growing operating cash flows; effective capital allocation, including prioritization of capital projects; and putting in place financing, when appropriate, for our capital needs. Of critical strategic importance is the ability to optimize capital employed through an effective and efficient capital allocation process. Ownership of Barrick’s capital allocation processes and standards is provided by a Business Strategy and Capital Allocation group. Through this group, the capital allocation strategy for the Company is developed and regularly updated by compiling and analyzing information regarding spend alternatives and opportunities. Capital is deployed in alignment with the strategic priorities of the Company, and appropriate performance management activities are in place to ensure that expected returns on capital are achieved.

In 2009, we completed a $4.0 billion equity offering and completed two debt issues, totaling $2.0 billion, while maintaining our S&P “A” credit rating. This capital enabled us to eliminate all of our Gold Hedges(2) and a significant portion of our Floating Contracts(2), providing our investors with full leverage to gold prices. Our strong balance sheet and ability to generate significant operating cash flows in a high gold price environment should enable us to maintain our strong financial position and good liquidity, and to fund our development projects and acquisitions.

Corporate Responsibility

Operating in a socially responsible manner is critical in maintaining a license to operate in our industry. We are committed to making a positive difference in the communities in which we live and work. We recognize that responsible behavior is our calling card, creating opportunities to generate greater value for our shareholders, while at the same time fostering sustainable development in the communities and countries where we operate. In 2009, we were named to the Dow Jones Sustainability World Index (DJSI), ranking the Company as a top performer in corporate social responsibility worldwide for the second consecutive year. The renewed listing on the index reinforces Barrick’s position among the most sustainability-driven companies in the world.

Responsible environmental management is central to our success as a leading gold mining company. In order to accomplish this goal across our 26 mines and four regions, we have an Environmental Management System which guides all of our sites. We have also developed and are continuing to develop specific performance standards. Our new Global Water Conservation Standard, completed in 2008, is now being implemented as a company-wide priority. In 2009, we drafted three additional Standards, including a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard, which are currently being implemented. In certain respects, these Standards exceed regulatory requirements and represent industry best practices.

Barrick was a leading participant in the development of the International Cyanide Management Code and, by the end of 2009, we had achieved Cyanide Code certification at 19 of our 26 operations. Of the balance, four do not currently use cyanide and the remaining three are working towards certification, which we expect they will receive before the end of 2012.

Barrick recognizes the risks that climate change represents to society and to our long-term success. We have adopted a Climate Change program with a focus on energy efficiency and the use of renewable energy to reduce the Company’s carbon footprint. The program builds on energy efficiency programs and renewable energy projects already underway at our operations and embeds climate change considerations into business management processes and investment decision-making. All 26 Barrick mines have conducted energy self-assessments and are working toward greater energy efficiency and conservation. A small hydroelectric project in Chile’s Atacama Desert was brought on line in 2009. This end-of-pipe power generator produces power from water pumped 90 km to the minesite from the Negrillar aquifer at the base of the Andes. The underground mines in Nevada have successfully implemented bio-diesel use which has the combined benefit of reduced GHG emissions and lower particulate matter in engine exhaust.

We believe that the health and safety of our workers is fundamental to our business. Our vision is: “Every person going home safe and healthy every day”. We are committed to the identification and elimination or control of workplace hazards for the protection of ourselves and others. Our long-term goal is to be a zero incident company.

For us to succeed in fulfilling this goal, we:

•          Provide the expertise and resources needed to maintain safe and healthy working environments;

•          Established clearly defined safety and occupational health programs and measure safety and health performance, making improvements as warranted;

•          Operate in accordance with recognized industry standards, while complying with applicable regulations;

•          Investigate the causes of accidents and incidents and develop effective preventative and remedial action;

•          Train employees to carry out their jobs safely and productively;

•          Maintain a high degree of emergency preparedness; and

•          Require that vendors and contractors comply with our applicable safety and health standards.

(2)       The Gold Hedges are fixed price (non-participating) gold contracts and the Floating Contracts are floating spot-price (fully-participating) gold contracts. The Gold Hedges, together with the Floating Contracts, comprise the “Gold Sales Contracts”).

2009 Results at a Glance

Financial Highlights for the years ended December 31(1)
(in millions, except where indicated)	2009	2008	$ change	% change
Sales	$8,404	$7,913	$491	6%
Net income	(4,274)	785	(5,059)	(644)%
Per share	(4.73)	0.90	(5.63)	(626)%
Adjusted net income	1,810	1,661	149	9%
Per share	2.00	1.90	0.10	5%
EBITDA	(2,514)	2,347	(4,861)	(207)%
Adjusted EBITDA	3,419	2,347	1,072	46%
Operating cash flow	(2,322)	2,254	(4,576)	(203)%
Adjusted operating cash flow	2,899	2,254	645	29%
Cash and equivalents	$2,564	$1,437	$1127	78%

(1)       The amounts presented in this table include the results of discontinued operations.

FINANCIAL RESULTS

•          Net loss of $4.3 billion, reflecting the decision to eliminate our Gold Hedges and Floating Contracts

•          Adjusted net income of $1.8 billion, a 9% increase over the prior year largely due to higher cash margins with the rise in realized gold prices and continuing the five year trend of increasing adjusted net income

•          Net outflow of $2.3 billion of operating cash flow, reflecting the $5.2 billion spent on settlement of our Gold Hedges and a significant portion of our Floating Contracts

•          Record $2.9 billion of adjusted operating cash flow, a 29% increase over the prior year largely reflecting growing cash margins and the continuing trend of robust cash flows from operations

•          EBITDA of $(2.5) billion reflecting the elimination of our Gold Hedges and Floating Contracts

•          Adjusted EBITDA of $3.4 billion, a 46% increase over the prior year largely due to higher cash margins with the rise in realized gold prices and a new high for the Company

•          Maintained the only ‘A’ credit rating in the industry (as established by S&P) after issuing $4 billion in equity and $2 billion in debt during 2009

•          $2.6 billion in cash at year end and an undrawn credit facility of $1.5 billion

•          Net debt increased to $4.4 billion, a 51% increase over the prior year largely due to the debt issued to settle the gold sales contracts and the remaining obligation to settle the Floating Contracts. The increase in net debt over the past five years has moved in line with our activities to invest in our business, through building new projects and making all cash acquisitions.

Operational Highlights for the years ended December 31(1)	2009	2008	$ change	% change
Gold produced (000’s ounces)	7,423	7,657	(234)	(3)%
Realized price ($ per ounce)	$985	$872	$113	13%
Net cash costs ($ per ounce)	$363	$337	$26	8%
Total cash costs ($ per ounce)	$466	$443	$23	5%
Copper produced (millions of pounds)	393	370	23	6%
Total cash costs ($ per pound)	$1.17	$1.19	$(0.02)	(2)%

(1)                     The amounts presented in this table include the results of discontinued operations.

GOLD LEVERAGE

•                             7.4 million ounces of production, once again the largest in the industry, within our original guidance range, 3% lower than the prior year

•                             Gold total cash costs of $466 per ounce were within our original guidance range, 5% higher than the prior year

•                             Realized gold prices increased 13% in 2009 to $985 per ounce, an all-time annual high

•                             Cash margins increased by 21%, reflecting an increasing trend over the past five years

•                             Eliminated our Gold Hedges, giving us full leverage to gold price appreciation

•                             Copper production of 393 million pounds at lower cash costs than the previous year, continues to provide excellent margin contribution to our gold business

GROWTH

•                             Buzwagi entered into production in May 2009, contributing 189 thousand ounces at total cash costs lower than the Company average

•                             Significant progress on our advanced projects

•                            Cortez Hills expected to start production in first quarter 2010(3)

•                            Pueblo Viejo on track to commence production in fourth quarter 2011, with expanded capacity and within its revised $3.0 billion pre-production capital budget

•                            Decision to construct Pascua-Lama project in May 2009, with first production expected in first quarter 2013

•                             Acquired an additional 50% interest in our Hemlo mine in Canada

•                             Grew industry’s largest reserves to 139.8 million ounces

RESPONSIBLE MINING

•                             Included in Dow Jones Sustainability Index (World and North America) for the second consecutive year

•                             19 of 22 operations using cyanide have been certified under the International Cyanide Management Code, with the other three expected to be certified by the end of 2012

•                             25% improvement in Lost Time Injury incidents in 2009

(3)       In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

2009 Business Developments

Elimination of Cold Sales Contracts

In 2009, we eliminated our Gold Hedges and a substantial portion of our Floating Contracts. We made this strategic decision to gain full leverage to the gold price on all future production due to an increasingly positive outlook on the gold price and continuing robust gold supply/demand fundamentals. In addition, we believe that the Gold Sales Contracts were adversely impacting Barrick’s appeal to the broader investment community and, hence, its share price performance.

Our Gold Hedges were fixed price contracts which did not participate in gold price movements. At the time we announced the plan to eliminate them, our Gold Hedges totaled 3.0 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $993 per ounce) of negative $1.9 billion.

Our Floating Contracts are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled. At the time we announced the plan to eliminate a significant portion of our Floating Contracts, they had a MTM position of negative $3.7 billion. This liability does not change with gold prices and is therefore economically similar to a fixed US dollar obligation as it is only subject to interest rate risk. No activity in the gold market is required to settle our Floating Contracts and we fully participate in any subsequent increase in the price of gold. As at December 31, 2009, the obligation relating to the Floating Contracts has been reduced to approximately $0.7 billion. The obligations related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of 2%-3%. Any further reductions in the obligation related to the Floating Contracts will be subject to the same capital allocation process as our other liabilities.

	Gold Hedges		Floating
($ billions, except ounce		MTM	Contracts	Total
amounts in millions)	ounces	liability	liability	liability(1)
As at September 7, 2009	3.0	$1.9	$3.7	$5.6
MTM adjustment(2)	—	0.2	—	0.2
Ounces eliminated/net proceeds used to date	(3.0)	(2.1)	(3.0)	(5.1)
Remaining liability as at December 31, 2009	—	$—	$0.7	$0.7

(1)                     The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.

(2)                     The change in liability is net of an increase in the MTM of the Gold Hedges of $0.3 billion and $0.1 billion of certain balance sheet reclassifications.

New Sources of Capital

Equity Offering

In September 2009, we completed an equity bought deal offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion (the “Common Share Offering”), which was used to eliminate the Gold Hedges and a portion of the Floating Contracts. The Common Share Offering was the largest equity bought deal in Canadian history and underscores the investor appetite for our stock. The increase in our common shares outstanding to 983 million shares represented a dilution to the ownership interests of shareholders prior to the Common Share Offering of approximately 12%. This dilution will have a similarly dilutive impact on our earnings per share performance on a go forward basis.

Debt Offerings

In March 2009, we issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations

In October 2009, we issued $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “Debt Offering”). The net proceeds from this transaction were used to fund a further reduction of our Floating Contracts. We continue to maintain the only “A” credit rating in the industry following these transactions.

Silver Agreement

In September 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell a portion of the life-of-mine silver production from the Pascua-Lama project and silver production from the Lagunas Norte, Pierina and Veladero mines until Pascua-Lama is in production. Silver Wheaton has made a cash payment of $212.5 million and will make further payments for a total cash deposit of $625 million, plus an ongoing payment for each ounce of silver delivered under the agreement.

The upfront payment stream allows us to monetize some of Pascua-Lama’s value immediately, which also enhances the overall return on investment of Pascua-Lama and leaving us with significant exposure on the remaining silver production from Pascua-Lama. We commenced the sale of silver to Silver Wheaton from the Lagunas Norte, Pierina and Veladero mines effective September 1, 2009.

Project Financing

We continue to work towards obtaining project financing for our Pueblo Viejo and Pascua-Lama projects. This external financing will assist in funding the large capital cost associated with building these mines at terms that meet our internal return on capital metrics.

Advanced Project Development

Buzwagi Production Start-up

Mine construction of our Buzwagi project in Tanzania was completed in May 2009, on time and in line with budget, and the mine has since contributed significant gold production at lower total cash costs.

Cortez Hills Commissioning

Our Cortez Hills(4) project is essentially complete and in the final stages of commissioning. The project is anticipated to be completed in line with its $500 million pre-production budget and is expected to become the seventh project in five years that we have delivered on time.

Pueblo Viejo Development

Our Pueblo Viejo project is progressing well and initial production is anticipated in the fourth quarter of 2011. The project continues to track within its budget estimate, but as a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3 billion will be brought forward such that pre-production capital is expected to be about $3.0 billion (100% basis). This will have an impact of increasing average production and lowering cash costs in the first five years of production. This project is a long life asset with an expected mine life of over 25 years.

Pascua-Lama Construction

In 2009, we began construction of Pascua-Lama with initial production expected in first quarter 2013. When complete, it is expected to be one of the lowest operating cost gold producing mines in the world. This project is a long life asset with an expected mine life of over 20 years.

Cerro Casale Advancement

We recently completed the feasibility study optimization work at our Cerro Casale joint venture project in Chile. The pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits.

Acquisitions and Divestitures

IPO of African Gold Mining Operations

On February 17, 2010, our Board of Directors approved a plan to create African Barrick Gold, a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange, subject to market conditions. The new company also intends to seek a future listing on the Dares Salaam Stock Exchange in Tanzania. African Barrick Gold will hold Barrick’s African gold mines and exploration properties. The new company will offer about 25% of its equity in an initial public offering and Barrick will retain the remaining interest. The pricing and terms are yet to be determined; however, the offering is expected to be priced in late March, with closing expected to occur by the end of March.

Acquisitions

In February 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%.

Also in February 2010, we entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis of a takeover bid for net consideration of approximately $75 million. Tusker holds the other 49% interest in our Nyanzaga joint venture in Tanzania. If and when acquired, Tusker will be held in African Barrick Gold.

In September 2009, we completed the acquisition of 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This transaction was considered an asset purchase. This asset acquisition will increase the production capacity of Barrick Energy by approximately 900 boe/day in 2010.

In April 2009, we acquired the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) for cash consideration of $50 million, thereby increasing our interest to 100%.

Asset Sales

In December 2009, we committed to a plan to dispose of our Osborne mine in Australia and we expect to finalize a transaction in first half of 2010. In July 2009, we sold our Henty mine also in our Australia Pacific operating segment for consideration of $4 million cash and $2 million in Bendigo Mining Limited shares. Both of these mines were nearing the end of their planned life.

(4)       In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

Outlook for 2010

2010 Guidance Summary

	2009	2010
	Actual(1)	Guidance
Gold
Production (millions of ounces)	7.4	7.6 - 8.0
Cost of Sales	3,431	3,400 - 3,800
Net cash costs ($ per ounce) (2)	363	345 - 375
Total cash costs ($ per ounce)	466	425 - 455
Amortization ($ per ounce)	119	130 - 135
Copper
Production (millions of pounds)	393	340 - 365
Cost of sales	444	440 - 460
Total cash costs ($ per pound)	1.17	1.10 - 1.20
Amortization ($ per pound)	0.20	0.20 - 0.25
Other amortization and accretion	140	125
Corporate administration	171	155
Exploration expense	144	170 - 180
Project expense, net (including equity) (3)	178	210 - 230
Other expense	359	280 - 300
Interest income	10	15
Interest expense	57	190 - 220
Capital expenditures - minesite sustaining	784	1,000 - 1,200
Capital expenditures - minesite expansion	60	225 - 275
Capital expenditures - projects(4)	1,514	1,600 - 1,800
Effective income tax rate	29%	30%

(1)                     The amounts presented in this table include the results of discontinued operations.

(2)                     Assuming a copper price of $2.75 per pound.

(3)                     Represents Barrick’s share of expenditures.

(4)                     Represents Barrick’s share of expenditures including capitalized interest of about $250 million in 2010 (2009: $257 million).

2010 Guidance Analysis

Production

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational factors, including if the volume and/or grade of ore mined differs from estimates, which could occur because of changing mining rates, ore dilution, varying metallurgical and other ore characteristics, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Certain non-operating factors may also cause actual production to vary from guidance, including litigation risk, the regulatory environment and the impact of global economic conditions. Mining rates are also impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods and earthquakes, and unexpected civil disturbances, labor shortages or strikes.

We expect 2010 gold production to increase from its 2009 level of 7.4 million ounces to about 7.6 to 8.0 million ounces subject to the US District Court allowing Cortez Hills to operate consistent with Barrick’s motion for a limited preliminary injunction of activities. This is 0.1 million ounces lower than previously disclosed, reflecting Barrick’s reduced equity interest in production from African Barrick Gold. Increased gold production is expected primarily in North America and Africa as a result of a full year of production from both Cortez Hills and Buzwagi, respectively, as well as in South America as a result of the completion of the overland conveyor, crusher expansion and higher ore grades at Veladero; partly offset by lower production in Australia Pacific due to the divestiture of Henty during 2009, the planned divestiture of Osborne in Australia and the impact of the IPO of our African gold mining operations. Production in 2010 is expected to be higher than 2009 throughout the year, in the first half principally due to Veladero and Buzwagi, and in the second half principally due to Cortez and Goldstrike, with overall production levels higher in the second half of the year. Production for 2011 is expected to be in a similar range to 2010.

Decreased copper production is expected from 393 million pounds in 2009 to about 340 to 365 million pounds due to the planned divestiture of the Osborne mine in the second half of 2010. Accordingly, copper production is expected to be weighted to the first half of 2010.

Cost of Sales, Net Cash Costs and Total Cash Costs

We prepare estimates of cost of sales, net cash costs and total cash costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, net cash costs and total cash costs per ounce/pound are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results. The following table provides a reconciliation of our cost of sales guidance to our net cash costs and total cash costs guidance.

Cost of sales applicable to gold is expected to be in the range of $3.4 to $3.8 billion and total cash costs are expected to be in the range of $425 to $455 per ounce. Gold total cash costs in 2010 are forecast to be about 5% lower than 2009 primarily due to higher production levels from an increase in recovery rates, a decrease in waste tons mined, higher silver and copper by-product credits due to increases in realized prices, and lower expected maintenance costs due to a general focus on cost reduction and effectiveness of our maintenance programs. These cost decreases are expected to be partly offset by lower tons processed, higher royalties and production taxes due to higher spot prices for gold and copper, and higher energy costs. Total gold cash costs and net cash costs for 2010 include forecasted currency and fuel hedge net gains of about $11 per ounce based on a spot oil price assumption of $75 per barrel (WTI) and a U.S. dollar to Australian dollar exchange rate assumption of $0.90.

Gold total cash costs during the year are expected to vary due to mine sequencing. Total cash costs are expected to be higher in the second quarter of 2010 due to the production mix, but year over year total cash costs are expected to decrease, particularly in the second half of 2010 with the mining of higher ore grades at Cortez and Goldstrike. Total cash costs for 2011 are expected to be slightly higher after factoring in inflation and subsequently are expected to benefit from lower cost projects, primarily Pascua Lama and Pueblo Viejo, as these come on stream.

(1)                     Chart depicts approximate impacts of each category on total cash costs per ounce.

Cost of sales applicable to copper is expected to be about $440 to $460 million. Total cash costs are expected to be in the range of $1.10 to $1.20 per pound for copper. Total cash costs for copper are expected to be approximately $0.04 per pound lower than 2009, primarily as a result of the reduction in the price of sulfuric acid at Zaldívar.

Net cash costs are expected to be in the range of $345 to $375 per ounce(5), as the expected copper margin is expected to be approximately $80 per ounce.

Reconciliation of Cost of Sales guidance to Total Cash Costs per ounce/pound and Net Cash Costs per ounce guidance

	Gold	Copper
Cost of sales ($ millions)	$3,400 - $3,800	$440 - $460
Production (millions of ounces/lbs)	7.6 - 8.0	340-365
Total cash costs ($ per ounce/per Ib)	$425 - $455	$1.10 - $1.20
Expected copper margin per ounce(1)	~$80
Net cash costs ($ per ounce)	$345 - $375

(1)       Assuming a copper price of $2.75 per pound.

Exploration

Higher costs are expected in 2010 primarily reflecting ongoing mine site reserve and resource development programs, principally at Cortez, Turquoise Ridge and Porgera.

Project Expenses

Project expenses are classified under a combination of project expenses and equity method investments on our income statement. The timing of the funding for project expenditures through equity method investments and the subsequent expense recognition vary. The funding is initially recorded as an increase in the carrying amount of our investment. Our share of expenses is recognized as amounts are spent on the projects through “equity investees” in our consolidated statement of income.

In aggregate, we expect to expense approximately $210 to $230 million for our share of expenditures in 2010, compared to actual 2009 expense of $178 million. Our expected project expenses are primarily attributable to our commitment to complete feasibility studies at Reko Diq, Donlin Creek and Kabanga; further project optimization at Cerro Casale; the cost of studies to evaluate additional reserve and resource potential at Cortez Hills; and project feasibility studies at Lagunas Norte.

Other

The expected decrease in other expenses is primarily due to restructuring costs and non-hedge derivative and currency translation losses incurred in 2009 not presently expected to reoccur, as well as lower regional business unit costs expected in 2010.

(5)       Assuming a copper price of $2.75 per pound.

Interest Income and Interest Expense

We expect slightly higher interest income in 2010 primarily due to higher average cash balances. We expect higher interest expense in 2010 due to higher annualized interest expense attributable to the $2 billion in debt securities issued in 2009 and project financing for the Pueblo Viejo expected to be finalized in 2010 and Pascua-Lama shortly thereafter. We also expect less interest to be capitalized mainly as a result of the startup of operations at Cortez Hills.

Capital Expenditures

Projects

The expected increase in our share of capital expenditures from $1,514 million in 2009 to about $1,600 to $1,800 million in 2010 is mainly due to accelerated construction activities at the Pueblo Viejo and Pascua-Lama projects, partly offset by the completion of the Cortez Hills and Buzwagi projects.

Expansion

The expected increase in expansion capital relates to development projects at Goldstrike, Bald Mountain, Golden Sunlight and Cortez in North America, and Veladero and Lagunas Norte in South America.

Sustaining Capital

Sustaining capital expenditures for the mine sites and corporate and regional offices are expected to increase from 2009 expenditure levels of $784 million to about $1,000 to $1,200 million, primarily due to mine development, pit dewatering, leach pad and tailings pond expansion, and other projects designed to improve plant capacity and/or efficiency. Capital expenditures for drilling at Barrick Energy are also expected to increase, to take advantage of the Alberta government drilling incentives.

Income Tax Rate

Our underlying expected effective tax rate excludes the impact of currency translation gains/losses and changes in tax valuation allowances. We do not anticipate any significant change in our underlying effective tax rate for 2010.

Outlook Assumptions and Economic Sensitivity Analysis

	2010 Guidance Assumption	Hypothetical Change	Impact on Total Cash Costs	Impact on EBITDA (millions)
Gold revenue	$1,050/oz	$50/oz	n/a	$380 - $400
Copper revenue	$2.75/lb	$0.25/lb	n/a	$85 - $90
Gold total cash costs
Gold royalties and production taxes	$1,050/oz	$50/oz	$2/oz	$14
Crude oil price(1)	$75/bbl	$10/bbl	$1/oz	$8
Australian dollar exchange rate(1)	0.90:1	10%	—	—
Argentinean peso exchange rate	4:1	10%	$1/oz	$9
Copper total cash costs
Crude oil price(1)	$75/bbl	$10/bbl	$0.01/lb	$3
Chilean peso exchange rate	525:1	10%	$0.01/lb	$5

(1)                     Due to hedging activities we are largely protected against changes in these factors.

MARKET REVIEW

In 2009, the global economy once again experienced a tumultuous year, as many commodity and stock market indices experienced historically high levels of volatility in the face of the global economic downturn and the subsequent start of the recovery process. Financial market conditions improved in the latter half of the year as global credit markets started to ease up, investor confidence began to return and many economies returned to positive growth. However, global unemployment rates are still high, global monetary conditions remain at historic lows and the prospects for a sustained recovery remain uncertain.

During the year, the US dollar was generally in decline, primarily as a result of the low interest rates offered on US dollars, investment into riskier assets, and concerns about the level of US government borrowings and deficits. Gold has historically been inversely correlated to the US dollar and that trend continued in 2009, with gold prices trading to all-time highs in a number of major currencies.

In 2009, we sold all our gold production in the spot market at market prices, providing shareholders with maximum leverage to gold prices, which allowed us to capitalize on record high gold prices. A weakening US dollar, while acting as a catalyst to higher market gold prices, also causes costs denominated in other currencies to rise when reported in US dollar terms. To the extent costs in other currencies are not hedged, the growth in gross margins from higher gold prices is eroded by appreciation in US dollar terms of those costs. To provide better leverage to market gold prices and secure higher cash margins in a rising gold price environment, we have hedged a significant portion of our input costs that are sensitive to a decline in the US dollar, particularly operating costs denominated in Australian dollars and fuel prices. Our strategy of being fully leveraged to market gold prices while hedging our exposure to input costs that are sensitive to a decline in the US dollar helped us to grow cash margin from gold sales in 2009 as US dollar weakness contributed significantly to higher market gold prices. Should gold prices decline due to US dollar appreciation, then we would not participate under this strategy from depreciating costs in other currencies since the currency component of those costs has been fixed. This strategy has the result of increasing the upside potential to generate better cash margins in a rising gold price environment, to the extent US dollar gold price increases are driven by US dollar currency depreciation.

Gold

The market price of gold is the most significant factor in determining the earnings and cash flow generating capacity of Barrick’s operations. The price of gold is subject to volatile price movements over short periods of time, especially in the current market environment, and is affected by numerous industry and macroeconomic factors that are beyond our control. Gold price volatility remained high in 2009, with the price ranging from $803 to $1,227 per ounce during the year. The average market price for the year of $972 per ounce was an all-time high. The market price of gold has been influenced by low US dollar interest rates, volatility in the credit and financial markets, investment demand and the monetary policies put in place by the world’s most prominent central banks. As a result of the global easing of monetary policy, as well as increases in announced government spending, particularly in the US, we believe that there is a possibility that both inflation and US dollar depreciation could emerge in the coming years. Gold is viewed as a hedge against inflation and has historically been inversely correlated to the US dollar. Therefore, higher inflation and/or depreciation in the US dollar should be positive for the price of gold. While gold prices have come down and the US dollar has strengthened slightly in early 2010, we believe this to be a short-term movement and the long-term upward trend in prices will continue.

Throughout 2009, we have continued to see increased interest in holding gold as an investment, through global Exchange Traded Funds (ETFs), exchange holdings and coins. This was evidenced by the increased volumes held by ETFs and also the backlog that mints worldwide had in meeting consumer demand for gold coins.

(1)                     Includes the holdings of GBS (ASX), GBS (LSE), NewGold (JSE), GLD (NYSE), IAU (Amex), ZKB (Swiss), ETFS (London), XETRA (DAX), Julius Baer (SWX), ETFS (NYSE), CS-XMTCH(SIX), UBS-IS (USD)

We believe that the outlook for global gold mine production will be one of declining supply in the years to come. The industry has seen a declining trend over much of the past decade, and although there has been an increase in 2009, we expect a decline over the long term. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing delays and impediments in bringing projects-especially large-scale projects - to the production stage; a lack of global exploration success in recent years; and a scarcity of new, promising regions for gold exploration and production. A decrease in global industry production raises the potential for a higher sustainable long-term gold price.

Source: GFMS

Gold sales from the official sector under the Central Bank Gold Agreement (CBGA) also have a significant impact on gold prices. Sales for the year ended in September 2009 were about 70% below the 500 tonnes full-year quota. A renewed CBGA took effect in September 2009 upon the expiry of the previous accord, with the quota lowered to 400 tonnes per year over this 5-year agreement. This renewal is structured to accommodate the expected sales of up to 403 tonnes of gold from the International Monetary Fund (IMF). Net official sector sales have been declining in recent years and during the final three quarters of 2009, central banks became net buyers. In November 2009, the IMF announced the sale of 200 tonnes of gold to the Reserve Bank of India and earlier in the year China announced that it has added more than 400 tonnes to its reserves since the last report of their holdings in 2003.

Source: World Gold Council and GFMS

The reserve gold holdings of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than the reserve holdings of more developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollars and as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main benefactors. In conjunction with the below quota selling of gold under the CBGA, which is expected to continue in the current year of the agreement, these recent purchases of gold by global central banks provide a strong indication that the view of gold as a reserve asset is returning to favor.

Source: World Gold Council

Copper

Copper prices generally rose throughout 2009, as London Metals Exchange (LME) copper prices traded in a wide range of $1.37 to $3.37 per pound, averaging $2.34 per pound, and closing the year at $3.33 per pound. Our realized price of $3.16 per pound in 2009 exceeded LME spot prices by $0.82 per pound due to the benefit from our copper hedging program. Copper’s rise during the year occurred mainly as a result of strong Chinese demand and increasingly positive sentiments about the prospects of future global economic expansion, including the expected impact on copper demand from government stimulus spending on infrastructure projects. Copper prices should continue to be positively influenced by demand from Asia, a return to global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for 2010 at an average price of $2.19 per pound but can fully participate in copper price upside on approximately 100% of our expected 2010 copper production up to a maximum average price of $3.63 per pound.

Silver

Silver traded in a range of $10.35 to $19.46 per ounce in 2009, averaged $14.70 per ounce and closed the year at $16.87 per ounce. Despite weak industrial demand, silver managed to rise during the year due to very strong investor demand. The ounces held by major global ETFs increased by 123 million ounces during the year with holdings totaling 396 million ounces at the end of 2009. The silver market is currently in surplus and while a return to global economic growth will help improve industrial demand, the primary influence of prices should continue to be investor demand.

In Q3 2009, the Company eliminated all of its silver sales hedge contracts at a total cost of $114 million. This amount was paid from the Company’s cash balances.

In September 2009, the Company entered into a transaction with Silver Wheaton Corp. where we have sold 25% of the life-of-mine Pascua-Lama silver production upon the later of January 1, 2014 or completion of construction at the project, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time, for a total cash deposit of $625 million. Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs and increasing exposure to the Chilean peso as a result of the construction of our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, and Argentinean peso through mine operating and capital costs.

In 2009, the US dollar was generally in decline, primarily as a result of the low interest rates offered on US dollars, re-leveraging by investors into riskier assets, and concerns about the level of US government borrowing and deficits. In early 2010, the US dollar experienced a small rally as money flows moved from Euros to the US dollar on the news of debt concerns for certain EMU countries. However, we feel there is more risk for the US dollar to decline from these levels, which should be supportive of gold prices.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2009, the Canadian dollar traded in a wide range of $0.77 to $0.98 and closed at $0.96 due to volatility in the global economy, as well as energy and commodity prices. The Australian dollar also experienced high volatility, trading in a range of $0.63 to $0.94 and closed at $0.90, strengthening towards the end of the year due in part to increasing interest rate differentials and higher commodity prices.

About 60-65% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position allows for more accurate forecasting of our anticipated expenditures in US dollar terms and mitigates our exposure to volatility in the US dollar. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2009 - $27 million; 2008 -$106 million; and 2007 - $166 million. These gains are recorded within our operating costs. We have also recorded hedge losses increasing corporate administration costs in 2009 by $7 million (2008 - $11 million gain and 2007 - $19 million gain.)

For 2010, our average Australian and Canadian dollar hedge rates are favorable when compared to the year-end market rates for these currencies. The average hedge rates vary depending on when the contracts were put in place. We are approximately 90% hedged in 2010 for expected Australian and Canadian operating costs, and sustainable and eligible project capital expenditures at rates of $0.80 and $0.93, respectively. In addition, we have hedged 83%, 68%, and 62% of our total expected 2011, 2012, and 2013 Australian expenditures at rates of $0.76, $0.74, and $0.70, respectively. Assuming market exchange rates at the December 31st levels of $0.90 and $0.95, we expect to record opportunity gains of approximately $106 million in 2010 (about $13 per ounce on total 2010 production), or approximately $97 million for the Australian dollar and approximately $9 million for the Canadian dollar. Further information on our currency hedge positions is included in note 20 to the consolidated financial statements.

A$ Currency Contracts

	A$:US$ Contracts (A$ millions)	Effective Hedge Rate	% of Expected A$ Exposure(1)
2010	1,423	0.80	93%
2011	1,322	0.76	83%
2012	964	0.74	68%
2013	750	0.70	62%

C$ Currency Contracts

	C$:US$ Contracts (C$ millions)	Effective Hedge Rate	% of Expected C$ Exposure(1)
2010	381	0.93	89%
2011	27	0.95	7%

CLP Currency Contracts

	CLP:US$ Contracts (CLP millions) (2)	Effective Hedge Rate	% of Expected CLP Exposure(3)
2010	96,240	519.21	44%
2011	60,000	507.57	27%

(1)	Includes all forecasted operating, sustainable and eligible project capital expenditures.
(2)

CLP 120,000 million collar contracts are an economic hedge on pre-production expenditures at our Pascua-Lama project with a cap and floor of 500 and 550, respectively. The CLP exchange rate was 507.57 at December 31, 2009.

(3)	Includes all forecasted operating, sustainable and forecasted project capital expenditures.

Fuel

Oil prices were volatile during 2009, trading between $34 and $82 per barrel and averaged $62 per barrel. Oil prices closed the year at $79 per barrel as the global economy appears to be returning to growth conditions.

We consume on average approximately 3.8 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to high oil prices. We currently have financial contracts in place totaling 4.2 million barrels, which represents 60% of our total estimated direct consumption in 2010 and 16% of our total estimated direct consumption over the following three years. Those contracts are primarily designated for our Nevada-based mines, and have an average price of $90 per barrel. In 2009, we recorded hedge losses in earnings of approximately $97 million on our fuel hedge positions (2008: $33 million gain; 2007: $29 million gain). Assuming market rates at the December 31st level of $79 per barrel, we expect to realize opportunity losses of approximately $30 million in 2010 from our financial contracts.

Financial Fuel Hedge Summary

	Barrels(1) (thousands)	Average Price	% of Expected Exposure
2010	2,340	$101	60%
2011	804	87	20%
2012	590	69	16%
2013	440	63	12%
	4,174	$90	27%

(1)                     Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

In 2010, we expect Barrick Energy to produce about 1.5 million barrels of oil equivalent at a cash cost of approximately $40 per barrel. Barrick Energy production mitigates our exposure on approximately 15% of our 2010 fuel requirements.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark rate was kept at this level throughout 2009. We expect that short-term rates will remain at low levels well into 2010, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.6 billion at the end of the year); the mark-to-market value of derivative instruments, including our remaining Floating Contracts ($0.7 billion at December 31, 2009); the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.3 billion at December 31, 2009). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest costs rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

The historically low near-term rates and the upward-sloping yield curve are enabling more consumers to avoid defaulting on debt and are helping previously at-risk financial institutions to stabilize their businesses through borrowing at low short-term rates and lending at higher medium-to-long term rates. This yield curve impacts the net amounts of interest income and expense since our debt issuances were set at predominantly 10-year and 30-year interest rates, while our cash and equivalents balances are generating interest income at lower rates in the 30 to 90 day range.

If shorter term interest rates rise, this should result in us generating higher amounts of interest income on our cash balances, while our interest expense is largely at fixed rates and insensitive to increasing interest rates.

FINANCIAL AND OPERATIONAL RESULTS

Review of Financial Results(1)

	For the years ended December 31
($ millions, except per share data in dollars)	2009	2008	$ change	% change	2007
Revenues	$8,404	$7,913	491	6%	$6,332
Net income/(loss)	(4,274)	785	(5,059)	(644)%	1,119
Per share(2)	(4.73)	0.90	(5.63)	(626)%	1.29
Net income/(loss)	(4,274)	785	(5,059)	(644)%	1,119
Elimination of gold sales contracts	5,901	—	5,901	100%	—
Effect of tax rate changes	59	—	59	100%	—
Impairment charges related to goodwill, property, plant and equipment, and investments	259	899	(640)	(71)%	59
Gains on acquisitions/dispositions	(85)	(178)	93	52%	(59)
Foreign currency translation (gains)/losses	(95)	135	(230)	(170)%	(73)
Non-recurring restructuring costs	15	—	15	100%	—
Unrealized (gains)/losses on non-hedge derivative instruments	30	20	10	50%	(10)
Adjusted net income(3)	1,810	1,661	149	9%	1,036
Per share(2)	2.00	1.90	0.10	5%	1.19
EBITDA(4)	(2,514)	2,347	(4,861)	(207)%	2,436
Adjusted EBITDA(5)	3,419	2,347	1,072	46%	2,436
Operating cash flow	(2,322)	2,254	(4,576)	(203)%	1,768
Adjusted operating cash flow(6)	2,899	2,254	645	29%	1,768
Capital expenditures - minesite sustaining(7)	$784	742	42	6%	679
Capital expenditures - minesite expansionary(7)	$60	—	60	100%	—
Capital expenditures - projects(7)	$965	739	226	31%	243
Total assets	27,075	24,161	2,914	12%	21,951
Total liabilities	11,528	8,702	2,826	32%	6,613
Dividends declared	$369	$349	20	6%	$261

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Calculated using weighted average number of shares outstanding under the basic method.
(3)	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 60 of this MD&A.
(4)	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 63 of this MD&A.
(5)	Adjusted EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 63 of this MD&A.
(6)

Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 61 of this MD&A.

(7)

Amount presented is on a cash basis and projects amount reflects our equity share of capital expenditures on our advanced projects. For a detailed reconciliation and further discussion, please see page 45 of this MD&A.

In 2009, we reported a net loss of $4,274 million compared to net income of $785 million in the prior year. The $5,059 million decrease in net income was primarily driven by the $5,901 million post-tax loss on the elimination of our gold sales contracts; lower gold production; higher gold cash costs and lower realized copper prices. These decreases were partially offset by higher realized gold prices; lower impairment charges; and lower project development expense as costs at Pueblo Viejo were capitalized in 2009.

Adjusted net income was $1,810 million in 2009, compared to $1,661 recorded in the prior year. The significant adjusting items in 2009 include: the elimination of our gold sales contracts; a $248 million impairment charge related to goodwill and long-lived assets at our Plutonic mine and Sedibelo project; a $72 million gain recognized on the acquisition of the additional 50% interest in our Hemlo gold mine; a $70 million currency translation gain on deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes; and a $59 million loss on deferred tax assets due to a reduction in corporate income tax rates in Ontario.

EBITDA was a loss of $2,514 million in 2009, compared to income of $2,347 in the same prior year period. The significant decrease is primarily attributable to the $5,933 million, before tax, charge relating to the elimination of our gold sales contracts. EBITDA was also impacted by the same factors affecting net income with the exception of income tax expense. Excluding the impact of the gold sales contracts, Adjusted EBITDA was $3,419 million in 2009, compared to $2,347 in the same prior year period.

Operating cash flow for 2009 was $(2,322) million, a significant decrease over the prior year due to the $5,221 million in payments related to the settlement of our gold sales contracts. Operating cash flow was positively affected by higher realized gold prices, and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards. These increases were partially offset by higher gold cash costs, lower realized copper prices, and lower gold sales volumes.

Adjusted operating cash flow in 2009 was $2,899 million, representing a $645 million increase over the prior year. Adjusted operating cash flow was affected by the same factors as operating cash flow and was adjusted for the $5,221 million in payments related to the settlement of our gold sales contracts. The 29% increase over the prior year period illustrates the underlying capability of our business to generate robust operating cash flow.

Review of Operating Results(1)

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008	2007
Production (‘000s ounces/millions pounds)(2)	7,423	7,657	8,060	393	370	402
Reserves (millions of contained ounces/billions of contained pounds) (3)	139.8	138.5	124.6	6.1	6.4	6.2
Sales(4)
000 sounces/millions pounds	7,306	7,595	8,055	380	367	401
$ millions	$7,191	$6,656	$5,027	$1,155	$1,228	$1,305
Market price(5)	972	872	695	2.34	3.15	3.23
Realized price(5),(6)	985	872	621	3.16	3.39	3.22
Cost of sales ($millions)	3,431	3,426	2,805	444	436	339
Total cash costs(5),(7),(8)	$466	$443	$345	$1.17	$1.19	$0.82
Net cash costs(5),(7),(9)	$363	$337	$228

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	Gold production reflects our equity share of production.
(3)

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 126 to 131.

(4)	Gold sales reflect our equity share of sales.
(5)	Per ounce/pound weighted average.
(6)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 64 of this MD&A.
(7)	Reflects our equity share of production.
(8)

Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 62 of this MD&A.

(9)

Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 62 of this MD&A.

In 2009, total revenues of $8.4 billion were up 6% compared to the prior year, primarily due to higher realized gold prices and copper sales volumes. These factors were partially offset by lower gold sales volumes and lower realized copper prices. Realized gold prices of $985 per ounce in 2009 were up $113 per ounce compared to the prior year, consistent with the year over year increase in average market price of $100 per ounce.

The higher realized price compared to the market price in 2009 is primarily due to the timing of gold sales and additional trading activities utilizing various gold market contracts. Realized copper prices for the year were 7% lower than in the prior year period; however, they were 35% higher than market prices due to the impact of our copper hedges. Our copper hedge position resulted in an additional $283 million in realized revenue during 2009.

Cost of sales applicable to gold was $3.4 billion for 2009, representing a slight increase over the prior year. Cost of sales was impacted by increased labor costs and maintenance costs, partially offset by decreasing costs of commodities and consumables used in the production process. For the year, cost of sales was within our original cost of sales guidance of $3.2 billion to $3.6 billion.

Net cash costs per ounce were 8% higher in 2009 compared to the prior year. The increase reflects higher labor costs, maintenance costs, realized losses from fuel hedges, and lower copper credits from Zaldívar and Osborne as a result of lower realized copper prices. Net cash costs per ounce were also impacted by our relative production mix in 2009, with South America, our lowest cost region, contributing a smaller share of total gold production when compared to 2008, largely due to the sequencing of production. Net cash costs of $363 per ounce were within our original guidance of $360 to $385 per ounce.

Total cash costs per ounce were 5% higher in 2009 compared to the prior year. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of lower copper credits. Total cash costs of $466 per ounce were within our original guidance of $450 to $475 per ounce.

In 2009, cost of sales applicable to copper of $444(6) million and total cash costs of $1.17 were in line with the $436(6) million in cost of sales and $1.19 per pound recorded in 2008. When compared to the prior year, lower direct mining costs were offset by higher electricity prices resulting from a higher-cost power contract at Zaldívar, which came into effect in July 2008. Both cost of sales applicable to copper and total cash costs per pound were below our original 2009 guidance for cost of sales of $470 to $540 million and total cash costs per pound of $1.25 to $1.35 per ounce.

Net cash margins per ounce illustrate the trends in profitability and the impact of fluctuations in realized prices and net cash costs on our ability to generate earnings and operating cash flow. Net cash margins per ounce increased in 2009 as the rise in gold prices outpaced the rise in net cash costs.

Operational Overview(1)

For the years ended December 31	2009	2008	% Change	2007
Gold
Ore tons mined (millions)	174	182	(4)%	167
Waste tons mined (millions)	555	498	11%	486
Total tons mined (millions)	729	680	7%	653
Ore tons processed (millions)	171	191	(10)%	172
Average grade (ozs/ton)	0.052	0.047	11%	0.055
Recovery rate	82.1%	84.4%	(3)%	84.7%
Gold produced (000s/oz)	7,423	7,657	(3)%	8,060
Copper
Ore tons mined (millions)	50	45	11%	41
Waste tons mined (millions)	30	38	(21)%	49
Total tons mined (millions)	80	83	(4)%	90
Ore tons processed (millions)	49	44	11%	39
Average grade (percent)	0.6	0.6	—	0.7
Copper produced (millions/lbs)	393	370	6%	402

(1)          The amounts presented in this table include the results of discontinued operations.

Production

Gold production in 2009 was 234 thousand ounces or 3% lower than in the prior year, reflecting lower production in South America and North America, partially offset by higher production in Africa and Australia. Production of 7,423 thousand ounces was within our original guidance range of 7,200 to 7,600 thousand ounces. Copper production was 6% higher than the prior year period due to higher production from both Zaldivar and Osborne in 2009. Production of 393 million pounds was within our original guidance range of 375 to 400 million pounds.

(6)          Cost of sales applicable to copper includes $83 million (2008: $121 million) related to Osborne, which is classified as a discontinued operation in the consolidated financial statements.

Tons Mined and Tons Processed - Gold

Total tons mined increased by 7% and tons processed decreased by 10% when compared to 2008. The higher tons mined was mainly due to the start up of our new Buzwagi mine; an increase in stockpiles at our Veladero mine as a result of an increase in the mining fleet in 2009, in preparation for the processing capacity increase as a result of the crusher expansion completed in third quarter 2009; and increased waste stripping at Golden Sunlight. These increases were partially offset by a decrease at Cowal, where wall failure remediation activities increased the number of tons mined in 2008. Ore tons processed decreased by 10% due to decreases at Cortez, where a shift towards more underground ore led to fewer tons processed at higher grades, partly offset by increases at Veladero, due to an increase in the cut-off grade, thereby making it economical to process material that would have previously been classified as waste.

(1)          All amounts presented are based on equity production.

Average Recovery Rates - Gold

Average recovery rates decreased by approximately 3% in 2009 compared to the prior year, primarily due to an increase in ore tons placed on the leach pad at Veladero in the fourth quarter 2009 as a result of the crusher expansion completed in the third quarter, which resulted in a reduction in gold recovered and an increase in leach pad inventory. The recovery of the ore in leach pad inventory is expected to have a positive impact on recovery rates in 2010. This was partially offset by an increase in recovery rates at Cortez as more ounces were recovered through the carbon in pulp process plant than the heap leach facility.

Average Mill Head Grades - Gold

Average mill head grades increased by approximately 11% in 2009 compared to the prior year, primarily due to mine sequencing that resulted in higher ore grades at certain mines. Reserve grades have been trending downwards in recent years, primarily as a result of rising gold prices which make it economical to process lower grade material.

(1)          All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year.

Safety

In 2009, we achieved a 10% reduction in the number of recordable injuries and a 25% decrease in lost time injuries, continuing a trend of year over year performance improvements. Lost time injuries are recorded when an employee or contractor takes time off the following day or shift following an incident. Thirteen sites achieved zero lost time injury rates in 2009, including Pascua-Lama which has achieved a total of 7 million hours and five years worked without a lost time injury. In addition, our Ruby Hill operation completed the entire year with zero recordable injuries, an outstanding achievement. Despite these positive achievements, there were four work related fatalities at Barrick sites during 2009 and we were deeply saddened by these incidents. We conducted full investigations and have developed new policies and procedures to reduce the risk of similar incidents occurring. An incident-free work place is our vision and our safety culture continues to improve, which is evidenced by our continued improvement in incident rates.

Reserves(7)

At year-end 2009, we added 10.3 million ounces of proven and probable reserves. After depletion of 9.0 million ounces, proven and probable gold reserves increased by 1.3 million ounces to 139.8 million ounces, the largest in the industry, based on an assumed $825(8) per ounce gold price. The increase primarily reflects additions at Bald Mountain, South Arturo, Cortez and Hemlo partially offset by a decrease at Bulyanhulu.

Measured and indicated gold mineral resources declined by 5% to 61.8 million ounces and inferred gold mineral resources declined 9% to 31.6 million ounces based on a $900 per ounce gold price.

Copper reserves decreased slightly to 6.1 billion pounds and measured and indicated resources increased by 0.4 billion pounds to 12.9 billion pounds. Contained silver within reported gold reserves is over one billion ounces.

Replacing gold and copper reserves depleted by production year over year is necessary in order to maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it takes several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Review of Operating Segments Performance

We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In our consolidated financial statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment.

We monitor segment expenses and period to period fluctuations in our total cost of sales on a unit basis, per ounce of gold and per pound of copper, which is referred to as total cash costs. Therefore, the discussion of results for our producing mines focuses primarily on this statistic to explain changes in segment expenses.

North America

Key Operating Statistics

For the years ended December 31	2009	2008	% Change	2007
Tons mined (millions)	397	360	10%	335
Ore tons processed (millions)	64	92	(30)%	76
Average grade (ozs/ton)	0.053	0.041	29%	0.051
Gold produced (000s/oz)	2,810	3,028	(7)%	3,201
Cost of sales ($ millions)	$1,423	$1,534	(7)%	$1,178
Total cash costs (per oz)	$504	$493	2%	$363
Segment income ($ millions)	$970	$722	34%	$483

Segment income was $970 million, a 34% increase over the prior year, primarily as a result of higher realized prices, partially offset by higher total cash costs and lower production.

Production for 2009 was 7% lower than the prior year mainly due to lower production at Goldstrike, Golden Sunlight and Bald Mountain, partly offset by higher production at Cortez, Hemlo and Storm.

At Goldstrike, production for the year was down 351 thousand ounces over the prior year, mainly as a result of the planned partial shutdown of the autoclaves in the second half of 2009. Golden Sunlight production decreased by 92 thousand ounces from 2008 as it has entered an extended development phase and is not expected to produce gold again until 2011. Bald Mountain’s production was lower due to unplanned permitting delays in 2009. These permitting issues have

(7)          For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 126 to 131 of this Financial Report.

(8)          Reserves at Cerro Casale and Round Mountain have been calculated using an assumed price of $800 per ounce.

been addressed in conjunction with a mine expansion plan and Bald Mountain should return to higher production levels within three years.

Higher production of 90 thousand ounces at Cortez was mainly a result of increasing ore grades as we expand operations at the Cortez Hills underground, as well as the acquisition of our joint venture partner’s 40% interest, which was effective March 2008. At Hemlo and Storm, production increased 145 thousand and 43 thousand ounces, respectively, reflecting our increased ownership interest in those mines effective April 2009 and October 2008, respectively.

In 2009, cost of sales was 7% lower than the prior year period mainly due to lower production levels and decreasing commodity costs, while total cash costs per ounce were up 2% compared to the prior year. The decrease in cost of sales is due to a decrease in commodity costs, which was partially offset by increases attributable to the acquisitions of additional interests in Hemlo and Storm, which are higher cost operations, and planned increases in labor as we ramp up underground activities at Cortez Hills. The increase in total cash costs per ounce reflects the lower production partially offset by the cost of sales decreases.

In 2010, we expect gold production in the range of 2.95 to 3.10 million ounces. Production is expected to be higher than 2009 primarily due to production from Cortez Hills(9) partly offset by the anticipated decrease in ore suitable for acidic autoclaving at Goldstrike. 2010 production at Goldstrike is expected to be lower than 2009 due to lower grade areas being mined after mine sequencing in which deeper areas of the pit containing higher grade ore were mined in 2009, resulting in fewer ore tons to feed to the roaster in 2010. The life of mine plan also anticipated a decrease in ore suitable for acidic autoclaving. Although we are evaluating options to extend its life, we currently plan to phase out the autoclave facility throughout 2010 and cease its operation in 2011. In 2010, the autoclave will be operating at about half the capacity as it was in 2009, resulting in fewer ore tons processed. In order to utilize the potential available capacity, ore tons from Storm will be shipped to Goldstrike for processing. Cost of sales applicable to gold is expected to be $1.3 to $1.5 billion, or $450 to $475 per ounce on a total cash costs basis. Cost of sales and total cash costs per ounce are expected to decrease as a result of the production mix shift towards lower cost Cortez Hills production.

South America

Key Operating Statistics

For the years ended December 31	2009	2008	% Change	2007
Gold
Tons mined (millions)	158	151	5%	151
Ore tons processed (millions)	70	65	8%	59
Average grade (ozs/ton)	0.036	0.037	(3)%	0.042
Gold produced (000s/oz)	1,889	2,111	(11)%	2,079
Cost of sales ($ millions)	$499	$531	(6)%	$400
Total cash costs (per oz)	$265	$251	6%	$193
Segment income ($ millions)	$1,189	$1,127	6%	$664
Copper
Copper produced (millions of lbs)	302	295	2%	315
Cost of sales ($ millions)	$361	$315	15%	$232
Total cash costs (per lb)	$1.17	$1.08	8%	$0.69
Segment income ($ millions)	$504	$624	(19)%	$751

Gold segment income was $1,189 million, a 6% increase over the prior year, primarily as a result of higher realized prices, partially offset by higher total cash costs and lower gold production.

Gold production for the year was 11% lower than 2008 due to the planned mining of lower grade ore at Pierina and Lagunas Norte, partially offset by higher production at Veladero. Production at Veladero increased in the second half of 2009 as we started to access higher grades from both the Amable and Federico pits and increased crushing capacity due to the start-up of the crusher circuit expansion.

Cost of sales applicable to gold decreased by 6% in 2009 compared to the prior year, primarily due to lower production levels and lower blasting and contract costs at Veladero, and higher silver credits due to higher market silver prices. Total cash costs per ounce for the year were up 6% to $265 over the prior year, as the decrease in cost of sales was more than offset by the decrease in production.

In 2010, we expect gold production in the range of 2.11 to 2.25 million ounces, compared to 2009 production of 1.89 million ounces. The expected increase in production is primarily due to higher production at Veladero as a result of an increase in tons processed due to the availability of the overland conveyor and completion of the crusher expansion, as well as an increase in ore grade and recovery. The increase in Veladero production is

(9)          In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

expected to be partly offset by lower production at Lagunas Norte, due to lower ore grades, and Pierina. Cost of sales applicable to gold is expected to be about $550 to $650 million, or $240 to $270 per ounce on a total cash costs basis, similar to 2009 levels.

Copper segment income was $504 million, a 19% decrease over the prior year. Slightly higher production was more than offset by lower realized prices and lower cost of sales.

Copper production for 2009 increased slightly compared to the prior year, mainly due to increases in heap leach ore and improved leaching kinetics, which was adversely affected by acid supply shortages in 2008. Copper cost of sales increased by 15% as higher production levels combined with higher total cash costs. The 8% increase in total cash costs per pound was mainly due to higher prices for electricity under a new contract effective July 2008. The cost of power under the new contract fluctuates with market oil prices.

We expect 2010 copper production to be in the range of 305 to 325 million pounds and cost of sales applicable to copper to be in the range of $310 to $360 million, with total cash costs in the range of $1.05 to $1.20 per pound.

Australia Pacific

Key Operating Statistics(1)

For the years ended December 31	2009	2008	% Change	2007
Gold
Tons mined (millions)	133	147	10%	144
Ore tons processed (millions)	30	29	3%	33
Average grade (ozs/ton)	0.075	0.077	(3)%	0.078
Gold produced (000s/oz)	1,977	1,942	2%	2,123
Cost of sales ($ millions)	$1,144	$1,079	6%	$934
Total cash costs (per oz)	$588	$550	7%	$447
Segment income ($ millions)	$457	$314	46%	$108
Copper
Copper produced (millions of lbs)	91	75	21%	87
Cost of sales ($ millions)	$83	$121	(31)%	$107
Total cash costs (per lb)	$1.15	$1.64	(30)%	$1.36
Segment income ($ millions)	$125	$44	184%	$92

(1)          The amounts presented in this table include the results of discontinued operations.

Gold segment income was $457 million, a 46% increase over the prior year, primarily as a result of higher realized prices and higher production, partially offset by higher cost of sales.

Total gold production in 2009 was 2% higher than the prior year as a result of increased gold production at Kalgoorlie, Cowal and Yilgarn South(10), partially offset by lower production at Porgera and Henty.

At Kalgoorlie, production increased by 42 thousand ounces, primarily due to an 18% increase in the ore grade over the prior year. At Cowal, the slip on the east wall restricted access to high grade ore for the majority of 2008, leading to a 22% increase in production for 2009. At Yilgarn South, higher production in 2009 was principally due to better ore grades and an increase in ore tons processed as a result of an ore purchase arrangement with a third party mining company. In 2009, production at Porgera decreased by 76 thousand ounces over the prior year, as wall stability issues affected production in the second and third quarters of 2009. In the fourth quarter production was affected by power supply issues due to vandalism. By the end of the year, production levels at Porgera had returned to expected levels.

Cost of sales applicable to gold in 2009 was 6% higher than the prior year, mainly due to higher contractor costs, maintenance expense and royalties. Total cash costs per ounce were up $38 per ounce compared to 2008. This 7% increase in total cash costs per ounce reflected the higher cost of sales, which was partially offset by marginally higher production levels.

In 2010, we expect gold production in the range of 1.85 to 2.0 million ounces as a result of lower expected production at Kanowna due to lower ore tons from the underground and a reduction in ounces recovered, the divestiture of Henty during 2009, and the expected divestiture of Osborne in 2010, partly offset by higher expected production at Kalgoorlie and Plutonic as operations progress to higher grade areas of the mine, and at Granny Smith as development allows access to mine additional zones in the underground. Cost of sales is expected to be about $1.1 to $1.3 billion. Total cash costs are expected to be in the range of $600 to $625 per ounce, similar to 2009 levels.

Copper segment income was $125 million, a 184% increase over the prior year. Higher production and lower cost of sales was partially offset by lower realized prices.

(10)    Effective first quarter 2008, the Darlot, Lawlers, and Granny Smith mines are being managed as a single unit (Yilgarn South), with shared administrative services in order to achieve operational and administrative efficiencies.

Copper production at Osborne was up 21% compared to the prior year. This increase was achieved due to better ore grades and recovery rates in 2009. Cost of sales decreased by 31% in 2009 due to lower activity levels across the site as the mine nears closure. The higher production levels and lower cost of sales resulted in total cash costs per pound being 30% lower for 2009, when compared to the prior year.

We expect 2010 copper production in the period prior to the expected disposition of Osborne to be in the range of 35 to 40 million pounds and cost of sales applicable to copper to be in the range of $45 to $55 million, with total cash costs in the range of $1.30 to $1.40 per pound. The decision to dispose of Osborne was made due to the short remaining economic life in an attempt to monetize some of the remaining value of the property.

Africa

Key Operating Statistics

For the years ended December 31	2009	2008	% Change	2007
Tons mined (millions)	41	22	86%	23
Ore tons processed (millions)	7	4	75%	4
Average grade (ozs/ton)	0.114	0.154	(26)%	0.165
Gold produced (000s/oz)	716	545	31%	605
Cost of sales ($ millions)	$377	$327	15%	$293
Total cash costs (per oz)	$545	$560	(3)%	$405
Segment income ($ millions)	$215	$145	48%	$55

Segment income was $215 million, a 48% increase over the prior year, primarily as a result of higher realized prices and higher production, partially offset by higher cost of sales.

Total gold production in 2009 increased by 31% compared to the prior year. The increase primarily reflects new production from Buzwagi and an increase in production at Bulyanhulu, partially offset by lower production at Tulawaka. The start of production at Buzwagi in May 2009 contributed 189 thousand ounces at lower total cash costs than the regional average. Higher production at Bulyanhulu was reflective of a more stable operating environment in 2009 as the prior year saw the lingering effects of the illegal strike in late 2007. Tulawaka production was 55% lower than the prior year, due to the planned shift from open pit to underground mining in 2009.

Cost of sales increased 15% in 2009 over the prior year period. The increase resulted from higher production volumes, partly offset by lower total cash costs. Total cash costs were slightly lower in the current year as they were positively impacted by the low cost production from Buzwagi and lower diesel costs offset by increases in labor at Bulyanhulu.

In 2010, we expect equity gold production, reflecting the reduced ownership as a result of the IPO of African Barrick Gold, in the range of 0.65 to 0.69 million ounces. We expect cost of sales applicable to gold to be in the range of $375 to $455 million on an equity basis, or $500 to $550 per ounce on a total cash costs basis. Production in this region is expected to increase; however, we will report lower production due to the decreased ownership. The increase in production is primarily due to a full year of mining operations at Buzwagi and higher ore grades at Bulyanhulu, partly offset by lower production expected at Tulawaka and North Mara due to lower ore grades. Cost of sales and total cash costs per ounce are expected to be lower in 2010, reflecting the increase in production levels and the production mix favoring lower cost production from Buzwagi.

Capital Projects

Key Operating Statistics

For the years ended December 31 (in $ millions)	2009	2008	2007
Project expenses(1)	$49	$140	$173
Project expense incurred by equity investees(2)	93	69	14
Total project expense	142	209	187
Capital expenditures(3)	691	584	169
Capital commitments(4)	$1,018	$552	$159

(1)     Amounts presented represent our share of project development expense.

(2)     Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Cerro Casale, Kabanga and Donlin Creek.

(3)     Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (2009: $278 million, 2008: $155 million).

(4)     Capital commitments represent purchase obligations as at December 31 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

We spent $142 million in project expenses and $691 million (our share) in capital expenditures in 2009. The decrease in project expenses primarily relates to expenditures at Pueblo Viejo now being capitalized and lower activity at Kainantu and Fedorova. Capital expenditures are mainly attributable to construction of our Pueblo Viejo and Pascua—Lama projects and the completion of our Buzwagi mine. We expect capital expenditures to increase in 2010 as construction activities at these two capital projects ramp up.

Overview

The successful advancement and exploitation of development projects is determined by the deposit knowledge, optimization of the technical design, metal and input costs, financing and execution of plans. We utilize a system called the Barrick Development System (BDS) to govern advancement of projects as they progress from scoping through execution stages. In our opinion this disciplined system of standards and processes, which includes the involvement of multiple functional groups, ensures completeness; enhances the study quality and consistency; and enhances the identification of risk and development of related mitigation plans, thus improving the overall certainty of assessment and project delivery in accordance with plans developed.

The foundation of the assessment of any project is a strong knowledge of the deposit. We have established processes and procedures for resource modeling, subject to strict quality control, peer reviews and audit which must be met before mineralized material is included in our mine plans.

We utilize a combination of contractors and in house resources to develop the technical design and cost estimates for our projects. Our Capital Projects group is made up of functional experts, which complement and enhance project teams’ ability to optimize design, encourage transfer of knowledge between projects and provide an ongoing quality control process through continuous peer reviews as studies and construction advance. In addition, we have an in house research and development facility that has added significant value to our projects in recent years which we believe is a competitive advantage. Successful project execution is determined by the availability of quality personnel, inputs and adherence to schedule.

The fluctuations in prices for gold, copper, silver, nickel, energy, input commodities and consumables and foreign currencies could have a significant impact on the pre-production capital costs, operating costs as well as the overall development time frame of our projects. Coming out of the recent global economic downturn, the environment for developing projects has become more favorable as lead times for equipment have shrunk and prices are stable. Pueblo Viejo has benefited from the recent stability in pricing and we are accelerating procurement for Pascua-Lama in an attempt to lock in current pricing.

Barrick’s ability to finance its project pipeline is aided by its ‘A’ rated balance sheet. Credit markets have stabilized from earlier in the year but remain tight in historic terms. Our experience is that lenders for project financing are becoming progressively more sensitive to non-monetary factors that slow the speed at which facilities can be arranged and add cost pressure to the process.

Project Summaries

Our Cortez Hills project(11) in Nevada is essentially complete and in the final stages of commissioning. The project is anticipated to be completed in line with its $500 million pre-production capital budget and is expected to become the seventh project in five years which Barrick has delivered on time. The entire Cortez property is expected to produce 1.08-1.12 million ounces of gold at total cash costs of $295-$315 per ounce in 2010, subject to Cortez Hills being allowed to operate consistent with Barrick’s motion for a limited preliminary injunction of activities, currently before the US District Court(12).

The Pueblo Viejo project in the Dominican Republic is advancing on schedule with initial production anticipated in the fourth quarter of 2011. The majority of site preparation earthworks has been completed, about 44,000 cubic meters of concrete poured and 1,500 tons of steel has been erected. As a result of a plan to accelerate the previously phased expansion of the processing plant from 18,000 to 24,000 tonnes per day and other updates to the mine plan, Barrick’s 60% share of annual gold production in its first full five years of operation is now expected to increase to an average of 625,000 - 675,000 ounces, up from 600,000 - 650,000 ounces at lower total cash costs of $250 - $275 per ounce compared to $275 - $300 per ounce. The project continues to track within its budget estimate, but as a result of the plan to accelerate the expansion in processing capacity, the previously disclosed expansion capital of $0.3 billion will be brought forward such that pre-production capital is expected to be about $3.0 billion (100% basis). Barrick has continued to grow the reserves at Pueblo Viejo. Since acquiring the project with the Placer Dome acquisition, reserves have increased approximately 77% or 10.3 million ounces to 23.7 million ounces (100% basis), resulting in an expected mine life of over 25 years.

(11)     The Cortez Hills project is managed by our North America regional business unit and not our Capital Projects Group. An update of the project has been included in this section so that it has been grouped with the other Barrick projects.

(12)     In December 2009, the appeal of the denial of a preliminary injunction sought by certain opponents of the Cortez Hills Project was denied in part and granted in part. As a result, the Company has sought a limited injunction that would restrict groundwater pumping to current levels and enjoin trucking of refractory ore (representing approximately 3% of the ore) to Goldstrike pending completion of a supplemental EIS. The plaintiffs have sought a broader injunction that would enjoin further construction and operation of the Project pending completion of the supplemental EIS.

At the Pascua-Lama(13) project on the border of Chile and Argentina, detailed engineering is about 90% complete. Major earthworks on the Chilean side are advancing, the portal for the tunnel which provides access for the shipment of ore between Chile and Argentina has been established and the Barrealis camp has been progressing well with about 540 people currently on site. In Argentina, contractors for early earthworks site preparation have mobilized to site. Over 25% of the capital has been committed, securing the mining fleet, processing mills, camp accommodation and earthworks contractors. The project remains in line with its pre-production capital budget of $2.8 - $3.0 billion and is on schedule to enter production in the first quarter of 2013. Average annual gold production is expected to be 750,000 - 800,000 ounces in its first full five years of operation at total cash costs of $20 - $50 per ounce(14) assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver spot price, total cash costs are expected to decrease by $35 per ounce over this period.

The feasibility study optimization work at Cerro Casale has been completed. Pre-production capital is expected to be about $4.2 billion (100% basis) with a construction period of approximately 3 years following the receipt of key permits. Pre-production capital is higher than indicated in the pre-feasibility study due to additional expected expenditures related to increased processing capacity, a change from SAG milling to High Pressure Grinding Rolls, and an increase in the Chilean peso foreign exchange rate. Total cash costs are expected to be lower than the prefeasibility study indicated as a result of further optimization of the mine plan, improved metallurgical recoveries and cost efficiencies as a result of the change to High Pressure Grinding Rolls. The next step is to review additional permit requirements before considering a construction decision.

Barrick has agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%. Cerro Casale is one of the world’s largest undeveloped gold-copper deposits, with gold reserves of 23.2 million ounces and 5.8 billion pounds of copper in gold reserves (100% basis) providing for an expected mine life of about 20 years. The project is located in the Maricunga district of Region III in Chile, 130 kilometers north of the Pascua-Lama project. Its proximity to Pascua-Lama is expected to provide opportunities for construction and operating synergies. Upon completion of the transaction with Kinross Gold, our 75% share of average annual production is anticipated to be about 750,000 - 825,000 ounces of gold and 170 - 190 million pounds of copper in its first full five years of operation at total cash costs of about $240 - $260 per ounce assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period. On a life of mine basis, our share of average annual production is anticipated to be about 600,000 to 650,000 ounces of gold and 170 - 190 million pounds of copper at total cash costs of about $140 - $160 per ounce.

At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study update of our 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway primarily focused on the potential to utilize natural gas to reduce operating costs. These studies are expected to be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan in which we hold a 37.5% interest. The feasibility study is being finalized and is now under review, and progress continues with the expansion studies and the baseline environmental and social impact assessment which is expected to be completed in the first half of 2010. Discussions continue with the government to advance the project(15).

(13)     The Company is aware of a number of actions that have been initiated against the Government of Argentina, the Province of San Juan in Argentina or the Government of Chile relating to approvals granted in respect of or actions affecting the Pascua-Lama project. The Company is not party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain complaints or actions relating to the project have been brought against subsidiaries of the Company. Based on the information currently available to the Company, none of such actions or complaints are believed to present a significant risk to the construction of the project.

(14)     Total cash costs are calculated net of silver credits assuming silver, gold and oil prices of $12 per ounce, $950 per ounce and $75 per barrel, respectively.

(15)     Certain media reports have indicated that the Government of Balochistan has threatened to terminate the exploration license for the project. No official notice of any such termination has been received.

Kabanga is one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania in which we hold a 50% interest. Xstrata Nickel earned a 50% interest in the project under the earn-in agreement during the fourth quarter 2008 and is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and finalization of a feasibility study has been extended through to July 2010 to allow optimization of project engineering and associated capital requirements.

Barrick holds a 10% interest in Sedibelo, a platinum project in South Africa. During the third quarter 2009, the decision was made to halt work and we recorded an impairment charge of $158 million, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. Since that time efforts have been underway to wind down the project in accordance with the shareholder agreement.

Review of Significant Income and Expenses(1)

Exploration Expense

	For the years ended December 31
($ millions)	2009	2008	2007	Comments on significant trends and variances
Exploration
North America	$62	$79	$70

Decrease mainly due to lower expenditures incurred at Cortez ($8 million) and Bald Mountain ($5 million) and the termination of exploration activities at Pinson ($9 million), partially offset by higher activity at Turguoise Ridge ($3 million). Prior year increase reflects higher activity at Pinson.

South America	23	40	33	Mainly due to lower expenditures at Zaldívar ($15 million) compared to the prior year. The increase in 2008 over 2007 reflects higher activity at both Lagunas Norte and Zaldívar.
Australia Pacific	42	62	46

Decrease mainly due to reduced expenditures at Osborne ($14 million), Kainantu ($11 million) and Lawlers ($4 million), partially offset by increased exploration activities in areas of Papua New Guinea ($5 million). Prior year increase reflects higher activity at Osborne and Kainantu, partially offset by Granny Smith.

Africa	8	18	15	Decrease in 2009 mainly reflects reduced expenditures at North Mara ($7 million) and Golden Ridge ($3 million).
Capital Projects	—	5	7	Decrease in the current year is mainly due to capitalization of costs related to Pueblo Viejo in the current year. Prior year decrease reflects lower expenditures at Pueblo Viejo.
Other	9	12	8	Decrease in expenditures mainly reflects lower exploration-related administrative expenses ($3 million).
Total	$144	$216	$179

(1)                     The amounts presented in the Review of Significant Income and Expenses tables include the results of discontinued operations.

Project Development Expense

	For the years ended December 31
($ millions)	2009	2008	2007	Comments on significant trends and variances
Mine development	$50	$150	$151

Decrease is mainly due to the capitalization of all development costs incurred at Pueblo Viejo in 2009 that were expensed in 2008 ($67 million), decreased activity at both Fedorova ($22 million) and Kainantu ($17 million), partially offset by increased spending in development-related support expenses ($8 million). In 2008, higher expenditures at Kainantu ($27 million) and Fedorova ($5 million) were largely offset by lower expenditures at Donlin Creek ($33 million).

Non-capitalizable project costs	12	51	32

Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. Decreased expenditures in 2009 reflect lower spending at the Pinson property ($15 million), Sedibelo ($9 million), Golden Sunlight ($9 million) and Cortez Hills ($2 million). The increase in the prior year was mainly due to higher spending at the Pinson property ($17 million) and Cortez Hills ($2 million).

Other projects	23	41	5	Decrease mainly reflects management fees received from our partner at Pueblo Viejo ($11 million) and lower expenditures related to corporate development and corporate efficiency programs ($8 million).
Total	$85	$242	$188

Amortization and Accretion Expense

	For the years ended December 31
($ millions)	2009	2008	2007	Comments on significant trends and variances
Gold mines
North America	$361	$350	$314

Higher amortization reflects our acguisition of the remaining 50% of Hemlo ($42 million) and increased sales volume at Storm ($6 million), partially offset by lower sales volume at Golden Sunlight ($27 million), Cortez ($6 million), and Bald Mountain ($4 million). Increase in 2008 reflects the additional 40% ownership interest at Cortez.

South America	133	165	234	Decrease in 2009 is mainly due to lower sales volume at Pierina ($24 million) and Lagunas Norte ($8 million). Lower amortization in the prior year reflects an increase in reserve estimates at Pierina.
Australia Pacific	279	258	239

Higher amortization in the current year is mainly due to the impact of one time accounting adjustments made in early 2009. Increase in 2008 reflects a full year of amortization at Porgera compared to 2007.

Africa	91	62	78

Higher amortization is mainly due to the production start up at Buzwagi in 2009 ($24 million), as well as the shift from open pit to underground mining at Tulawaka ($5 million). Decrease in the prior year reflects lower sales volumes across all mines.

Copper mines
South America	75	66	80

Increase in 2009 reflects higher sales volume at our Zaldívar mine ($9 million) compared to the prior year. Lower expenditures in 2008 compared to 2007 are as a result of lower copper sales volumes as well as an increase in reserves.

Australia Pacific	3	57	39

Current year amortization reflects impairments taken in fourth guarter 2008 which reduced property, plant and equipment amounts to salvage values. Prior year increase in amortization expense is mainly due to a decrease in the reserve base at Osborne.

Barrick Energy	30	13	—	Increase reflects a full year of amortization at Barrick Energy.
Other	52	19	20	Year over year increase reflects higher amortization at our corporate and regional administrative offices as a result of one time accounting adjustments made in early 2009.
Amortization total	1,024	990	1,004
Accretion	58	43	50	Increase in 2009 reflects higher ARO balances at our operating mines compared to the prior year.
Total	$1,082	$1,033	$1,054

Other Significant Income and Expenses

	For the years ended December 31
($ millions)	2009	2008	2007	Comments on significant trends and variances
Impairment charges	$277	$749	$42

Impairments in 2009 mainly reflect a write-down of our assets at Sedibelo ($158 million) and Plutonic ($43 million) and an impairment of goodwill at Plutonic ($63 million). Impairment charges in 2008 reflect charges taken for goodwill ($678 million) and impairment of long-lived assets ($71 million).

Write-down of investments	1	205	23

We recorded no significant impairments in 2009. In 2008, we recorded an impairment charge on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) which was subsequently reversed into Other Income, and various other investments in junior gold mining companies ($26 million). In 2007, we recorded an impairment charge on Asset-Backed Commercial Paper of $20 million.

Corporate administration	171	155	155	Increase in 2009 mainly reflects higher compensation expense ($7 million), higher spending related to our information technology infrastructure ($4 million) and technical services ($4 million).
Interest income	10	39	141	Decrease is mainly due to lower interest rates in 2009. Significant decrease in 2008 reflects lower average cash balances compared to the prior year.
Interest costs
Total incurred	326	243	237	Increase mainly reflects additional interest from bond issuances (Q3 2008: $1,250 million, Q1 2009: $750 million, Q4 2009: $1,250 million).
Capitalized	269	222	124

Higher interest capitalized primarily relates to additional capital expenditure as mine construction continued. Increases in 2009 related to Pueblo Viejo ($22 million), Pascua-Lama ($14 million), and Cortez Hills ($12 million). Increase in 2008 reflects costs capitalized at Cortez Hills ($40 million), Cerro Casale ($41 million), and Buzwagi ($11 million).

Expensed	$57	$21	$113

Income Tax

	For the years ended December 31
(Percentages)	2009	2008	2007
Effective tax rate on ordinary income	29%	30%	28%
Elimination of gold sales contracts	(48)%	—	—
Non-taxable goodwill impairment charges	2%	10%	1%
Net currency translation (gains)/losses on deferred tax balances	(1)%	5%	(4)%
Canadian functional currency election	(2)%	—	—
Deliveries into corporate gold sales contracts	—	—	7%
Canadian tax rate changes	2%	—	3%
Release of deferred tax valuation allowances	—	(7)%	(12)%
Actual effective tax rate	(18)%	38%	23%

Our effective tax rate on ordinary income decreased from 30% to 29% in 2009 primarily due to the impact of changes in the mix of production and on the mix of taxable income in the various tax jurisdictions where we operate.

Release of Deferred Tax Valuation Allowances

In 2008, we released $175 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

In 2007, we released $156 million of end of year valuation allowances in Tanzania due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released other valuation allowances during 2007 totaling $88 million, partly because sources of income became available that enabled tax losses to be realized.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $30 million, Argentinean deferred tax liabilities with a carrying amount of approximately $32 million, and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $105 million. In 2009 and 2007, the appreciation of the

Canadian and Australian dollar against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains arising totaling $40 million and $76 million, respectively. These gains are included within deferred tax expense/recovery.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time deferred tax benefit of $70 million.

Canadian Tax Rate Changes

In the fourth quarter of 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

In the second and fourth quarters of 2007, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million which was recorded as a component of deferred income tax expense.

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios	As at December 31
($ millions, except ratios)	2009	2008
Total cash and cash equivalents	$2,564	$1,437
Non-cash working capital	1,575	1,842
Non-current assets	22,137	20,049
Non-current liabilities excluding debt	2,827	2,508
Debt(1)	6,919	4,326
Total shareholders’ equity	15,063	15,277
Net Debt	4,355	2,889
Total common shares outstanding (millions of shares)(2)	984	873
Key Financial Ratios:
Current ratio(3)	2.79:1	2.23:1
Net debt-to-equity(4)	0.29:1	0.19:1

(1)

Represents total long-term debt of $6,264 million (2008: $4,326 million) excluding fair value adjustments plus the remaining settlement obligation to close out gold sales contracts of $655 million (2008: nil)

(2)	Total common shares outstanding do not include 12.4 million stock options. The increase from December 31, 2008 is caused by the Common Share Offering and the exercise of stock options.
(3)	Represents current assets divided by current liabilities as at December 31, 2009 and December 31, 2008.
(4)	Represents net debt divided by total shareholders’ equity as at December 31, 2009 and December 31, 2008.

Net Debt Summary

For the years ended December 31 (in $ millions)	2009	2008
Long-term debt excluding fair value adjustments(1)	$6,264	$4,326
Settlement obligation to close out gold sales contracts(2)	655	—
Cash	(2,564)	(1,437)
Total Net Debt	$4,355	$2,889

(1)	Represents total long-term debt excluding fair value adjustments.
(2)	Based on the final settlement value of these contracts

Non-cash Working Capital

For the years ended December 31 (in $ millions)	2009	2008
Inventories(1)	$2,336	$1,966
Other current assets	422	1,092
Trade and other receivables	251	197
VAT and fuel tax receivables(2)	285	225
Accounts payable and other current liabilities	(1,719)	(1,638)
Non-cash working capital	$1,575	$1,842

(1)	Includes long-term stockpiles of $796 million (2008: $688 million).
(2)	Includes long-term VAT and fuel tax receivables of $124 million (2008: $117 million).

The decrease in non-cash working capital primarily relates to a decrease in derivative assets, as we have realized a majority of the unrealized copper gains that existed at December 31, 2008, offset by an increase in ore inventories.

Balance Sheet Review

Total assets were $27.1 billion in 2009, an increase of $2.9 billion or 12% compared to the prior year. The increase primarily reflects an increase of $1.6 billion in property, plant and equipment from sustaining and project capital expenditures and growth in our cash balance as a result of strong operating cash flows, excluding the settlement of the gold sales contracts, which was financed through the Common Share Offering and the Debt Offering. These increases were partially offset by a decrease in derivative assets. Total liabilities increased by $2.8 billion, or 32% compared to the prior year, primarily due to an increase in long-term debt of $1.9 billion reflecting the Debt Offering and the issuance of fixed rate notes in March 2009; $0.7 billion related to the remaining obligation of the Floating Contracts; and an increase in our deferred tax liabilities.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, plus production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate have a settlement period.

Shareholder’s Equity

Shares outstanding
As at January 29, 2010	No. of shares
Common shares	984,355,181
Stock options	12,413,187

In September 2009, we completed the Common Share Offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion. This increase in our common shares outstanding represented a dilution of the ownership interests of shareholders prior to the offering of approximately 12%.

During first quarter 2009, we redeemed the remainder (0.5 million) of the Barrick Gold Inc. exchangeable shares into Barrick common shares. The special voting share was also redeemed and cancelled in the first quarter 2009.

For further information regarding the outstanding shares and stock options, please refer to note 28 of the consolidated financial statements and our 2009 Management Information Circular and Proxy Statement.

Dividend Policy

Our 2009 dividend rate was $0.40 per common share. This dividend reflects our ability to generate substantial cash flows from our operations in a high gold price environment. With strong cash flow and the industry’s only ‘A’ rated balance sheet, we determined that we have the financial resources to return additional value to shareholders while still investing in advanced projects. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on our current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In 2009, other comprehensive gains of $411 million, after-tax, mainly included: gains of $705 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices; reclassification adjustments totaling $216 million for gains on hedge contracts designated for 2009 that were transferred to earnings in 2009; $6 million transferred to earnings related to gains recorded on the sale of shares in various investments in junior mining companies; $1 million in losses transferred to income due to the impairment of investments; $34 million of gains recorded as a result of changes in the fair value of investments held during the year; and $56 million in gains for currency translation adjustments on Barrick Energy.

Included in accumulated other comprehensive income at December 31, 2009 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $276 million. The balance primarily relates to currency hedge contracts which are designated against operating costs and capital expenditures mostly over the next three years and are expected to help protect against the impact of the strengthening of the Australian and Canadian dollar against the US dollar. These hedge gains/losses are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

Financial Position

We have maintained a sound financial position in 2009 despite the market turbulence that was experienced in late 2008 and throughout 2009. This is illustrated by our significant cash and working capital balances and our relatively low debt to equity and debt to total capitalization ratios as at December 31, 2009.

Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.

Credit Rating from Major Rating Agencies

At January 29, 2009:
Standard and Poor’s (“S&P”)	A-
Moody’s	Baa1

The key factors impacting our financial position, and therefore our credit rating, include the following:

•                             Our market capitalization and the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•                             Our net cash flow, including cash generated by operating activities (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•                             Expected capital expenditure requirements (refer to the outlook section of this MD&A for a discussion of key factors impacting these measures in future periods);

•                             The quantity of our gold reserves (refer to page 126 for more information); and

•                             Our geo-political risk profile.

Liquidity

Total cash and cash equivalents at the end of 2009 were $2.6 billion. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments.

Cash Summary

As at December 31	2009	2008
US dollars	$2,392	$1,265
Canadian dollars	71	74
Australian dollars	57	54
Other	44	44
	$2,564	$1,437

Net debt was $4.4 billion, with a net debt-to-equity ratio of 0.29:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $227 million repayable in the period 2010 to 2012. In addition, counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.

Sources and Uses of Net Debt

	2009	2008
Operating activities
Adjusted operating cash flow	$2,899	2,254
Settlement of gold sales contracts	(5,221)	—
Total operating activities	(2,322)	2,254
Investing activities
Capital expenditures - minesite sustaining	(784)	(742)
Capital expenditures - minesite expansion	(60)	—
Capital expenditures - projects (1)	(1,514)	(1,034)
Acquisitions	(101)	(2,174)
Other investing activities	44	30
Total investing activities	(2,415)	(3,920)
Financing activities
Common share offering	3,885	—
Dividends	(369)	(349)
Funding from non-controlling interests	304	88
Deposit on silver sale agreement	213	—
Other financing activities	39	40
Total financing activities	4,072	(221)
Repayment with restricted cash	(113)	(18)
Other non-cash movements	(33)	(43)
Remaining settlement obligation to close out gold sales contracts	(655)	—
Net increase in net debt	(1,466)	(1,948)
Net debt at beginning of period	(2,889)	(941)
Net debt at end of period	$(4,355)	$(2,889)

(1)                     The amounts include capitalized interest of $257 million (2008: $191 million.)

One of our primary ongoing sources of liquidity is operating cash flow and, in 2009, adjusting for the settlement of Gold Hedges and Floating Contracts, we generated $2.9 billion in operating cash flow. We have generated an average of $2.3 billion in adjusted operating cash flow over the past three years. The principal risk factor affecting operating cash flow is realized gold prices which, in turn, are impacted by market gold prices. Lower market copper prices also impact operating cash flow. Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for 2010 at an average price of $2.19 per pound but can fully participate in copper price upside on approximately 100% of our expected 2010 copper production up to a maximum average price of $3.63 per pound. Beyond 2010, we are fully exposed to market copper prices.

The principal uses of liquidity were settlement of gold sales contracts, sustaining capital expenditures, construction activities at capital projects, acquisitions, and dividend payments. The $5.2 billion settlement of gold sales contracts in 2009 was funded primarily by the proceeds of the Common Share Offering in September 2009 and the $1.25 billion Debt Offering in October 2009.

In 2009, cash flow generated by operations, adjusted for the settlement of gold sales contracts and after paying for sustaining capital, was $2.2 billion. Assuming we are able to sustain this level of cash generation and current dividend rates totaling about $0.4 billion per year, $1.8 billion per year would be available for investment in capital projects and acquisitions. The most significant factor impacting whether this level of cash generation is sustainable is market gold and copper prices. We expect to spend about $3.6 billion over the next four years to fund remaining construction activities at Pueblo Viejo and Pascua-Lama, partly funded by deposits received from Silver Wheaton and external project financing for a portion of the construction cost of Pueblo Viejo and Pascua-Lama. For Pueblo Viejo, we remain in active discussions with a group of export credit agencies and commercial banks to put in place $1 billion of project financing, including our partners’ share, which covers a portion of the total capital cost of the project. We have also finalized a feasibility study for Cerro Casale, that, subject to approving the project to go forward into construction, would require us to spend about $3.15 billion for our share of the cost of construction over a three year period following the receipt of key permits. We are also finalizing feasibility studies for various other projects, which would require substantial up front capital investments to bring them into production, and are still subject to a final capital allocation review.

Investments in capital projects and acquisitions are subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. A decline in market gold prices and/or copper prices could impact the timing and amount of future investment in capital projects and/or other uses of capital.

Alternatives for sourcing our future capital or other liquidity needs include other credit facilities, future operating cash flow, sale of non-core assets, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources of our capital needs.

In light of current global economic conditions, our ability to secure new financing for our expected capital needs for capital projects could be significantly impacted, particularly if these conditions persist for an extended period of time. In particular:

•                             An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics.

•                             A lack of availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all.

•                             Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.

Sources and Uses of Cash

In 2009, net cash used by operating activities totaled $2,322 million, an increase of $4,576 million compared to the prior year, primarily related to the $5,221 million in payments related to the settlement of our gold sales contracts. Operating cash flow was also affected by higher realized gold prices, lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, partially offset by higher gold cash costs, lower realized copper prices, and lower gold sales volumes.

Adjusted operating cash flow in 2009 was $2,899 million, representing a $645 million increase over 2008. Adjusted operating cash flow was affected by the same factors as operating cash flow and was adjusted for the $5,221 million charge related to the elimination of our gold sales contracts.

Cash used in investing activities amounted to $2,415 million, a decrease of $1,505 million compared to the prior year, primarily related to a decrease in acquisitions, partially offset by an increase in capital expenditures. Significant investing activities in 2008 included the $1.7 billion cash acquisition of the additional 40% interest in Cortez and the $460 million cash acquisition of Barrick Energy. Capital expenditures, including capitalized interest, amounted to $2,358 million, of which $784 million were sustaining capital expenditures related to our operating mines and $965 million related to our development projects on an equity basis.

Capital Expenditures(1), (2)

	For the years ended December 31
($ millions)	2009	2008	2007
Project capital expenditures
Buzwagi(3)	$52	$273	$66
Pascua-Lama	202	112	102
Pueblo Viejo	433	157	—
Cortez Hills	278	155	75
Kainantu	—	4	—
Sedibelo	—	38	—
Sub-total(4)	$965	$739	$243
Capital expenditures attributable to non-controlling interests(5)	292	104	—
Total project capital expenditures	$1,257	$843	$243
Minesite expansionary capital expenditures
Golden Sunlight	$37	—	—
Veladero(6)	23	—	—
Total capital expenditures–minesite expansionary	$60	—	—
Sustaining capital expenditures
North America	$170	$161	$143
South America	181	154	195
Australia Pacific	245	215	218
Africa(3)	134	172	106
Other(7)	54	40	17
Total capital expenditures–minesite sustaining	$784	$742	$679
Capitalized interest	257	191	124
Total	$2,358	$1,776	$1,046

(1)	The amounts presented in this table include the results of discontinued operations.
(2)	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.
(3)	Buzwagi entered into production as of May 1, 2009. Capital expenditures from May onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.
(4)	On an accrual basis, our share of project capital expenditures is $1,364 million including capitalized interest.
(5)	Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.
(6)	These amounts include capital expenditures related to the development of a new pit at our Veladero mine.
(7)	These amounts include capital expenditures at Barrick Energy.

Cash provided by financing activities for 2009 was $5,829 million. The significant financing activities were the Common Share Offering and Debt Offering, representing combined net proceeds of $5,104 million used in the fourth quarter settlement of the gold sales contracts. Other financing activities included proceeds of $750 million from debt issuance in first quarter, and the silver sale deposit received from Silver Wheaton for $213 million. These amounts were partially offset by debt repayments of $397 million and dividend payments of $369 million.

Financial Instruments

We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our consolidated financial statements.

Counterparty Risk

Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts, including the liabilities related to our Floating Contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:

•                             Entering into derivatives with high credit-quality counterparties;

•                             Limiting the amount of exposure to each counterparty; and

•                             Monitoring the financial condition of counterparties.

As of December 31, 2009, we had 26 counterparties to our derivative positions, including the Floating Contracts, consisting primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position, three hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 28%. For those counterparties in a net liability position, four hold greater than 10% of our mark-to-market liability position, with the largest counterparty holding 18%. Through January 29, 2010, none of the counterparties with which we held outstanding contracts had declared insolvency.

Summary of Financial Instruments

As at and for the year ended December 31, 2009
Financial Instrument	Principal/Notional Amount			Associated Risks
Cash and equivalents			$2,564 million	• Interest rate • Credit
Accounts receivable			$251 million	• Credit
Available-for-sale securities			$61 million	• Market
Floating Contracts			$655 million	• Interest rate
Accounts payable			$1,221 million	• Interest rate
Long-term debt			$6,264 million	• Interest rate
Restricted share units			$124 million	• Market
Deferred share units			$6 million	• Market
		C $	408 million
		A $	4,459 million
Derivative instruments - currency contracts		CLP	36,240 million	• Market/liquidity
Derivative instruments - copper contracts		203 million lbs		• Market/liquidity • Credit
	Fuel	4.1 million bbls
	Propane	12 million gallons		• Market/liquidity
Derivative instruments - energy contracts	Natural Gas	0.8 million gigajoules		• Credit
Non-hedge derivatives		various		• Market/liquidity • Credit

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Three projects were at an advanced stage at December 31, 2009, namely Cortez Hills, Pueblo Viejo and Pascua-Lama (refer to pages 35 to 37 for further details)

Contractual Obligations and Commitments

	Payments due As at December 31, 2009
($ millions)	2010	2011	2012	2013	2014	2015 and thereafter	Total
Long-term debt (1)
Repayment of principal	$30	$10	$139	$565	$350	$5,108	$6,202
Capital leases	24	14	10	9	3	2	62
Interest	366	359	361	345	320	4,075	5,826
Asset retirement obligations (2)	89	77	52	56	128	1,269	1,671
Operating leases	13	7	3	—	—	—	24
Restricted share units	38	47	39	—	—	—	124
Pension benefits	29	23	23	23	23	111	232
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities (3)	538	79	170	56	2	—	845
Purchase obligations for supplies and consumables (4)	497	206	126	98	89	191	1,207
Capital commitments (5)	855	241	51	1	—	—	1,148
Social development costs	101	10	9	9	39	42	210
Total	$2,584	$1,076	$986	$1,165	$956	$10,809	$17,576

(1)          Long-term Debt and Interest- Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Pursuant to the terms of the Veladero financing, certain operational and technical requirements must be achieved prior to December 31, 2009. An extension was granted until March 31, 2010 to amend the relevant documents, with an expectation that these necessary operational and technical requirement deadlines will be postponed until December 31, 2010. If the amendments are not obtained, Barrick may be required to repay the debt prior to its scheduled maturity. As at December 31, 2009, the outstanding debt is about $62 million. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2009. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2)          Asset Retirement Obligations-Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3)          Derivative Liabilities-Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 20 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

(4)          Purchase Obligations for Supplies and Consumables Includes-commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

(5)          Capital Commitments-Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2009 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.

Litigation and Claims

We are currently subject to various litigation as disclosed in note 30 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

REVIEW OF QUARTERLY RESULTS

Quarterly Information(1)

	2009				2008
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales(2)	$2,452	$2,096	$2,029	$1,827	$2,110	$1,878	$1,967	$1,958
Realized price(3) - gold	1,119	971	931	915	809	874	898	930
Realized price(3) - copper	3.44	2.90	3.18	2.93	3.06	3.49	3.65	3.50
Cost of sales	1,013	971	975	955	1,191	1,028	882	775
Net income/(loss)	215	(5,350)	492	371	(468)	254	485	514
Per share(4)-(dollars)	0.22	(6.07)	0.56	0.42	(0.54)	0.29	0.56	0.59
Adjusted net income(5)	604	473	431	296	277	404	442	537
Per share(4)-(dollars)	0.61	0.54	0.49	0.34	0.32	0.46	0.51	0.62
EBITDA(6)	813	(4,933)	954	655	(45)	522	886	984
Operating cash flow	(4,300)	911	718	349	439	544	505	718
Adjusted operating cash flow(7)	$921	$911	$718	$349	$439	$544	$505	$718

(1)          The amounts presented in this table include the results of discontinued operations.

(2)          Per our consolidated financial statements.

(3)          Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 64 of this MD&A.

(4)          Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

(5)          Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 60 of this MD&A.

(6)          EBITDA is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 63 of this MD&A.

(7)          Adjusted operating cash flow is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 61 of this MD&A.

Our financial results for the last eight quarters reflect: volatile spot gold and copper prices that impact realized sales price and generally higher gold and copper production costs mainly caused by inflationary pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our gold sales contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax.

Fourth Quarter Results

In fourth quarter 2009, we reported net income of $215 million, compared to a loss of $468 million in the same prior year period. The loss in fourth quarter 2008 was primarily driven by post-tax impairment charges totaling $773 million. Adjusted net income in fourth quarter 2009, which excludes the impact of impairment charges, was $327 million higher than the same prior year period, an increase of 118%, as higher gold and copper prices and higher copper sales volumes were offset by lower gold sales volumes and higher total cash costs for gold and copper.

In fourth quarter 2009, we sold 1.82 million ounces of gold and 118 million pounds of copper, compared to 2.19 million ounces and 105 million pounds in the same prior year quarter. Sales in fourth quarter 2009 were higher than the same prior year period reflecting higher market prices for both copper and gold and higher copper sales volumes. In fourth quarter 2009, cost of sales applicable to gold was $872 million or $474 per ounce on a total cash cost basis, a decrease of $186 million and increase of $3 per ounce from the prior year, respectively. Cost of sales applicable to gold was impacted by lower production in fourth quarter 2009, compared to the same prior year period. Total cash costs for gold were slightly higher, as the regional production mix shifted to our higher cost regions in fourth quarter 2009. Net cash costs decreased by $61 per ounce to $321 per ounce, compared to $382 per ounce in the prior year reflecting higher realized copper prices and lower copper total cash costs.

Operating cash flow in fourth quarter 2009 was $(4,300) million, a significant decrease from the same prior year period as a result of the cost of settling the gold sales contracts amounting to $5,221 million. Adjusted operating cash flow in fourth quarter 2009, which excludes the cost of settling the gold sales contracts, was $921 million, a 110% increase over the same prior year period reflecting higher market prices for gold and copper and an increase in copper sales volumes.

US GAAP CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes in 2009

This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted in our 2009 consolidated financial statements.

On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated any references to US GAAP to reflect the Codification.

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We have adopted ASU 2009-05 in fourth quarter 2009.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, to enhance the transparency surrounding the treatment of financial instruments, the FASB issued new guidance requiring disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 21 for related disclosures.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (VIEs), including qualifying special-purpose entities (OSPEs). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also required disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, it required disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this guidance has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

Disclosures about Derivative Instruments and Hedging Activities

In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities issued by the FASB in March 2008. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual consolidated financial statements, we incorporated new disclosures in note 20.

Business Combinations

In first quarter 2009, we began applying the new provisions for business combinations consummated after December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated previously.

The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion is recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the provisions for non-controlling interests issued by the FASB in December 2007. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The new provisions are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the consolidated financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $484 million as at December 31, 2009 (December 31, 2008: $182 million).

Employers’ Disclosures about Post Retirement Benefit Plan Assets

In December 2008, the FASB issued guidance on employers’ disclosures about their post retirement benefit plan assets. The objectives of the disclosures about plan assets in an employer’s defined benefit pension or other post retirement plan are to provide users of financial statements with an understanding of: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets. We adopted the increased disclosure requirements beginning in fourth quarter 2009. Refer to note 29 for related disclosures.

Future Accounting Policy Changes

This section includes a discussion of future accounting changes that may have a significant impact on our consolidated financial statements.

Amendments to Accounting for VIEs

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE and how often this assessment should be performed. We are assessing the impact of these changes on our consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption used in preparing reserve estimates is calculated based on the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $825(16)per ounce in 2009 (2008: $725 per ounce; 2007: $575 per ounce). The copper price assumption was $2.00 per pound in 2009 (2008: $2.00 per pound; 2007: $2.00 per pound).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

(i)                        Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

(ii)                     Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

(16)    Reserves at Cerro Casale and Round Mountain have been calculated using an assumed price of $800 per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization for the years ended December 31

($ millions, except	2009		2008
reserves in millions of contained oz/pounds)	Reserves increase (decrease)(1)	Amortization increase (decrease)	Reserves increase (decrease)(1)	Amortization increase (decrease)
Gold
North America(2)	9.6	$(32)	3.1	$(9)
Australia Pacific	0.3	(11)	3.6	(39)
Africa	(0.5)	(2)	1.5	(10)
South America(3)	13.5	(9)	0.5	(5)
Total Gold	22.9	$(54)	8.7	$(63)
Copper
Australia Pacific(4)	(153)	$(3)	(51)	$10
South America(3)	1,023	(13)	750	(4)
Total Copper	870	$(16)	699	$6

(1)          Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. We then use those updated reserve estimates to calculate amortization expense in the following fiscal year on assets which use the units-of-production method of amortization. Reserve changes presented were calculated as at the end of 2008 and 2007 and are in millions of contained ounces/pounds.

(2)          The increase in reserves attributable to North America is primarily due to the acquisitions of the additional 40% interest of Cortez reflected in third quarter 2008 and the additional 50% of Hemlo reflected in third quarter 2009. The impact of this reserve increase on amortization is partially offset by the increase in property, plant and equipment at Cortez and Hemlo as a result of the purchase price allocation.

(3)          The increase in gold and copper reserves in South America is primarily due to the inclusion of Cerro Casale in reserves at the end of 2008. Cerro Casale is a development project and therefore this increase does not impact current amortization expense.

(4)          Amortization expense in 2009 reflects the impairment charges at Osborne in fourth quarter 2008 which reduced property, plant and equipment to salvage values. Consequently, the decrease in reserves had an insignificant impact on amortization expense recorded in 2009.

Long- Lived Asset and Goodwill Impairment Evaluations

Producing Mines and Development Projects

On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment by comparing its fair value to its carrying amount. We also evaluate the long-lived assets of a reporting unit for potential impairment when events or changes in circumstances indicate that its fair value has been reduced below its carrying amount by comparing that reporting unit’s undiscounted cash flows to its carrying amount (referred to as a “screen test”.) When a potential long-lived asset impairment is identified as a result of the screen test, the amount of impairment is calculated by comparing its fair value to its carrying amount.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for impairment, we use an income approach (being the net present value of expected future cash flows from our LOM plans, or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. For our gold reporting units, we apply a market multiple to the NAV in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine.

Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. Other significant estimates employed in our assessment of fair value include, short-term and long-term metal prices, foreign exchange rates, the price of oil, weighted average cost of capital used in discounting and the NAV multiple. For further information on these estimates refer to note 17 of our consolidated financial statements.

In fourth quarter 2009, we finalized our long-term life of mine (“LOM”) plans. Based on a review of those plans, we identified Darlot, Kanowna and Plutonic gold mines in Australia as being potentially impaired as a result of the screen test. Consequently, we compared the estimated fair value of each reporting unit to its carrying amount and recorded an impairment charge of $43 million at Plutonic, primarily as a result of a significant reduction in its proven and probable reserves and its remaining mine life. No impairments were recorded at Darlot or Kanowna (2008: Marigold $12 million and Osborne $57 million, included in discontinued operations).

In fourth quarter 2009, we also conducted our annual goodwill impairment test on all of our reporting units to which goodwill has been assigned, by comparing their estimated fair value to their carrying amounts. As a result, we recorded a goodwill impairment charge of $63 million at our Plutonic gold mine in Australia (2008: Kanowna $272 Million; North Mara $216 million; Osborne $64 million, included in discontinued operations; Henty $30 million, included in discontinued operations; Marigold $8 million; and Barrick Energy $88 million).

Exploration Property

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

In 2008, we completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa meeting the conditions for a 10% interest in the property. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In third quarter 2009, after conducting a thorough review of development alternatives to maximize the project’s potential, we decided not to increase our ownership interest in Sedibelo. As a result of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. Further, as a result of Barrick’s decision to not develop the Sedibelo project, our partner’s right to purchase our 10% interest by reimbursing us for direct and proven costs of prospecting activities and compiling the BFS, was triggered. This 90 day right expires at the end of February 2010.

Intangible Asset

Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable.

In third quarter, after making a decision not to continue developing the Sedibelo project, we recorded an impairment charge of $34 million for water rights (2008: Nil). No other indications of impairment were noted in 2009.

Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) completion of a reasonable period of testing of mine plant and equipment; (3) ability to produce minerals in saleable form (within specifications); and (4) ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of ounces mined versus total ounces in reserves; (2) the amount of ore tons mined vs. total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Fair Value of Asset Retirement Obligations (“AROs”)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our consolidated financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continue to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

AROs	As at December 31
($ millions)	2009	2008
Operating mines	$958	$832
Closed mines	208	201
Development projects	40	17
Other	24	16
Total	$1,230	$1,066

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of valuation allowances, has been rising market gold prices. A continuation of a trend of higher gold prices could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release. Conversely, a decline in market gold prices could lead to an increase in valuation allowances and a corresponding increase in income tax expense.

In 2008, we released $175 million of valuation allowances primarily because sources of income became available that enabled tax losses and US Alternative Minimum Tax (“AMT”) credits to be realized.

Valuation allowances	As at December 31
($ millions)	2009	2008
United States	$136	$123
Argentina	119	61
Canada	45	50
Tanzania	30	30
Chile	22	23
Barbados	69	10
Other	60	21
Total	$481	$318

United States: most of the valuation allowances relate to AMT credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the AMT credits.

Chile, Argentina, Tanzania and Other: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the valuation allowances.

Canada: most of the valuation allowances relate to capital losses that can only be utilized if any capital gains are realized.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A and Barrick’s Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this report is being prepared.

Due to inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change. Fourth quarter changes as a result of the organizational review described on page 13 included the simplification and clarification of roles and responsibilities related to internal control over financial reporting and disclosure. The Company has acted to largely maintain the organizational structure as regards year end reporting, thereby minimizing the impact to 2009. However, it is reasonable to conclude that these organizational changes will impact the internal control over financial reporting and disclosure frameworks in the upcoming year.

The management of Barrick, with the participation of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report and have concluded that they were effective at a reasonable assurance level.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2009 will be included in Barrick’s 2009 Annual Report and its 2009 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

We have commenced the process to convert our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 will require the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to an IFRS basis.

The conversion to IFRS from US GAAP is a significant undertaking, and as a result, we established a dedicated IFRS conversion team in early 2009 to lead this process.

The implementation project consists of three primary phases: initial diagnostic phase; impact analysis, evaluation and solution development phase; and an implementation and review phase. We are now in the implementation and review phase, having completed the impact analysis, evaluation and solution development phase in the fourth quarter of 2009.

The following chart provides a summary of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update.

Key Activities	Timing	Current Status

Financial Statement Preparation:

•    Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions

•    Quantify key differences between IFRS and the Company’s application of US GAAP

•    Revise Accounting Policy Manual

•    Prepare IFRS consolidated financial statements including first-time adoption reconciliations

•    Quantification of impact of key differences on opening balance sheet by Q2 2010

•    Revised Accounting Policy Manual in place by January 1, 2011

•    Skeleton IFRS consolidated financial statements to be prepared for senior management approval in Q3 2010

•    Audit Committee review of the skeleton consolidated financial statements in Q4 2010

•    Finalization of key accounting differences completed in Q4 2009

•    Senior management approval and audit committee review of accounting/policy changes and IFRS 1 elections obtained in Q4 2009

•    Development of Accounting Policy Manual is in progress

•    Development of draft consolidated financial statements and first-time adoption reconciliations in progress

Training
• Provide technical training to key finance and accounting personnel in each of our RBUs • Provide specialized training to selected employees involved with the conversion to IFRS	• Ongoing training to key personnel as needed

•    Technical training provided to key personnel in each of our RBUs in Q4 2009

•    Specific training provided to selected groups involved with the IFRS conversion in Q4 2009

•    Further training is planned for 2010

Business Activities
• Identify conversion impacts on financial covenants, executive compensation and contracts • Assess impact on budgeting and long-range plans • Identify impact on taxation

•    Financial covenant, executive compensation and contract analysis to be completed by Q3 2010

•    Budgeting and long-range planning impact to be completed by Q4 2010

•    Taxation analysis to be completed by Q2 2010

• Analysis is underway • Identification of taxation impacts is in progress

Financial information systems:

•    Identify changes reguired to financial information systems and implement solutions

•    Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)

	• Necessary changes to financial information systems implemented by transition date • Solution for capturing financial information under US GAAP and IFRS in Q1 2010	• Necessary changes to financial information systems is in progress • IFRS reporting application has been implemented to enable the capturing of financial information under both US GAAP and IFRS

Control environment:
• Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) throughout the IFRS project • Design and implement new IFRS control environment	• Incremental controls to be developed by Q2 2010 for the review of IFRS comparative financial information • Redesigned business process standards and controls to be in place by Q1 2011

•    Completed impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls

•    Business processes are being assessed and redesigned (as needed) as the project progresses

Set out below are the key areas where changes in accounting policies are expected that could have a significant impact on our consolidated financial statements. The list and components below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. In addition, the differences described below are based on US GAAP and IFRS standards as they exist today. At this stage, we have not completed quantifying the impact of these differences on our consolidated financial statements.

Production phase stripping costs

Under US GAAP, the removal of overburden and other waste materials to access ore from which minerals can be extracted during the production phase at a mine, referred to as production phase stripping costs, are treated as variable production costs and are included in the costs of the inventory produced during the period in which the stripping costs are incurred. Under IFRS, there is currently no specific guidance on the accounting treatment of production phase stripping costs and, as a result, industry practice varies.

We have selected an accounting policy for production phase stripping costs whereby stripping costs that generate a future economic benefit will be capitalized as a mine development cost and amortized on a units of production basis over the attributable reserves that benefit from the stripping activity. This policy is consistent with the IFRS conceptual framework and the asset recognition criteria in IAS 16, Property, Plant and Equipment. The impact of this change in accounting policy will be a decrease in direct operating costs and an increase in amortization expense on the consolidated statement of income as well as a decrease in our total cash costs and net cash costs per ounce non-GAAP performance measures; an increase in operating cash flow and investing cash outflow on the consolidated statement of cash flow; and a decrease in inventory and an increase in property, plant and equipment on the consolidated balance sheet.

Definition of proven and probable (“2P”) reserves

Development costs incurred at a mineral property prior to establishment of 2P reserves are accounted for as current period operating expenses under US GAAP. We use SEC Industry Guide 7 (“Guide 7”) to determine when we have established 2P reserves. Development costs incurred after the establishment of 2P reserves are accounted for as capital expenditures. Under IFRS, we will use 2P reserves as defined by the Canadian Securities Administrators National Instrument 43-101 (“Nl 43-101”) as the basis for our accounting. Generally, reserves are established under Nl 43-101 at an earlier date than reserves under Guide 7, primarily due to the fact that Guide 7 requires a final feasibility study to be completed whereas Nl 43-101 only requires a pre-feasibility level of study to be completed before mineralized material can be classified as a 2P reserve. Consequently, the impact of using Nl 43-101 as the basis of our reserves for accounting purposes will be a decrease in operating costs and an increase in amortization expense on the consolidated statement of income; an increase in operating cash flow and investing cash outflow on the consolidated statement of cash flows; and an increase in property, plant and equipment on the consolidated balance sheet.

Impairment of non-current assets

Under US GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the assets, the assets are written down to their estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under US GAAP on an undiscounted cash flow basis, but could not be supported on a discounted basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. US GAAP prohibits reversal of impairment losses.

Under US GAAP, we test goodwill for impairment at the individual mineral property level. Under IFRS, individual mineral properties can be aggregated for goodwill impairment testing purposes up to an operating segment level, provided that each of the mineral properties are expected to benefit from the synergies of the business combinations from which the goodwill arose and management does not internally manage goodwill at a lower level. Consequently, under IFRS we will test for goodwill impairment at the operating segment level. The impact of this change in accounting will be a reduction in the frequency and amounts of any future goodwill impairment charges.

Asset Retirement Obligations

Under US GAAP, we would only record an asset retirement obligation (“ARO”) if there is a legal requirement to incur restoration costs. Under IFRS, the threshold for recognizing a liability is a legal or constructive obligation. Consequently, based on our established pattern for carrying out restoration activities and/or based on our internal environmental policies, we have identified a number of sites where we have a constructive obligation and, as a result, have to record an ARO upon adoption of IFRS. In addition, under US GAAP, we are required to use a credit-adjusted risk-free interest rate to present value an ARO. Under IFRS, we will utilize a US dollar risk-free interest rate in order to present value an ARO. At this stage, we have not determined the net impact of these changes on our consolidated statement of income or our consolidated balance sheet. There will be no impact on our consolidated statement of cash flow.

First-time adoption of IFRS

Most adjustments required on transition to IFRS will be made retrospectively as of the date of the first comparative balance sheet presented, which is January 1,

2010. IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The purpose of the election is to provide relief to companies and simplify the conversion process by not requiring them to recreate information that may not exist or may not have been collected at the inception of the transaction. We have analyzed the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemption decisions have been approved by senior management and reviewed by the Audit Committee of the Board of Directors in Q4 2009. The most significant IFRS 1 exemptions which we expect to apply in preparation of our first consolidated financial statements under IFRS are summarized in the following table:

Areas of key differences	Summary of Exemptions Available and Decisions

Asset Retirement Obligations

Under IFRS, when an ARO is established, we are required to set up a corresponding asset and depreciate it over the remaining useful life of the asset. Any changes in the ARO are added or deducted from the cost of the asset to which the obligation relates. Under IFRS 1, we have the option to take a simplified approach to calculate and record the asset related to the ARO on our opening IFRS balance sheet. We intend to take this election as it will simplify the conversion process.

Property, Plant and Equipment

We have the option to record property, plant and equipment at their fair value on transition to IFRS. This fair value becomes the deemed cost of the asset. The election can be taken on an asset-by-asset basis. We are currently analyzing the potential for utilizing this election on certain assets.

Business Combinations

Under IFRS, we have the option to either retroactively apply IFRS 3R Business Combinations to all business combinations or may elect to apply the standard prospectively only to those acquisitions which meet the expanded definition of a business combination after the date of transition.

Cumulative Translation Account (“CTA”)

We have the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings on transition. We intend to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated).

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRSs in relation to joint ventures, provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. Our conversion team monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the differences described above are those existing based on US GAAP and IFRS today.

NON-GAAP FINANCIAL PERFORMANCE MEASURES(17)

Adjusted Net Income (Adjusted Net Income per Share)

Adjusted net income is a non-GAAP financial measure which excludes the following from net income:

•          Elimination of gold sales contracts

•          Effect of tax rate changes

•          Impairment charges related to goodwill, property, plant and equipment, and investments;

•          Gains/losses on acquisitions/dispositions;

•          Foreign currency translation gains/losses;

•          Non-recurring restructuring costs; and

•          Unrealized gains/losses on non-hedge derivative instruments

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.

(17) The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

In 2009, we updated the items included in our reconciliation of net income to adjusted net income for items that are not reflective of the ongoing operational results. These adjustments will result in a more meaningful adjusted net income for investors and analysts to assess our current operating performance and to predict future operating results:

•          Added “Effect of tax rate changes” to exclude the effect of corporate income tax rate changes beyond the control of management.

•          Added “Elimination of gold sales contracts” to exclude any gains/losses related to the elimination of the contracts. Included in this line is the loss incurred upon initial recognition of the liability and any gains/losses due to mark-to-market adjustments through the date contracts were settled.

•          Added “Non-recurring restructuring costs” to exclude the non-recurring charges related to our Organization Review. Restructuring costs related to our mine closures are not included in this adjustment.

•          Adjusted “Gains/losses on the disposition of long-lived assets” to “Gains/losses on acquisitions/dispositions” to include bargain purchase gains and gains on step acquisitions.

Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

Reconciliation of Net Income to Adjusted Net Income

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2009	2008	2007	2009	2008
Net income	$(4,274)	$785	$1,119	$215	$(468)
Elimination of gold sales contracts	5,901	—	—	241	—
Effect of tax rate changes	59	—	—	59	—
Impairment charges related to goodwill, property, plant and equipment, and investments	259	899	59	102	773
Gains on acquisitions/dispositions(1)	(85)	(178)	(59)	(1)	(123)
Foreign currency translation (gains)/losses(2)	(95)	135	(73)	(22)	84
Unrealized (gains)/losses on non-hedge derivative instruments	30	20	(10)	4	11
Restructuring costs	15	—	—	6	—
Adjusted net income	$1,810	$1,661	$1,036	$604	$277
Net income per share(3)	(4.73)	0.90	1.29	0.22	(0.54)
Adjusted net income per share(3)	$2.00	$1.90	$1.19	$0.61	$0.32

(1)	Includes gains recorded on the Hemlo acquisition of $72 million. Refer to page 19 of this MDSA for further information.
(2)

Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

(3)	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.

Adjusted Operating Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of “Elimination of gold sales contracts.”

Management uses this measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. This settlement activity is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.

Adjusted operating cash flow is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow

	For the years ended December 31			For the three months ended December 31
($ millions)	2009	2008	2007	2009	2008
Operating cash flow	$(2,322)	$2,254	$1,768	$(4,300)	$439
Elimination of gold sales contracts	5,221	—	—	5,221	—
Adjusted operating cash flow	$2,899	$2,254	$1,768	$921	$439

Total Cash Costs per ounce and Net Cash Costs per ounce

Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Hence, we have removed such costs from our cash costs measurements. Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies. Consequently, we believe that removing these unrealized gains/losses provides investors and analysts with a measure of our costs of production that is more comparable to the measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from our total cash costs and net cash costs measures.

We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash costs and net cash costs statistics only reflect our equity share of the production.

Starting in 2008, we provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. In 2009, we have begun using this measure to evaluate the overall performance of our business on a consolidated basis. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.

Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound information in dollars)	2009	2008	2007	2009	2008	2007
Cost of sales	$3,407	$3,377	$2,766	$361	$315	$232
Cost of sales applicable to discontinued operations	24	49	30	83	121	107
Cost of sales applicable to non-controlling interests (1)	(12)	(14)	(15)	—	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	7	(14)	(5)	—	—	—
Inventory purchase accounting adjustments	—	(16)	—	—	—	(9)
Impact of Barrick Energy	(20)	(14)	—	—	—	—
Total cash costs	$3,406	$3,368	$2,776	$444	$436	$330
Ounces/pounds sold - consolidated basis (000s ounces/millions pounds)	7,334	7,658	8,108	380	367	401
Ounces/pounds sold(1) - non-controlling interest (000s ounces)	(28)	(63)	(53)	—		—
Ounces/pounds sold - equity basis (000s ounces/millions pounds)	7,306	7,595	8,055	380	367	401
Total cash costs per ounce/per pound	$466	$443	$345	$1.17	$1.19	$0.82

(1) Relates to our partner’s 30% interest in Tulawaka.

Net Cash Costs per ounce

	For the years ended December 31			For the three months ended December 31
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008
Ounces gold sold - equity basis (000s)	7,306	7,595	8,055	1,823	2,190
Total cash costs per ounce - equity basis	$466	$443	$345	$474	471
Revenues from copper sales	$943	$1,007	$1,065	$398	$321
Revenues from copper sales at discontinued operations	212	221	240	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	49	(23)	(26)	13	(3)
Unrealized mark-to-market provisional price adjustments	(4)	38	10	(4)	—
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	1,200	1,243	1,289	407	318
Copper cost of sales per consolidated statement of income	361	315	232	128	122
Copper cost of sales from discontinued operations	83	121	107	—	—
Copper credits	$756	$807	$950	$279	$196
Copper credits per ounce	103	106	117	153	89
Net cash costs per ounce	$363	$337	$228	$321	$382

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net income:

•          income tax expense;

•          interest expense;

•          interest income; and

•          depreciation and amortization.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.

Starting in this MD&A, we are introducing “Adjusted EBITDA” as a non-GAAP measure. We have adjusted our EBITDA to remove the effect of “Elimination of gold sales contracts.” This settlement activity is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	For the years ended December 31			For the three months ended December 31
($ millions, except per share amounts in dollars)	2009	2008	2007	2009	2008
Net Income	$(4,274)	$785	$1,119	$215	$(468)
Income tax expense	689	590	341	313	164
Interest expense	57	21	113	29	—
Interest income	(10)	(39)	(141)	(3)	(5)
Depreciation and amortization	1,024	990	1,004	259	264
EBITDA	$(2,514)	$2,347	$2,436	$813	$(45)
Elimination of gold sales contracts	5,933	—	—	241	—
Adjusted EBITDA	$3,419	$2,347	$2,436	$1,054	$(45)

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•          Unrealized gains and losses on non-hedge derivative contracts;

•          Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•          Export duties

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

Starting with second quarter 2009, we have begun to adjust our realized price calculation for export duties that are paid upon sale and are currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance.

The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

Reconciliation of Sales to Realized Price per ounce/per pound

	For the years ended December 31
	Gold			Copper
($ millions, except per ounce/pound data in dollars)	2009	2008	2007	2009	2008	2007
Sales	$7,135	$6,577	$4,949	$943	$1,007	$1,065
Sales applicable to discontinued operations	56	79	78	212	221	240
Sales applicable to non-controlling interests	(27)	(56)	(38)	—	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	2	(2)	49	(23)	(26)
Unrealized mark-to-market provisional price adjustments	—	(1)	(2)	(4)	38	10
Export duties	30	23	15	—	—	—
Sales - as adjusted	$7,194	$6,624	$5,000	$1,200	$1,243	$1,289
Ounces/pounds sold (000s)	7,306	7,595	8,055	380	367	401
Realized gold/copper price per ounce/pound	$985	$872	$621	$3.16	$3.39	$3.22

Net Cash Margin

Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. In this MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we have introduced the measure “net cash margin”, to reflect the net contribution from our gold sales and is an important indicator of expected performance in future periods.

Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Reconciliation of net cash margin per ounce

	For the years ended December 31			For the three months ended December 31
(per ounce data in dollars)	2009	2008	2007	2009	2008
Realized gold price per ounce	$985	$872	$621	$1,119	$809
Total cash costs per ounce	466	443	345	474	471
Total cash margin per ounce	$519	$429	$276	$645	$338
Copper credit per ounce(1)	103	106	117	153	89
Net cash margin per ounce	$622	$535	$393	$798	$427

(1)	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 63.

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 126 to 131 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINERAL RESOURCE: See pages 126 to 131 – “Summary Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Consolidated Statements of Income

Barrick Gold Corporation

For the years ended December 31,

(in millions of United States dollars, except per share data)

	2009	2008	2007
Sales (notes 4 and 5)	$8,136	$7,613	$6,014
Costs and expenses
Cost of sales (notes 4 and 6)(1)	3,807	3,706	2,998
Amortization and accretion (notes 4 and 15B)	1,073	957	990
Corporate administration	171	155	155
Exploration (notes 4 and 7)	141	198	168
Project development expense (note 7)	85	242	188
Elimination of gold sales contracts (note 20H)	5,933	—	—
Other expense (note 8A)	343	302	200
Impairment charges (note 8B)	277	598	42
	11,830	6,158	4,741
Interest income	10	39	141
Interest expense (note 20B)	(57)	(21)	(113)
Other income (note 8C)	112	291	110
Write-down of investments (note 8B)	(1)	(205)	(23)
	64	104	115
Income (loss) from continuing operations before income taxes and other items	(3,630)	1,559	1,388
Income tax expense (note 9)	(648)	(594)	(313)
Loss from equity investees (note 12)	(87)	(64)	(43)
Income (loss) from continuing operations before non-controlling interests	(4,365)	901	1,032
Income (loss) from discontinued operations (note 3J)	97	(104)	73
Income (loss) before non-controlling interests	(4,268)	797	1,105
Non-controlling interests (note 27)	(6)	(12)	14
Net income (loss)	$(4,274)	$785	$1,119
Earnings (loss) per share data (note 10)
Income (loss) from continuing operations
Basic	$(4.84)	$1.02	$1.21
Diluted	$(4.84)	$1.01	$1.19
Income (loss) from discontinued operations
Basic	$0.11	$(0.12)	$0.08
Diluted	$0.11	$(0.12)	$0.09
Net income (loss)
Basic	$(4.73)	$0.90	$1.29
Diluted	$(4.73)	$0.89	$1.28

(1)       Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

Barrick Gold Corporation

For the years ended December 31,

(in millions of United States dollars)

	2009	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(4,274)	$785	$1,119
Amortization and accretion (notes 4 and 15B)	1,073	957	990
Impairment charges and write-down of investments (note 8B)	278	803	65
Income tax expense (note 9)	648	594	313
Income taxes paid	(376)	(575)	(585)
Increase in inventory	(372)	(370)	(258)
Elimination of gold sales contracts (note 20H)	5,933	—	—
Payment on obligation of gold sales contracts (note 20H)	(5,221)	—	—
Gain on sale/acquisition of long-lived assets (note 8C)	(85)	(187)	(2)
Income (loss) from discontinued operations (note 3J)	(97)	104	(73)
Operating cash flows of discontinued operations (note 3J)	7	26	35
Other items (note 11A)	164	117	164
Net cash provided by (used in) operating activities	(2,322)	2,254	1,768
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(2,351)	(1,749)	(1,035)
Sales proceeds	10	185	100
Acquisitions (note 3)	(101)	(2,174)	(1,122)
Investments (note 12)
Purchases	(3)	(18)	(11)
Sales	7	76	625
Decrease in restricted cash (note 14)	113	18	19
Investing cash flows of discontinued operations (note 3J)	(3)	(27)	(11)
Other investing activities (note 11B)	(87)	(231)	(127)
Net cash used in investing activities	(2,415)	(3,920)	(1,562)
FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	65	74	142
Proceeds on common share offering (note 25)	3,885	—	—
Long-term debt (note 20B)
Proceeds	2,154	2,717	393
Repayments	(397)	(1,603)	(1,128)
Dividends	(369)	(349)	(261)
Funding from non-controlling interests	304	88	—
Deposit on silver sale agreement (notes 6 and 23)	213	—	—
Financing cash flows of discontinued operations (note 3J)	—	—	—
Other financing activities (note 11C)	(26)	(34)	(197)
Net cash provided by (used in) financing activities	5,829	893	(1,051)
Effect of exchange rate changes on cash and equivalents	35	3	9
Net increase (decrease) in cash and equivalents	1,127	(770)	(836)
Cash and equivalents at beginning of period (note 20A)	1,437	2,207	3,043
Cash and equivalents at end of period (note 20A)	$2,564	$1,437	$2,207

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Barrick Gold Corporation

At December 31,

(in millions of United States dollars)

	2009	2008
ASSETS
Current assets
Cash and equivalents (note 20A)	$2,564	$1,437
Accounts receivable (note 14)	251	197
Inventories (note 13)	1,540	1,278
Other current assets (note 14)	524	1,167
Assets of discontinued operations (note 3J)	59	33
	4,938	4,112
Non-current assets
Equity in investees (note 12A)	1,136	1,085
Other investments (note 12B)	92	60
Property, plant and equipment (note 15)	13,125	11,505
Goodwill (note 17)	5,197	5,280
Intangible assets (note 16)	66	74
Deferred income tax assets (note 24)	949	869
Other assets (note 18)	1,531	1,133
Assets of discontinued operations (note 3J)	41	43
Total assets	$27,075	$24,161
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,221	953
Short-term debt (note 20B)	54	206
Other current liabilities (note 19)	475	627
Liabilities of discontinued operations (note 3J)	23	58
	1,773	1,844
Non-current liabilities
Long-term debt (note 20B)	6,281	4,350
Settlement obligation to close out gold sales contracts (note 20H)	647	—
Asset retirement obligations (note 22)	1,122	943
Deferred income tax liabilities (note 24)	1,184	754
Other liabilities (note 23)	498	778
Liabilities of discontinued operations (note 3J)	23	33
Total liabilities	11,528	8,702
Equity
Capital stock (note 25)	17,390	13,372
Retained earnings (deficit)	(2,382)	2,261
Accumulated other comprehensive income (loss) (note 26)	55	(356)
Total shareholders’ equity	15,063	15,277
Non-controlling interests (note 27)	484	182
Total equity	15,547	15,459
Contingencies and commitments (notes 15 and 30)
Total liabilities and equity	$27,075	$24,161

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity

Barrick Gold Corporation

For the years ended December 31,

(in millions of United States dollars)

	2009	2008	2007
Common shares (number in thousands)
At January 1	872,739	869,887	864,195
Issued on public equity offering (note 25)	108,973	—	—
Issued on exercise of stock options	2,349	2,383	5,680
Issued on redemption of exchangeable shares (note 25B)	267	469	12
At December 31	984,328	872,739	869,887
Common shares
At January 1	$13,372	$13,273	$13,106
Issued on public equity offering (note 25)	3,926	—	—
Issued on exercise of stock options	65	74	142
Recognition of stock option expense	27	25	25
At December 31	17,390	13,372	13,273
Retained earnings (deficit)
At January 1	2,261	1,832	974
Net income (loss)	(4,274)	785	1,119
Dividends	(369)	(349)	(261)
Repurchase of preferred shares of a subsidiary	—	(7)	—
At December 31	(2,382)	2,261	1,832
Accumulated other comprehensive income (loss) (note 26)	55	(356)	151
Total shareholders’ equity	15,063	15,277	15,256
Non-controlling interests (note 27)
At January 1	182	82	56
Net income (loss) attributable to non-controlling interests	6	12	(14)
Funding from non-controlling interests	299	90	35
Other increase (decrease) in non-controlling interests	(3)	(2)	5
At December 31	484	182	82
Total equity at December 31	$15,547	$15,459	$15,338

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation

For the years ended December 31,

(in millions of United States dollars)

	2009	2008	2007
Net income (loss)	$(4,274)	$785	$1,119
Other comprehensive income (loss), net of tax (note 26)	411	(507)	32
Comprehensive income (loss)	$(3,863)	$278	$1,151

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PCK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars. South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 > SIGNIFICANT ACCOUNTING POLICIES

A         Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

B         Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities that we have the ability to control either through voting rights or means other than voting rights. These entities include development projects and operating mines in which we hold a less than 100% ownership interest, which generally operate as joint ventures. For these joint ventures, our risk is limited to our investment in the entity. We have assessed all of our incorporated joint ventures (“JVs”), including those in the development stage to determine if they are variable interest entities (“VIEs”). We determine if we are the primary beneficiary based on whether we expect to participate in the majority of the entities’ future expected gains/losses, based on the funding requirements set out in their respective agreements. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For our projects that qualify as VIEs and for which we expect to participate equally in future expected gains/losses with our partners, we are not the primary beneficiary, and therefore use the equity method of accounting to report their results (note 12).

For unincorporated JVs under which we hold an undivided interest in the assets and liabilities and receive our share of production from the joint venture, we include our pro rata share of the assets, liabilities, revenue and expenses in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all wholly owned entities.

Consolidation Method at December 31, 2009

		Economic Interest at Dec. 31,
	Entity type at Dec. 31,2009	2009(1)	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project(2)	VIE	60%	Consolidation
Donlin Creek Project	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	50%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
Reko Diq Project(4)	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Unincorporated JV	70%	Consolidation
Kabanga Project(5)	VIE	50%	Equity Method

(1)       Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.

(2)       In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing the cost of project activities. We recorded a non-controlling interest gain of $1 million (2008: loss of $26 million) (note 27). At December 31,2009, the consolidated carrying amount (100%) of the Pueblo Viejo project was $1,321 million (2008: $439 million) (note 15A).

(3)       We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95%.

(4)       We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).

(5)       In accordance with an agreement with our partner, from 2006 until the third quarter of 2008, our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. During the third quarter of 2008, our partner completed the $145 million spending requirement, and we began funding 50% of the exploration and project expenditures (note 12).

C         Foreign Currency Translation

The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•          Property, plant and equipment, intangible assets and equity method investments using historical rates;

•          Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•          Asset retirement obligations using historical rates;

•          Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

•          Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•          Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations, (“Barrick Energy”) is the Canadian dollar. We translate balances related to Barrick Energy into US dollars as follows:

•          Assets and liabilities using closing exchange rates with translation gains and losses recorded in other comprehensive income; and

•          Income and expense using average exchange rates with translation gains and losses recorded in other comprehensive income.

D         Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; classification of mineralization as either reserves or non-reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; future costs of oil and other consumables; currency exchange rates; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; uncertain tax positions; and credit risk adjustments to discount rates. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•          The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

•          Whether tangible, intangible long-lived assets and equity investments are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•          Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances and amounts recorded for uncertain tax positions (note 24);

•          The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•          The fair value of asset retirement obligations (note 22);

•          Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 30);

•          The amount of income tax expense (note 9);

•          Allocations of the purchase price in business combinations to assets and liabilities acquired (notes 3 and 17);

•          Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•          Transfers of value beyond proven and probable reserves to amortized assets (note 15); and

•          Credit risk adjustments to the discount rates in determining the fair value of derivative instruments (notes 20 and 21).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

E         Accounting Changes

Accounting Changes Implemented in 2009

On July 1,2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated any references to US GAAP to reflect the Codification.

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We have adopted ASU 2009-05 in fourth quarter 2009, resulting in an insignificant adjustment to our liabilities.

Disclosures about Derivative Instruments and Hedging Activities

In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities issued by the FASB in March 2008. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 20.

Business Combinations

In first quarter 2009, we began applying the new provisions for business combinations consummated after December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, as opposed to the “purchase method”.

The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion was recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the provisions for non-controlling interests issued by the FASB in December 2007. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The new provisions have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $484 million as at December 31, 2009 (December 31, 2008: $182 million).

Employers’ Disclosures about Post Retirement Benefit Plan Assets

In December 2008, the FASB issued guidance on employers’ disclosures about their post retirement benefit plan assets. The objectives of the disclosures about plan assets in an employer’s defined benefit pension or other post retirement plan are to provide users of financial statements with an understanding of: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; (v) significant concentrations of risk within plan assets. We adopted the increased disclosure requirements beginning in fourth quarter 2009. Refer to note 29 for related disclosures.

Accounting Changes Implemented in 2008

Fair Value Measurements and Disclosures

In 2008, we implemented new FASB guidance for financial assets and financial liabilities that are measured at fair value on a recurring basis. The primary financial assets and financial liabilities that are recognized and disclosed at fair value on a recurring basis are: available-for-sale securities; receivables from provisional copper and gold sales; derivate assets and derivative liabilities and held-to-maturity investments. Beginning in 2009, we applied this new guidance to non-financial assets and liabilities when we periodically measure at fair value under US GAAP, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination.

The adoption of this guidance resulted in expanded disclosures about our fair value measurements for financial assets and financial liabilities recognized in our financial statements. However, the adoption did not have an impact on the measurement of fair value as our valuation methodology for these assets and liabilities is consistent with the fair value framework established by the new guidance. Refer to note 21 of the Consolidated Financial Statements for details of the adoption and related disclosures.

Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in VIEs

In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“OSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, it requires disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this guidance has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

F         Significant Accounting Developments

Amendments to Accounting for VIEs

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. We are assessing the impact of these changes on our Consolidated Financial Statements.

G         Other Notes to the Financial Statements

	Note	Page
Acquisitions and divestitures	3	76
Segment information	4	78
Revenues	5	81
Cost of sales	6	82
Exploration and project development expense	7	83
Other charges	8	84
Income tax expense	9	85
Earnings (loss) per share	10	87
Cash flow - other items	11	88
Equity in investees and other investments	12	89
Inventories	13	91
Accounts receivable and other current assets	14	92
Property plant and equipment	15	93
Intangible assets	16	97
Goodwill	17	98
Other assets	18	100
Other current liabilities	19	100
Financial instruments	20	100
Fair value measurements	21	110
Asset retirement obligations	22	112
Other non-current liabilities	23	113
Deferred income taxes	24	113
Capital stock	25	116
Other comprehensive income (loss) (“OCI”)	26	116
Non-controlling interests	27	117
Stock-based compensation	28	117
Post-retirement benefits	29	120
Litigation and claims	30	122
Subsequent events	31	125

3 > ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2009	2008
Cash paid on acquisition(1)
Valhalla	$53	$—
Hemlo	50	—
Barrick Energy Inc.	—	460
Cortez (additional 40% interest)	—	1,695
Other(2)	—	74
	$103	$2,229
Less: cash acquired	(2)	(55)
	$101	$2,174
Cash proceeds on sale(1)
Royalty disposition	$—	$150
	$—	$150

(1)                     All amounts represent gross cash paid or received on acquisition or divestiture.

(2)                     Includes $40 million for the remaining 6% interest in Arizona Star, which owned a 51% interest in Cerro Casale pursuant to a statutory right of compulsory acquisition; $29 million for the additional 40% interest in our Storm property; and $5 million related to the 2007 acquisition of Kainantu.

A         IPO of African Gold Mining Operations

On February 17, 2010, our Board of Directors approved a plan to create African Barrick Gold, a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange, subject to market conditions. The new company also intends to seek a future listing on the Dar es Salaam Stock Exchange in Tanzania. African Barrick Gold will hold Barrick’s African gold mines, projects and exploration properties. The new company will offer about 25% of its equity in an initial public offering and Barrick will retain the remaining interest. The pricing and terms are yet to be determined; however, the offering is expected to be priced in mid-March, with closing expected to occur by the end of March.

B         Acquisition of 25% Interest in Cerro Casale

On February 17, 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%. We currently account for Cerro Casale using the equity method of accounting. Upon the closing of this transaction, we will obtain control over the project and therefore will consolidate 100% of its operating results, cash flows and net assets, with an offsetting non-controlling interest of 25%, from that time.

C         Acquisition of Tusker Gold Limited

On February 8, 2010, we entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis on which Barrick or one of its subsidiaries would make a takeover bid for Tusker for aggregate net consideration of approximately $75 million. Tusker’s board of directors have unanimously recommended that Tusker shareholders accept the offer. Barrick has entered into pre bid acceptance agreements with three Tusker shareholders that collectively hold 20% of Tusker’s outstanding shares. Tusker holds the other 49% interest in our Nyanzaga joint venture in Tanzania, as well as certain other exploration interests in Tanzania. If and when acquired, Tusker will be held in African Barrick Gold pic, which will use cash on hand to make the acquisition. The offer, which is subject to certain conditions, is expected to be made in March 2010 and close in April 2010.

D         Acquisition of 70% Interest in El Morro

On October 11,2009, we entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010 Xstrata notified Barrick that it was terminating its agreement with Barrick. The Company has filed an action in the Ontario Superior Court of Justice against New Gold and Goldcorp, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised. Barrick does not accept the termination by Xstrata and intends to bring a motion to add Xstrata as a party and seeking to compel Xstrata to complete the sale to Barrick, as well as certain other remedies.

E         Acquisition of 50% Interest in Valhalla

On September 17, 2009, we completed the acquisition of 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This transaction was considered an asset purchase.

F         Acquisition of 50% Interest in Hemlo

On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd. for cash consideration of $50 million, thereby increasing our interest to 100%. We recognized a bargain purchase gain of $43 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid. Following this transaction, we remeasured our existing 50% interest in the assets and liabilities of Hemlo held prior to this transaction to their fair values, recognizing a gain of approximately $29 million. The total gain of $72 million is recorded in other income (note 8C).

The tables below represent the purchase cost, our final purchase price allocation, and the bargain purchase recorded in other income (note 8C).

Purchase Cost

Purchase cost	$65
Purchase price adjustment	(15)
Less: cash acquired	(2)
$48

Summary Purchase Price Allocation

Current assets	$10
Property, plant and equipment
Buildings, plant and equipment	25
Capitalized development costs	21
Capitalized reserve acquisition costs	81
Total assets	137
Current liabilities	8
Asset retirement obligations	32
Deferred income tax liabilities	21
Total liabilities	61
Net assets acquired	$76

G         Acquisition of Barrick Energy Inc. (“Barrick Energy”)

In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for cash consideration of $377 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we renamed Cadence as Barrick Energy.

In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enabled us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.

The tables below represent the purchase cost and the final purchase price allocation.

Purchase Cost

Purchase cost	$377
Less: cash acquired	(41)
$336

Summary Purchase Price Allocation

Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Buildings, plant and equipment	68
Goodwill	96
Total assets	467
Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22
Total liabilities	131
Net assets acquired	$336

H         Acquisition of 40% Interest in Cortez

In 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto pic, for a total cash consideration of $1,695 million. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.

The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The acquisition was effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our Consolidated Statements of Income from that date onwards. The tables below represent the purchase cost and our final purchase price allocation for the additional 40% of Cortez.

Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)
$1,681

Summary Purchase Price Allocation

Inventories	$47
Other current assets	1
Property, plant and equipment
Buildings, plant and equipment	184
Capitalized reserve acquisition and development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	20
Non-current ore in stockpiles	17
Deferred income tax assets	11
Total assets	1,718
Current liabilities	23
Asset retirement obligations	14
Total liabilities	37
Net assets acquired	$1,681

I          Disposition of Royalties

In 2008, we divested certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold with an estimated fair value of $32 million. The transaction closed on October 2, 2008 and we recorded a pre-tax gain on sale of $167 million in other income (note 8C).

J         Discontinued Operations

Results of Discontinued Operations

For the years ended Dec.31	2009	2008	2007
Gold sales
Osborne	$31	$27	$26
Henty	25	52	52
Copper sales
Osborne	212	221	240
	$268	$300	$318
Income (loss) before tax
Osborne	129	(85)	88
Henty	9	(23)	4
	$138	$(108)	$92

Cash proceeds on sale of discontinued operations	2009	2008	2007
Henty	$4	$—	$—
South Deep mine(1)	—	—	21
	$4	$—	$21

(1)                     In 2007, we received $21 million in cash relating to the sale of our 50% interest in the South Deep mine in 2006.

Osborne

Due to the short remaining economic life, in December 2009 we committed to a plan to dispose of our Osborne mine in our Australia Pacific regional business unit. We expect to have a sale agreement finalized in first quarter 2010. Osborne meets the criteria of an asset held for sale, and accordingly, the results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets. In fourth quarter 2008, Osborne’s property, plant and equipment was impaired and written down to salvage value. As such, amortization was recorded only on additions made during 2009 and, therefore, the classification of Osborne as an asset held for sale has minimal impact on amortization expense.

Henty

On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for consideration of $4 million cash, adjusted for the benefit of production from July 1, 2009 and Bendigo shares with a value of $2 million on closing. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recorded on the sale and recognized in income from discontinued operations (note 3J). The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets.

4 > SEGMENT INFORMATION

In 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation. Also in 2008, we completed the acquisition of Barrick Energy (note 3G). The results of Barrick Energy are distinct from our existing regional business units and as such are presented separately in our segment information.

For the years ended	Sales			Segment expenses(1)			Amortization and accretion			Segment income (loss)
December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gold
North America	$2,780	$2,627	$2,001	$1,423	$1,534	$1,178	$387	$371	$340	$970	$722	$483
South America	1,831	1,833	1,306	499	531	400	143	175	242	1,189	1,127	664
Australia Pacific	1,836	1,579	1,214	1,120	1,030	895	286	245	226	430	304	93
Africa	688	538	428	377	327	293	96	66	80	215	145	55
Copper
South America	943	1,007	1,065	361	315	232	78	68	82	504	624	751
Capital Projects	—	—	—	142	209	187	—	—	—	(142)	(209)	(187)
Barrick Energy	58	29	—	39	14	—	31	13	—	(12)	2	—
	$8,136	$7,613	$6,014	$3,961	$3,960	$3,185	$1,021	$938	$970	$3,154	$2,715	$1,859

(1)                     Segment expenses related to capital projects includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

Income Statement Information (cont’d)

	Exploration(1)			Regional business unit costs(1)
For the years ended December 31	2009	2008	2007	2009	2008	2007
North America	$62	$79	$70	$43	$46	$27
South America	23	40	33	32	29	23
Australia Pacific	39	44	35	50	48	38
Africa	8	18	15	32	24	11
Barrick Energy	—	—	—	6	2	—
Other expenses outside reportable segments	9	12	8	—	—	—
Capital projects	—	5	7	—	—	—
	$141	$198	$168	$163	$149	$99

(1)                     Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

Geographic Information

For the years	Long-lived assets(1)			Sales(2)
ended Dec. 31	2009	2008	2007	2009	2008	2007
North America
United States	$5,118	$4,587	$2,637	$2,552	$2,501	$1,882
Canada	1,423	1,017	796	228	126	119
Dominican
Republic	1,352	446	139	—	—	—
South America
Peru	293	337	392	1,291	1,367	1,033
Chile	3,063	2,763	2,485	943	1,007	1,065
Argentina	1,233	1,123	1,048	540	466	273
Australia Pacific
Australia	1,764	1,707	1,574	1,306	1,040	932
Papua New Guinea	682	677	702	530	539	282
Africa
Tanzania	1,725	1,816	1,336	688	538	428
Other	180	179	478	58	29	—
	$16,833	$14,652	$11,587	$8,136	$7,613	$6,014

(1)                     Long-lived assets include property, plant and equipment, equity in investments, other investments, deferred income tax assets and other assets.

(2)                     Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the years ended Dec. 31	2009	2008	2007
Segment income	$3,154	$2,715	$1,859
Amortization of corporate assets	(52)	(19)	(20)
Exploration	(141)	(198)	(168)
Other project expenses	(24)	(57)	(15)
Elimination of gold sales contracts	(5,933)	—	—
Corporate administration	(171)	(155)	(155)
Other expense	(343)	(302)	(200)
Impairment charges	(277)	(598)	(42)
Interest income	10	39	141
Interest expense	(57)	(21)	(113)
Other income	112	291	110
Write-down of investments	(1)	(205)	(23)
Loss from capital projects held through equity investees	93	69	14
Income (loss) from continuing operations before income taxes and other items	$(3,630)	$1,559	$1,388

Asset Information

	Segment long-lived assets			Amortization			Segment capital expenditures(1)
For the years ended Dec.31	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gold
North America	$5,883	$5,063	$3,370	$361	$350	$314	$553	$434	$227
South America	1,198	1,220	1,220	133	165	234	161	84	158
Australia Pacific	2,259	2,213	2,139	274	237	216	221	207	214
Africa	1,713	1,195	1,031	91	62	78	126	138	118
Copper
South America	1,239	1,261	1,271	75	66	80	37	57	27
Capital projects	4,017	3,295	2,195	—	—	—	1,317	919	326
Barrick Energy	501	382	—	30	13	—	31	15	—
Segment total	16,810	14,629	11,226	964	893	922	2,446	1,854	1,070
Cash and equivalents	2,564	1,437	2,207	—	—	—	—	—	—
Other current assets	2,315	2,642	2,070	—	—	—	—	—	—
Intangible assets	66	74	68	—	—	—	—	—	—
Assets of discontinued operations	100	76	172	—	—	—	—	—	—
Goodwill	5,197	5,280	5,847	—	—	—	—	—	—
Other items not allocated to segments	23	23	361	52	19	20	21	62	8
Enterprise total	$27,075	$24,161	$21,951	$1,016	$912	$942	$2,467	$1,916	$1,078

(1)                     Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2009, cash expenditures were $2,351 million (2008: $1,749 million; 2007: $1,035 million) and the increase in accrued expenditures was $116 million in 2009 (2008: $167 million increase; 2007: $43 million increase).

5 > REVENUES

For the years ended Dec.31	2009	2008	2007
Gold bullion sales(2)
Spot market sales	$6,991	$6,455	$3,771
Gold sales contracts(6)	—	—	1,026
	6,991	6,455	4,797
Concentrate sales(3)	144	122	152
	$7,135	$6,577	$4,949
Copper sales(1),(4)
Copper cathode sales	$943	$1,007	$1,065
	$943	$1,007	$1,065
Oil and gas sales(5)	$58	$29	$—
	$8,136	$7,613	$6,014

(1)                     Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20E and 26).

(2)                     Gold sales include gains and losses on non-hedge derivative contracts: 2009: $56 million gain (2008: $19 million gain; 2007: $8 million loss).

(3)                     Concentrate sales include gains and losses on embedded derivatives in smelting contracts: 2009: $1 million gain (2008: $3 million loss; 2007: $4 million loss).

(4)                     Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and non-hedge derivative contracts: 2009: $55 million loss (2008: $67 million gain; 2007: $48 million gain).

(5)                     Represents Barrick Energy. Refer to note 3G for further details.

(6)                     Represents the impact of deliveries into corporate gold sales contracts which were eliminated in second quarter 2007.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper. Copper cathodes are sold directly under copper cathode sales contracts with various third-party buyers.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2009 is presented net of direct sales taxes of $30 million (2008: $23 million; 2007: $15 million).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products, primarily silver, are classified within cost of sales.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Provisional Copper and Gold Sales

We had the following revenues before treatment and refining charges subject to final price adjustments:

At Dec. 31	2009	2008
Copper	$88	$45
Gold	8	15

Final price adjustments recorded during the year:

Gain (loss)

For the years ended Dec. 31	2009	2008	2007
Copper	$45	$(36)	$(7)
Gold	—	—	(1)

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when title transfers and there is reasonable assurance of collectability. At the time of delivery of oil and gas, prices are fixed and determinable based upon contracts referenced to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

6 > COST OF SALES

	Gold			Copper			Oil & Gas
For the years ended Dec. 31	2009	2008	2007	2009	2008	2007	2009	2008	2007
Cost of goods sold(1)	$3,230	$3,211	$2,678	$362	$315	$232	$29	$8	$—
Unrealized (gains) losses on non-hedge contracts	(7)	14	5	—	—	—	—	—	—
By-product revenues	(73)	(92)	(104)	(1)	—	—	—	—	—
Royalty expense	218	202	158	—	—	—	10	6	—
Mining production taxes	39	42	29	—	—	—	—	—	—
	$3,407	$3,377	$2,766	$361	$315	$232	$39	$14	$—

(1)                     Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $6 million for the year ended December 31,2009 (2008: $62 million; 2007: $13 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $964 million in the year ended December 31,2009 (2008: $893 million; 2007: $922 million).

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we are entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

In third quarter 2009, we received cash of $213 million which is recorded in other non-current liabilities on the Consolidated Balance Sheet. Providing that construction continues to progress at Pascua-Lama, we are entitled to receive additional cash payments totaling $412 million in aggregate over the next three anniversary dates of the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

•                             Net profits interest (NPI) royalty,

•                             Modified Net smelter return (NSR) royalty,

•                             Net smelter return sliding scale (NSRSS) royalty,

•                             Gross proceeds sliding scale (GPSS) royalty,

•                             Gross smelter return (GSR) royalty,

•                             Net value (NV) royalty, and a

•                             Land tenement (LT) royalty.

Royalty expense is recorded at the time of sale of gold production.

Royalties applicable to our oil and gas properties include:

•                             Crown royalties,

•                             Net profits interest (NPI) royalty, and

•                             Overriding royalty (ORR).

Producing mines & development projects	Type of Royalty
North America
Goldstrike	0%-5% NSR, 0%-6% NPI
Williams	1.5% NSR, 0.75% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS
2.9%-4% NSR
10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez - Pipeline/South Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production(1)	2.5%-2.7% of gold revenue
Cowal	4% of net gold revenue
Africa
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara - Nyabirama and Nyabigena pit	3% NSR, 1% LT
North Mara - Gokona pit	3% NSR, 1.1% LT
Buzwagi	3% NSR, 30% NPI(2)
Capital Projects
Donlin Creek Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter)
Pascua-Lama Project - Chile gold production	1.5%-9.8% GPSS
Pascua-Lama Project - Chile copper production	2% NSR
Pascua-Lama Project - Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR, 0-25% NPI
Cerro Casale	3% NSR (capped at $3 million cumulative)
Reko Diq	5% NSR
Kabanga	3% NSR
Other
Barrick Energy	1.1% NPI
1.3% ORR
21.6% Crown royalty, net

(1)                     Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot, Lawlers, and Osborne mines.

(2)                     The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

For the years ended Dec. 31	2009	2008	2007
Exploration:
Minesite exploration	$42	$62	$52
Projects	99	136	116
	$141	$198	$168
Project development expense:
Pueblo Viejo(1)	(3)	62	67
Donlin Creek(2)	—	—	32
Sedibelo	8	17	22
Fedorova	2	24	18
Pascua-Lama	17	21	12
Kainantu	10	28	—
Pinson	2	17	—
Other	25	16	22
	$61	$185	$173
Other projects(3)	24	57	15
	$85	$242	$188

(1)                     In 2009, the costs above represent 100% of start-up costs and include a reimbursement of historical remediation expenditures. We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement.

(2)                     Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. 2008 and 2009 amounts are included in equity in investees.

(3)                     Includes corporate development, research and development, and other corporate projects.

Accounting Policy for Exploration and Project Expenditures

Exploration Expenditures

Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place.  Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Project Expenditures

We capitalize the costs of activities at projects after mineralization is classified as proven and probable reserves. Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The costs of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project expense.

The Donlin Creek, Sedibelo, Kabanga, Cerro Casale and Fedorova projects are in various stages; however, none of these projects had met the criteria for cost capitalization at December 31, 2009. The Reko Diq project is owned through an equity investee and project expenses are included in “equity investees” in the Consolidated Income Statement (see note 12). Effective January 1, 2009, we determined that mineralization of Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes. Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following these determinations, we began capitalizing the cost of project activities at Pueblo Viejo and Buzwagi.

8 > OTHER CHARGES

A     Other Expense

For the years ended Dec. 31	2009	2008	2007
Regional business unit costs(1)	$163	$149	$99
Community development costs(2)	14	21	28
Environmental costs	13	7	15
World Gold Council fees	14	11	12
Changes in estimate of AROs at closed mines	8	9	6
Non-hedge derivative losses	1	17	8
Currency translation losses (gains) (3)	8	37	(4)
Pension and other post-retirement benefit expense (notes 29B and 29E)	9	5	5
Severance and other restructuring costs(4)	41	1	6
Other items	72	45	25
	$343	$302	$200

(1)                     Relates to costs incurred at regional business unit offices.

(2)                     Amounts mainly related to community programs and other related expenses in Peru.

(3)                     In 2009 and 2008, amounts primarily relate to translation losses on working capital balances in Australia and South America.

(4)                     Includes $21 million in restructuring costs related to an organizational review, and other termination and restructuring costs.

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

B               Impairment Charges

For the years ended Dec. 31	2009	2008	2007
Impairment of goodwill (note 17)(1)	$63	$584	$42
Impairment of long-lived assets(2)	214	14	—
	$277	$598	$42
Write-down of investments(3) (note 12)	1	205	23
	$278	$803	$65

(1)                     In 2009, we recorded an impairment charge of $63 million for Plutonic. 2008 does not include impairment charges for Osborne ($64 million) and Henty ($30 million), which are reflected in the results of discontinued operations.

(2)                     In 2009, impairment charges of $43 million and $158 million were recorded to reduce the carrying amount of long-lived assets to the estimated fair value for Plutonic and Sedibelo, respectively. In 2008, impairment charges primarily relate to $12 million recorded to reduce the carrying amount of long-lived assets at Marigold to their estimated fair value.

(3)                     In 2008, we recorded impairment charges on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) and various other investments in junior gold mining companies ($26 million). In 2007, impairment charges primarily relate to an impairment charge on Asset-Backed Commercial Paper of $20 million.

C               Other Income

For the years ended Dec. 31	2009	2008	2007
Gains on sale of assets’	$13	$187	$2
Gain on acquisition of assets(2)	72	—	—
Gains on sale of investments(3) (note 12)	6	59	71
Royalty income	5	25	17
Sale of water rights	4	4	5
Other	12	16	15
	$112	$291	$110

(1)                     In 2008, we recorded a gain of $167 million on the disposition of royalties to Royal Gold and a gain of $9 million on the sale of Doyon royalty.

(2)                     In 2009, we recorded a gain of $72 million on the acquisition of the remaining 50% interest in Hemlo. Refer to note 3F for further details.

(3)                     In 2008, we recorded a gain of $12 million on the sale of our investment in OGX Ltd. We also sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million. In 2007, we recorded a gain of $71 million related primarily to the sale of our investment in Gold Fields and Nova Gold.

9 > INCOME TAX EXPENSE

For the years ended Dec. 31	2009	2008	2007
Current
Canada	$(21)	$22	$(3)
International	562	613	518
	$541	$635	$515
Deferred
Canada	$(11)	$3	$19
International	210	(146)	(25)
	$199	$(143)	$(6)
Income tax expense before elements below	$740	$492	$509
Net currency translation (gains) losses on deferred tax balances	(40)	98	(76)
Canadian functional currency election	(70)	—	—
Canadian tax rate changes	59	—	64
Release of end of year valuation allowances - Tanzania	—	—	(156)
Total expense	$689	$590	$341
Deferred income tax (expense) recovery - discontinued operations	(41)	4	(28)
Income tax expense - continuing operations	$648	$594	$313

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $30 million, Argentinean deferred tax liabilities with a carrying amount of approximately $32 million, and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $105 million. In 2009 and 2007, the appreciation of the Canadian and Australian dollar against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains totaling $40 million and $76 million, respectively. These gains are included within deferred tax expense/recovery.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time deferred tax benefit of $70 million.

Canadian Tax Rate Changes

In the fourth quarter of 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

In 2007, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million and was recorded as a component of deferred income tax expense.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate

For the years ended Dec. 31	2009	2008	2007
At 33% (2008: 33.50%; 2007: 36.12%) statutory rate	$(1,198)	$522	$501
Increase (decrease) due to:
Allowances and special tax deductions(1)	(110)	(100)	(99)
Impact of foreign tax rates(2)	1,786	(86)	44
Expenses not tax deductible	16	13	48
Impairment charges not tax deductible	21	199	15
Gain on acquisition of assets not taxable	(18)	—	—
Net currency translation (gains)/losses on deferred tax balances	(40)	98	(76)
Canadian functional currency election	(70)	—	—
Release of end of year valuation allowances-Tanzania	—	—	(156)
Release of valuation allowances - Other	—	(175)	(88)
Valuation allowances set up against current year tax losses	163	74	5
Canadian tax rate changes	59	—	64
Withholding taxes	16	21	17
Mining taxes	21	19	19
Other items	2	9	19
Income tax expense	$648	$594	$313

(1)                     We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

(2)                     We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldfvar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2009 include the impact of the elimination of gold sales contracts in a low tax jurisdiction. Amounts in 2007 included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

10 > EARNINGS (LOSS) PER SHARE

For the years ended Dec. 31 ($ millions, except shares in millions and per share amounts in dollars)	2009		2008		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations	$(4,371)	$(4,371)	$889	$889	$1,046	$1,046
Plus: interest on convertible debentures	—	—	—	3	—	2
Income (loss) available to common shareholders and after assumed conversions	(4,371)	(4,371)	889	892	1,046	1,048
Income (loss) from discontinued operations	97	97	(104)	(104)	73	73
Net income (loss)	$(4,274)	$(4,274)	$785	$788	$1,119	$1,121
Weighted average shares outstanding	903	903	872	872	867	867
Effect of dilutive securities
Stock options	—	— (1)	—	4	—	3
Convertible debentures	—	— (1)	—	9	—	9
	903	903	872	885	867	879
Earnings (loss) per share
Income (loss) from continuing operations	$(4.84)	$(4.84)	$1.02	1.01	$1.21	$1.19
Net income (loss)	$(4.73)	$(4.73)	$0.90	$0.89	$1.29	$1.28

(1)                     The impact of any additional securities issued under our stock option plan or as a result of conversion of convertible debentures would be anti-dilutive as a result of the net loss position. Consequently, diluted earnings per share would be computed in the same manner as basic earnings per share.

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

11 > CASH FLOW - OTHER ITEMS

A     Operating Cash Flows - Other Items

For the years ended Dec. 31	2009	2008	2007
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 8A)	8	37	(4)
Amortization of premium on debt securities (note 20B)	(6)	(7)	(3)
Amortization of debt issue costs (note 20B)	6	7	9
Stock option expense (note 28A)	27	25	25
Loss from equity in investees (note 12)	87	64	43
Gain on sale of investments (note 80	(6)	(59)	(71)
Losses on write-down of inventory (note 13)	6	62	13
Non-controlling interests (notes 2B and 27)	6	12	(14)
Net change in current operating assets and liabilities, excluding inventory	75	7	161
Revisions to AROs at closed mines and Barrick Energy (note 22)	10	9	6
Settlement of AROs (note 22)	(39)	(38)	(33)
Amortization of hedge gains/losses on acquired gold hedge position	(10)	(2)	32
Other net operating activities	$164	$117	$164
Operating cash flow includes payments for:
Pension plan contributions (note 29A)	$50	$47	$49
Cash interest paid (note 20B)	$311	$213	$236

B     Investing Cash Flows - Other Items

For the years ended Dec. 31	2009	2008	2007
Loans to joint venture partners	$—	$(4)	$(47)
Purchase of land and water rights	—	(16)	—
Purchases of royalties	—	(42)	—
Funding for equity investees (note 12A)	(80)	(107)	—
Long-term supply contract	—	(35)	—
Reclassification of asset-backed commercial paper	—	—	(66)
Other	(7)	(27)	(14)
Other net investing activities	$(87)	$(231)	$(127)

C     Financing Cash Flows - Other Items

For the years ended Dec. 31	2009	2008	2007
Financing fees on long-term debt (note 18)	$06)	$(11)	$—
Derivative settlements (note 20E)	(10)	(23)	(197)
Other net financing activities	$(26)	$(34)	$(197)

12 > EQUITY IN INVESTEES AND OTHER INVESTMENTS

A     Equity Method Investment Continuity

	Highland	Atacama(1)	Cerro Casale	Donlin Creek	Other(2)	Total
At January 1, 2007	$199	$124	$—	$—	$5	$328
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up gain (loss)	(30)	(14)	—	—	1	(43)
Capitalized interest	—	8	2	—	—	10
Impairment charges	—	—	—	—	(2)	(2)
At January 1, 2008	169	118	734	64	—	1,085
Purchases	1	—	41	—	—	42
Funding	—	62	9	27	9	107
Equity pick-up gain (loss)	5	(32)	(11)	(17)	(9)	(64)
Capitalized interest	—	9	42	4	—	55
Impairment charges	(140)	—	—	—	—	(140)
At January 1, 2009	35	157	815	78	—	1,085
Funding	—	31	21	11	17	80
Equity pick-up gain (loss)	6	(39)	(21)	(18)	(15)	(87)
Capitalized interest	—	8	46	4	—	58
At December 31, 2009	$41	$157	$861	$75	$2	$1,136
Publicly traded	Yes	No	No	No

(1)       Represents our investment in Reko Diq.

(2)       Represents our investment in Kabanga.

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in a publicly traded equity investee is evaluated for impairment using the same method as an available-for-sale security.

Our investments in non-publicly traded equity investees are exploration and development projects; therefore, we assess if there has been a potential impairment triggering event for an other-than-temporary impairment by: testing the underlying assets of the equity investee for recoverability; and assessing if there has been a change in the mining plan or strategy for the project. If we determine underlying assets are recoverable and no other potential impairment conditions were identified, then our investment in the non-publicly traded equity investee is carried at cost. If the other underlying assets are not recoverable, we record an impairment charge equal to the difference between the carrying amount of the investee and its fair value. Where reliable information is available, we determine fair value based on the present value if cash flows are expected to be generated by the investee. Where reliable cash flow information is not available, we determine fair value using a market approach.

Highland Gold Mining Ltd. (“Highland”)

In 2008, we recorded an impairment charge of $140 million against the carrying value at December 31, 2008 of Highland following an other-than-temporary decline in the market value of its publicly traded shares.

Compañía Minera Casale (“Cerro Casale”)

During 2008, we completed our acquisition of Arizona Star for $732 million. Arizona Star has an interest in the entity that holds the Cerro Casale deposit. We determined that we share joint control with Kinross and that Cerro Casale is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $861 million as of December 31, 2009.

B               Other Investments

At December 31	2009	2008
Available-for-sale securities	$61	$31
Other investments	31	29
	$92	$60

	2009		2008
At December 31	Fair(1) Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI
Available-for-sale Securities
Securities in an unrealized gain position
Equity securities	54	27	15	3
	54	27	15	3
Securities in an unrealized gain (loss) position
Benefit plans(2)
Fixed-income	$1	$—	$2	$—
Equity	5	—	7	(3)
Other equity securities(3)	1	—	7	(2)
	7	—	16	(5)
	61	27	31	(2)
Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.(4)	31	N/A	29	N/A
	$92	$27	$60	$(2)

(1)                     Refer to note 21 for further information on the measurement of fair value.

(2)                     Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(3)                     Other equity securities in a loss position consist of investments in various junior mining companies.

(4)                     The long-term loan receivable is measured at amortized cost.

Gains on Investments Recorded in Earnings

	2009	2008	2007
Gains realized on sales	$6	$59	$71
Cash proceeds from sales	$7	$76	$625

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other than temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Asset-Backed Commercial Paper (“ABCP”)

In 2007, we recorded impairment charges of $20 million, resulting in a carrying value of $46 million at the end of 2007. An additional $39 million impairment charge was recorded in 2008, resulting in cumulative impairments totaling $59 million and a carrying value of $7 million. Subsequently, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). We received $49 million in proceeds from this sale resulting in a recovery of $42 million which was recorded in Other income.

13 > INVENTORIES

	Gold		Copper
At Dec. 31	2009	2008	2009	2008
Raw materials
Ore in stockpiles	$1,052	$825	$77	$41
Ore on leach pads	215	161	172	189
Mine operating supplies	488	432	19	27
Work in process	215	187	5	5
Finished products
Gold doré	69	65	—	—
Copper cathode	—	—	4	13
Gold concentrate	20	21	—	—
	2,059	1,691	277	275
Non-current ore in Stockpiles(1)	(679)	(595)	(117)	(93)
	$1,380	$1,096	$160	$182

(1)       Ore that we do not expect to process in the next 12 months is classified within other assets.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form, and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from the open pit or underground mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper work in process represents gold/copper in the processing circuit that we count as production but is not yet in a saleable form.

Gold and copper ore contained in stockpiles is measured by estimating the number of tons added and removed from the stockpile, and the associated estimate of gold and copper contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and/or copper and each stockpile’s average cost per unit. Ore stockpiles are reduced by provisions required to reduce inventory to net realizable value.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to in process and finished goods inventory include the cost of stockpiles processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at the lower of purchase cost and market value.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended Dec. 31	2009	2008	2007
Inventory impairment charges	$6	$62	$13

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2009, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $383 per ounce and $1.01 per pound, respectively (2008: $439 per ounce of gold and $1.07 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2010 to 2027 and for copper ranging from 2010 to 2024. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in stockpiles

At Dec. 31	2009	2008	Year(1)
Gold
Goldstrike
Ore that requires roasting	$452	$375	2035
Ore that requires autoclaving	46	47	2011
Kalgoorlie	80	74	2021
Porgera	117	113	2023
Cowal	88	70	2019
Veladero	26	24	2024
Cortez	98	54	2032
Turquoise Ridge	15	12	2035
Other	130	56
Copper
Zaldívar	77	41	2024
	$1,129	$866

(1)       Year in which we expect to complete full processing of the ore in stockpiles.

Ore on leachpads

At Dec. 31	2009	2008	Year(1)
Gold
Veladero	$75	$30	2024
Cortez	25	50	2021
Ruby Hill	24	13	2015
Bald Mountain	24	20	2027
Lagunas Norte	22	14	2024
Round Mountain	18	10	2013
Pierina	14	16	2024
Marigold	13	8	2011
Copper
Zaldívar	172	189	2024
	$387	$350

(1)       Year in which we expect to complete full processing of the ore on leachpads.

Purchase Commitments

At December 31, 2009, we had purchase obligations for supplies and consumables of approximately $1,207 million.

14 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

At Dec. 31	2009	2008
Accounts receivable
Amounts due from concentrate sales	$9	$8
Amounts due from copper cathode sales	109	42
Other receivables	133	147
	$251	$197
Other current assets
Derivative assets (note 20E)	$214	$817
Goods and services taxes recoverable(1)	201	153
Restricted cash	—	113
Deferred share-based compensation (note 28B)	7	—
Prepaid expenses	92	45
Other	10	39
	$524	$1,167

(1)       2009 includes $111 million and $50 million in VAT and fuel tax receivables in South America and Africa, respectively (2008: $108 million and nil, respectively).

15 > PROPERTY, PLANT AND EQUIPMENT

	Assets subject to Amortization(1),(2)	Accumulated amortization	Exploration properties, capital projects & VBPP	Construction in Progress(3)	Total
At January 1, 2007	$12,956	$(6,676)	$1,511	$397	$8,188
Additions	758	20	84	—	862
Acquisitions	145	—	135	—	280
Capitalized interest(6)	16	—	97	—	113
Amortization	—	(942)	—	—	(942)
Rectification(4)	—	—	(66)	—	(66)
Transfers between categories(5)	198	—	(198)	—	—
At January 1, 2008	$14,073	$(7,598)	$1,563	$397	$8,435
Additions	584	(155)	756	626	1,811
Acquisitions	1,609	—	409	—	2,018
Capitalized interest(6)	57	—	110	—	167
Amortization	—	(912)	—	—	(912)
Impairments	(14)	—	—	—	(14)
Transfers between categories(5)	481	—	(209)	(272)	—
At January 1, 2009	$16,790	$(8,665)	$2,629	$751	$11,505
Additions	445	21	1,210	608	2,284
Acquisitions	276	—	—	—	276
Capitalized interest(6)	71	—	140	—	211
Amortization	—	(1,033)	—	—	(1,033)
Impairments	(56)	—	(122)	—	(178)
Currency translation adjustment	60	—	—	—	60
Transfers between categories(5)	1,121	—	(699)	(422)	—
At December 31, 2009	$18,707	$(9,677)	$3,158	$937	$13,125

(1)       Represents capitalized reserve acquisition and development costs and buildings, plant and equipment.

(2)       Includes assets under capital leases, leach pads and tailings dams.

(3)       Includes construction in process for tangible assets at capital projects and operating mines, as well as deposits on long lead capital items. Once an asset is available for use, it is transferred to assets subject to amortization and amortized over its estimated useful life.

(4)       Represents the reclassification of Donlin Creek to equity investments.

(5)       Includes construction in process that is transferred to buildings, plant and equipment as the asset is available for use and value beyond proven and probable reserves (“VBPP”) that is transferred to capitalized reserve acquisition and development costs, once mineralized material is converted into proven and probable reserves. In 2009, Buzwagi transitioned from a development project to an operating mine and its property, plant, and equipment balance was transferred from exploration properties, capital projects & VBPP to assets subject to amortization and construction in progress.

(6)       Capitalized interest for assets subject to amortization primarily reflects capitalized interest at Cortez Hills.

A         Accounting Policy for Property, Plant and Equipment

Capitalized Reserve Acquisition Costs

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral or petroleum and natural gas property, we estimate the fair value of proven and probable reserves, and we record these amounts as assets at the date of acquisition. When production begins, capitalized reserve acquisition costs are amortized using the “units-of-production” method, whereby the numerator is the number of ounces of gold/pounds of copper/barrels of oil equivalent (boe) produced and the denominator is the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves.

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of mineral property, we prepare an estimate of the fair value of the resources and exploration potential of that property and record this amount as an asset (VBPP) as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production is, among other things, used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization. For 2009 the effect on amortization expense of transfers from VBPP to proven and probable reserves is an increase of $3 million (2008: $5 million increase; 2007: $5 million increase).

VBPP
At January 1, 2008	$313
VBPP conversion to reserves	(178)
Acquisitions(1)	381
At January 1, 2009	516
VBPP conversion to reserves	(93)
At December 31, 2009	$423

(1)       Represents VBPP acquired on acquisition of the additional 40% interest in Cortez.

Capitalized Development Costs

Capitalized development costs include the costs of removing overburden and waste materials at our open pit mining operations prior to the commencement of production; costs incurred to access reserves at our underground mining operations; drilling and related costs incurred that meet the definition of an asset (refer to note 7 for capitalization criteria for drilling and related costs), and qualifying development costs incurred at our petroleum and natural gas properties.

The costs of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where a mine operates several open pits that utilize common processing facilities, we capitalize the pre-stripping costs associated with each pit. The production phase of an open pit mine commences when saleable materials, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper in the associated open pit.

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, which could in some cases be greater than 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper contained in total accessible proven and probable reserves.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures which are either general in nature or related to an unsuccessful drilling program are written off. Only costs which relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs and amortized using the units-of-production method, whereby the denominator is the estimated recoverable amount of boe.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. In addition, if the cost of an asset acquired other than through a business combination is different from its tax basis on acquisition, the cost is adjusted to reflect the related future income tax consequences.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years. Depreciation of oil and gas plants and related facilities is calculated using the units-of-production method.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets. As at December 31, 2009, the carrying value of our capital leases is $62 million.

Exploration Properties and Development Projects

The amounts capitalized to exploration and development projects comprise the cost of mineral interests acquired either as individual asset purchases or as part of a business combination. The amount capitalized to development projects, having established proven and probable reserves, also includes the capitalization cost associated with developing and constructing the mine. The value of such assets is primarily driven by the nature and amount of mineralized material contained in such properties. Exploration and development stage mineral interests represent interests in properties that contain proven and probable reserves or are believed to potentially contain mineralized material consisting of (i) other mineralized material such as measured, indicated and inferred material within pits; (ii) other mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material greenfield exploration potential; and (iv) any acquired right to explore or extract a potential mineral deposit. Amounts capitalized to capital projects include costs associated with the construction of tangible assets, such as processing plants, permanent housing facilities and other tangible infrastructure associated with the project.

Exploration Properties, Capital Projects and VBPP

	Carrying	Carrying
	amount at	amount at
	Dec.31, 2009	Dec.31, 2008
Exploration projects and other land positions
PNG land positions	$187	$171
Other	22	26
VBPP at producing mines	423	516
Capital Projects(1)
Pascua-Lama	1,081	777
Pueblo Viejo	1,321	439
Sedibelo	9	123
Buzwagi	—	495
Punta Colorado Wind Farm	115	82
	$3,158	$2,629

(1)       The carrying amounts for the Cerro Casale, Donlin Creek, Reko Diq, and Kabanga projects are reflected in the carrying amounts of the equity investments through which they are owned. Refer to note 12.

Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to exploration properties and development projects prior to when production begins while exploration, development or construction activities are in progress. We also capitalize interest costs on the cost of certain equity method investments, wherein the only significant assets are exploration properties or capital projects, and while exploration, development or construction activities are in progress. For 2009, we capitalized $269 million of interest costs (2008: $222 million).

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2009 was a decrease of $70 million (2008: $57 million decrease; 2007: $26 million increase).

B         Amortization and Accretion

	2009	2008	2007
Amortization	$1,016	$912	$942
Accretion (note 22)	57	45	48
	$1,073	$957	$990

C         Impairment Evaluations

Producing Mines, Development Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property is included in a single group/reporting unit for impairment testing purposes. A potential impairment is identified if the sum of the reporting unit’s undiscounted cash flows is less than its carrying amount. When a potential long-lived asset impairment is identified, the amount of impairment is calculated by comparing its fair value to its carrying amount.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include buildings, plant and equipment, and capitalized reserve acquisition and development costs and VBPP. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

In fourth quarter 2009, we finalized our long-term life of mine (“LOM”) plans, and reviewed the LOM plans for our mines/projects/properties for indications of impairment. As a result we identified the long-lived assets of our Darlot, Kanowna and Plutonic gold mines in Australia as being potentially impaired with carrying amounts in excess of their undiscounted cash flows. Consequently, we compared their estimated fair values to their carrying amounts and recorded an impairment charge of $43 million at Plutonic and no impairments at Darlot or Kanowna (2008: Marigold $12 million and Osborne, included in discontinued operations $57 million).

Exploration Properties

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

In 2008, we completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa meeting the conditions for a 10% interest in the property. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In third quarter 2009, after conducting a thorough review of development alternatives to maximize the project’s potential, we decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. In fourth quarter 2009, as a result of Barrick’s decision to not develop the Sedibelo project, our partner’s right to purchase our 10% interest by reimbursing us for direct and proven costs of prospecting activities and compiling the BFS, was triggered. This 90 day right expires at the end of February 2010.

There is no active market for our investment in Sedibelo, and consequently, we used an income approach, being the net present value of expected future cash flows, to determine its fair value. Based on this approach, the fair value assigned to our 10% investment in Sedibelo and the related PP&E was $6 million, resulting in an impairment charge of $122 million. We took an additional impairment charge of $36 million which was primarily attributable to water rights related to the project that were classified in Intangible assets.

D         Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,018 million at December 31, 2009 for construction activities at our capital projects.

E         Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties and corporate locations including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds

	2009	2008	2007
Cost of sales	$18	$30	$16
Other income	26	2	—
Discontinued operations	—	—	21
	$44	$32	$37

16 > INTANGIBLE ASSETS

	2009			2008
For the years ended Dec. 31	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Water rights(1)	$40	$—	$40	$48	$—	$48
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	16	15	1	16	15	1
Supply agreement(4)	8	—	8	8	—	8
	$81	$15	$66	$89	$15	$74
Aggregate period amortization expense		$—			$5

For the years ended Dec. 31	2010	2011	2012	2013	2014
Estimated aggregate amortization expense	$1	$1	$1	$1	$1

(1)       Water rights in South America ($40 million) are subject to annual impairment testing and will be amortized when used in the future. In 2009, we increased our investment in water rights for our Sedibelo project by $26 million. We subsequently recorded an impairment charge for water rights related to Sedibelo ($34 million) in third quarter 2009 (note 15C).

(2)       The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.

(3)       Supply contracts are being amortized over the weighted average contract lives of 4-10 years, with no assumed residual value.

(4)       Primarily relates to a supply agreement with Yokohama Rubber Company to secure a supply of tires, which is being amortized evenly over the 120-month term of the agreement.

Accounting Policy for Intangible Assets

Intangible assets acquired as part of an acquisition of a business are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets.

Intangible assets are initially recorded at their estimated fair value. Intangible assets with a finite life are amortized over their useful economic lives on a straight line or units-of-production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable.

In third quarter 2009, after making a decision not to continue developing the Sedibleo project, we recorded an impairment charge of $34 million for water rights (2008: nil). No other indications of impairment were noted in 2009.

17 > GOODWILL

	Gold				Copper	Other
	North America	Australia	South America	Africa	South America	Barrick Energy	Total
Opening balance, January 1, 2007	$2,423	$1,781	$441	$373	$743	$—	$5,761
Additions(1)	—	34	—	—	—	—	34
Impairments(2)	(42)	—	—	—	—	—	(42)
Closing balance, December 31, 2007	$2,381	$1,815	$441	$373	$743	$—	$5,753
Additions(3)	23	—	—	—	—	96	119
Other(4)	—	—	—	—	—	(8)	(8)
Impairments(5)	(8)	(272)	—	(216)	—	(88)	(584)
Closing balance, December 31, 2008	$2,396	$1,543	$441	$157	$743	$—	$5,280
Other(6)	(20)	—	—	—	—	—	(20)
Impairments(7)	—	(63)	—	—	—	—	(63)
Closing balance, December 31, 2009	$2,376	$1,480	$441	$157	$743	$—	$5,197

(1)       Represents goodwill acquired as a result of the acquisition of an additional 20% interest in Porgera.

(2)       Impairment charges recorded in 2007 related to Golden Sunlight ($35 million) and Eskay Creek ($7 million).

(3)       Represents goodwill acquired as a result of the acquisitions of an additional 40% interest in Cortez ($20 million), an additional 40% interest in Storm ($3 million) and Barrick Energy ($96 million) (note 3).

(4)       Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C$ to US$.

(5)       Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million), and Marigold ($8 million).

(6)       Represents a reduction of goodwill as a result of the acquisition of an additional 50% interest in the Hemlo mine (note 3F).

(7)       Impairment charge recorded in 2009 related to Plutonic ($63 million)

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value. We do not allocate goodwill to exploration properties or development projects as they do not have the inputs and processes applied to those inputs to have the ability to create outputs, and therefore do not meet the definition of a business or a reporting unit.

Each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the net present value of expected future cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flows reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our long-term life of mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets.

Projected future revenues also reflect our estimated long-term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers and forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long-term metals prices. In 2009, we have used estimated 2010 and long-term gold prices of $1,050 and $950 per ounce, respectively (2008: $850), and estimated 2010 and long-term copper prices of $2.50 and $2.25 per pound, respectively (2008: $1.50 and $2.00).

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both direct and indirect, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel (2008: $75), which is based on the spot price, forward pricing curve, and long- term oil price forecasts prepared by analysts.

The discount rate applied to present value the net future cash flows is based upon our real weighted average cost of capital with an appropriate adjustment for the remaining life of a mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads for the period. In 2009, we used the following real discount rates for our gold mines: United States 3.03% - 4.61% (2008: 2.68% - 4.03%); Canada 3.15% (2008: 3.29%); Australia 3.53% -4.45% (2008: 3.66% - 4.29%); Argentina 12.52% (2008: 13.74%); Tanzania 8.79% -10.37% (2008: 8.77% -9.84%); Papua New Guinea 8.46% (2008: 9.84%); and Peru 4.87% - 5.78% (2008: 6.33% - 6.96%). For our copper mines, we used the following real discount rates in 2009: Australia 7.09% (2008: 6.95%); and Chile 8.82% (2008: 8.83%). The increase in discount rates in North America, Australia and Africa compared to the prior year primarily reflects higher risk premiums over the risk free borrowing rate. The decrease in discount rates in South America and Papua New Guinea compared to the prior year primarily reflects lower country risk premiums due to declining credit spreads.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine. For each reporting unit, the selection of an appropriate NAV multiple to apply considers the change in our total Enterprise value from December 31, 2008 and compares this to companies within each region.

When selecting NAV multiples to arrive at fair value, we considered trading prices of comparable gold mining companies on October 1, 2009. The selected ranges of multiples for all operating gold mines were also based on mine life. The range of selected multiples in respect of operating gold mines with lives of five years or less were based on the lower end of the observed multiples. Mines with lives greater than five years were generally based on median and/or average observation. Mines with lives of twenty years or greater were based on a 20% increase on the median and/or average observations. In 2009, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.2 - 2.2 (2008:1.0 - 2.1); Australia 1.3 -1.8 (2008:1.0 -1.6); South America 1.1 -1.6 (2008:1.0 -1.4); and Africa 1.2 - 2.0 (2008:1.0 -1.6).

In 2009, we recorded a goodwill impairment charge of $63 million at our Plutonic gold mine in Australia, primarily as a result of a significant reduction in their proven and probable reserves and its short remaining mine life (2008: Kanowna $272 million; North Mara $216 million; Osborne, included in discontinued operations $64 million; Henty, included in discontinued operations $30 million; Marigold $8 million; and Barrick Energy $88 million).

In second quarter 2009, we acquired the remaining 50% interest in our Hemlo mine, which resulted in a $20 million reduction of goodwill (note 3F).

18 > OTHER ASSETS

At Dec. 31	2009	2008
Non-current ore in stockpiles (note 13)	$796	$688
Derivative assets (note 20E)	290	15
Goods and services taxes recoverable(1)	124	117
Debt issue costs	42	29
Unamortized share-based compensation (note 28B)	67	84
Notes receivable	94	96
Deposits receivable	11	45
Other	107	59
	$1,531	$1,133

(1)       2009 includes $94 million and $30 million in VAT and fuel tax receivables in South America and Africa, respectively (2008: $68 million and $49 million, respectively).

Debt Issue Costs

In 2009, $10 million and $6 million of debt issue costs arose on the debenture issuances of $1.25 billion and $750 million, respectively.

In 2008, an addition of $11 million of debt issue costs arose on the issuance of $1,250 million in debentures.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20B).

19 > OTHER CURRENT LIABILITIES

At Dec. 31	2009	2008
Asset retirement obligations (note 22)	$85	$93
Derivative liabilities (note 20E)	180	440
Post-retirement benefits (note 29)	16	10
Income taxes payable (note 9)	94	48
Restricted stock units (note 28B)	33	—
Other	67	36
	$475	$627

20 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable - note 14; investments - note 12; restricted share units - note 28B.

A         Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

At Dec. 31	2009	2008
Cash deposits	$509	$482
Term deposits	298	160
Treasury bills	125	185
Money market investments	1,632	610
	$2,564	$1,437

B         Long-Term Debt(1)

	2009					2008					2007
	At Dec.31	Proceeds	Repay- ments	Amortiz- ation(2)	Currency Translation and Other	At Dec.31	Proceeds	Repay- ments	Amorti- zation(2)	Assumed on acquisition of Barrick Energy	At Dec.31	Proceeds	Repay- ments	Amorti- zation(2)	At Jan. 1
Fixed rate notes	$3,214	$1,964	$—	$—	$—	$1,250	$1,250	$—	$—	$—	$—	$—	$—	$—	$—
5.80%/4.875% notes(3)	748	—	—	(1)	—	747		—	(2)	—	745	—		—	745
Copper-linked notes	—	—	190	—		190	—	325	—	—	515		393	—	908
US dollar notes	996	190	—	(1)	—	805	325		—	—	480	393	—	—	87
Convertible senior debentures	285	—	—	4	—	289	—	—	4	—	293	—	—	3	296
Project financing	62	—	53	—	—	115	—	99	—	—	214	—	91	—	305
Capital leases	62	22	25	—	(5)	70	6	21	—	—	85	15	24	—	94
Other debt
Obligations(4)	968	—	16	4	11	977	152	150	5	57	923		101	—	1,024
7.50% debentures(5)	—	—	—	—	—	—	—	—	—	—		—	500	—	498
First credit facility(6)	—	—	—	—	—	—	990	990	—	—	—	—	—	—	—
	6,335	2,176	284	6	6	4,443	2,723	1,585	7	57	3,255	408	1,109	3	3,957
Less: current portion(7)	(54)	—	—	—	—	(93)	—	—	—	—	(102)	—		—	(713)
	$6,281	$2,176	$284	$6	$6	$4,350	$2,723	$1,585	$7	$57	$3,153	$408	$1,109	$3	$3,244
Short-term debt
Demand financing facility	—	—	113	—	—	113	—	18	—	—	131	—	19	—	150
	$—	$—	$113	$—	$—	$113	$—	$18	$—	$—	$131	$—	$19	$—	$150

(1)                     The agreements that govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

(2)                     Amortization of debt premium/discount.

(3)                     During third quarter 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.

(4)                     The obligations have an aggregate amount of $968 million, of which $163 million is subject to floating interest rates and $805 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2010 and 2035.

(5)                     During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.

(6)                     We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

(7)                     The current portion of long-term debt consists of capital leases ($24 million) and project financing ($30 million).

Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30 year notes with a coupon rate of 5.95%, and $400 million of 10 year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges and some of the Floating Contracts. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1,250 million of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”).

The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

We used these proceeds to repay the $990 million we drew down in first quarter 2008, which was used to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1 billion of Copper-Linked Notes. During the first three years, the full $1 billion obligation of these notes was to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2009, all of the required copper had been delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we reborrowed $1 billion. As the copper-linked equivalent was repaid, the fixed US dollar obligation increased ($190 million during the year). The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20C). $400 million of US dollar notes with a coupon of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon of 6.35% mature in 2036.

Convertible Senior Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate amount of $285 million outstanding as at the end of 2009. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2009, the conversion rate per each $1,000 principal amount of Securities was 40.6849 common shares and the effective conversion price was $24.58 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2009. During the period January 1, 2009 to December 31, 2009, $40 thousand principal amount of Securities was converted for 1,619 common shares of Barrick. If all the Securities had been converted and settlement occurred on December 31, 2009, we would have issued approximately 9.3 million common shares with an aggregate fair value of approximately $368.4 million based on our closing share price on December 31, 2009. The Securities are also convertible from January 1, 2010 through March 31, 2010.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Project Financing

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina, had a limited recourse amortizing loan of $62 million outstanding at December 31, 2009, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. Pursuant to the terms of the loan, completion, as defined in the loan agreement, must be achieved prior to December 31, 2009. An extension was granted until March 31,2010 to amend the loan documentation, with an expectation that the completion deadline would be postponed until December 31,2010. The loan is insured for political risks by branches of the Canadian and German governments.

Demand Financing Facility

We had a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum.

In second quarter 2009, we repaid the remaining $113 million drawn and terminated the facility. An equal amount required to be placed on deposit that was included in restricted cash has been released.

Interest

	For the years ended Dec. 31
	2009		2008		2007
	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate(1)	cost	Rate(1)	cost	Rate(1)
Fixed rate notes	$142	6.4%	$26	7.0%	$—	—
5.80%/4.875% notes	44	5.8%	42	5.7%	41	5.6%
Copper-linked notes/US dollar notes	62	6.2%	62	6.2%	63	6.2%
Convertible senior debentures	3	0.8%	4	1.5%	2	0.8%
Project financing	8	8.2%	19	11.0%	26	9.1%
Capital leases	2	5.6%	4	5.0%	6	7.7%
Other debt obligations	49	5.1%	50	5.3%	60	6.1%
7.50% debentures	—	—	—	—	16	9.9%
Deposit on silver sale agreement (notes 6 and 23)	6	9.5%	—	—	—	—
First credit facility	—	—	17	3.3%	1	—
Demand financing facility	5	8.7%	11	8.9%	13	8.9%
Other interest	5		8		9
	326		243		237
Less: interest capitalized	(269)		(222)		(124)
	$57		$21		$113
Cash interest paid	$311		$213		$236
Amortization of debt issue costs	6		7		9
Amortization of premium/discount	(6)		(7)		(3)
Losses on interest rate hedges	3		1		4
Increase (decrease) in interest accruals	12		29		(9)
Interest cost	$326		$243		$237

(1)                     The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments

	2010	2011	2012	2013	2014 and thereafter
Fixed rate notes	$—	$—	$—	$500	$2,750
5.80%/4.875% notes	—	—	—	—	750
Project financing	30	10	22	—	—
US dollar notes	—	—	—	—	1,000
Other debt obligations	—	—	117	65	728
Convertible senior debentures	—	—	—	—	230
	$30	$10	$139	$565	$5,458
Minimum annual payments under capital leases	$24	$14	$10	$9	$5

C         Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, copper, oil and natural gas
• Cost of sales
• Consumption of diesel fuel, propane, natural gas, and electricity	• Prices of diesel fuel, propane, natural gas, and electricity
• Non-US dollar expenditures	• Currency exchange rates - US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• By-product credits	• Prices of silver and copper
• Corporate and regional administration, exploration and business development costs	• Currency exchange rates - US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates - US dollar versus A$, ARS, C$, CLP, EUR and PGK
• Consumption of steel	• Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate debt	• US dollar interest rates

The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

D         Other Use of Derivative Instruments

We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.

During the year, we wrote $500 million net USD pay-fixed swaptions. Changes in the fair value of the swaptions and the premiums earned were recognized in current period earnings through interest expense. For the year, we recognized a gain on premiums of $3 million in current period earnings. There were no swaptions outstanding at December 31, 2009.

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During 2009, we wrote gold put and call options with an average outstanding notional volume of 0.3 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the year with an average outstanding notional of 0.1 million ounces. During the year, we wrote copper put and call options averaging 0.5 and 5 million pounds, respectively, and purchased other net long copper positions averaging 9 million pounds.

As a result of these activities, we recorded realized gains in revenue of $56 million on gold contracts and realized losses of $2 million on copper contracts in 2009. There are no outstanding gold or copper positions at December 31, 2009.

E         Summary of Derivatives at December 31, 2009

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount			Fair
	Within 1	2 to 3	4 to 5		Cash flow	Fair value	Non-	value
	year	years	years	Total	hedge	hedge	Hedge	(USD)
US dollar interest rate contracts
Net receive-fixed swap positions (millions)	$(75)	$—	$100	$25	$—	$—	$25	$(6)
Currency contracts
A$: US$ contracts (A$ millions)	1,426	2,286	750	4,462	4,459	—	3	$348
C$: US$ contracts (C$ millions)	381	27	—	408	408	—	—	12
CLP: US$ contracts (CLP millions)(1)	96,240	60,000	—	156,240	36,240	—	120,000	10
EUR: US$ contracts (EUR millions)	23	19	—	42	42	—	—	1
PGK: US$ contracts (PGK millions)	76	—	—	76	76	—	—	—

Commodity contracts
Copper collar sell contracts (millions of pounds)	282	—	—	282	203	—	79	$(42)
Copper net sold call contracts (millions of pounds)	79	—	—	79	—	—	79	(13)
Diesel contracts (thousands of barrels)(2)	2,355	1,366	440	4,161	4,161	—	—	(7)
Propane contracts (millions of gallons)	12	—	—	12	12	—	—	2
Natural gas contracts (thousands of gigajoules)	805	—	—	805	805	—	—	—
Electricity contracts (thousands of megawatt hours)	31	22	—	53	—	—	53	—

(1)       Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.

(2)       Diesel commodity contracts represent a combination of WTI and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Dec. 31, 2009		At Dec. 31, 2008		At Dec. 31, 2009		At Dec. 31, 2008
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Currency contracts	Other assets	$374	Other assets	$22	Other liabilities	$9	Other liabilities	$526
Commodity contracts	Other assets	53	Other assets	402	Other liabilities	131	Other liabilities	205
Total derivatives classified as hedging instruments		$427		$424		$140		$731
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	Other assets	$—	Other liabilities	$7	Other liabilities	$8
Currency contracts	Other assets	15	Other assets	4	Other liabilities	9	Other liabilities	1
Commodity contracts	Other assets	61	Other assets	404	Other liabilities	43	Other liabilities	135
Total derivatives not designated as hedging instruments		$77		$408		$59		$144
Total derivatives		$504		$832		$199		$875

US Dollar Interest Rate Contracts

Non-hedge Contracts

We have a $75 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense. We also have a $100 million US dollar receive-fixed interest rate swap outstanding that is used to economically hedge US dollar interest rate risk on our outstanding cash balance.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$1,407 million, C$462 million, EUR 73 million, PGK160 million, and CLP 37,656 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the year. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.

Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$193 million, A$110 million, and CLP 12,000 million of collar contracts, we have concluded that the hedges are 100% effective because the critical terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.

Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$29 million, A$55 million and EUR 42 million hedge, effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.

Non-hedge Contracts

We concluded that CLP 120,000 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. Changes in the fair value of the non-hedge CLP contracts are recorded in current period project expense. In 2009, we recorded an unrealized loss of $4 million on the outstanding collar contracts. Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Diesel/Propane/Electricity/NaturalGas

Cash Flow Hedges

During the year, we entered into 734 thousand barrels of WTI/ULSD crack spread swaps, 762 thousand barrels of MOPS forwards, 199 thousand barrels of WTB forwards, 199 thousand barrels of JET forwards, and 12 million gallons of propane designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. We also entered into 867 thousand gigajoules of natural gas contracts that are used to mitigate the risk of price changes on natural gas sales at Barrick Energy. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.

On April 1, 2009, we entered into a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the ULSD index. We have continued to hedge our exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between ULSD and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing will continue to be assessed using the hypothetical derivative method.

Non-hedge Contracts

Non-hedge electricity contracts of 53 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.

Copper

Cash Flow Hedges

Copper collar contracts totaling 200 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $2.25/lb and $3.53/lb, respectively. We also have copper collar contracts of 3 million pounds that have been designated as hedges against copper concentrate sales at our Osborne mine. The contracts contain purchased put and sold call options with average strike prices of $2.49/lb and $3.79/lb, respectively.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. For collars designated against copper concentrate production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing month-by-month changes in fair value of both the actual hedging derivative and a hypothetical derivative (derived from the price of concentrate) caused by actual historical changes in commodity prices over the last three years. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Non-hedge Contracts

During 2009, we de-designated collar sell contracts for 79 million pounds and crystallized $31 million of losses in OCI, of which $30 million remains at year-end. These hedges were originally designated against future copper production at our Zaldívar mine. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collars as non-hedge contracts. At December 31, 2009, we had 79 million pounds of collar sell contracts outstanding. The contracts contain purchased put and sold call options with an average strike of $2.00/lb and $3.00/lb, respectively.

During 2009, we purchased 79 million call options at an average strike of $2.99/lb and sold 158 million call options at an average strike of $3.74/lb for a net premium of $8 million. Premiums paid have been recorded as a reduction of current period revenue. The options mature evenly throughout 2010.

These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.

Non-hedge Gains (Losses)

For the years ended Dec. 31	2009	2008	2007	Income statement classification
Risk Management Activities
Commodity contracts
Copper	(53)	73	48	Revenue
Fuel	1	(30)	7	Cost of sales
Steel	—	(3)	—	Project expense
Currency contracts	(4)	(8)	(7)	Cost of sales/corporate administration/other income/expense/ income tax expense
Interest rate contracts	(7)	(4)	(2)	Interest income/expense
Share purchase warrants	—	—	(1)	Other income/expense
	(63)	28	45

Other Use of Derivative Instruments
Commodity contracts
Gold	56	19	(8)	Revenue
Copper	(2)	—	—	Revenue
Interest rate contracts	3	—	—	Interest income/expense
	57	19	(8)
Other Gains (Losses)
Embedded derivatives(1)	1	(3)	(4)	Revenue
Hedge ineffectiveness	(3)	(6)	4	Cost of sales/revenue/other income
Amounts excluded from effectiveness test	—	—	—
Share purchase warrants	—	—	(1)	Other income/expense
	$(2)	$(9)	$(1)

(1)                     Includes embedded derivatives on gold concentrate sales.

Derivative Assets and Liabilities

	2009	2008
At Jan. 1	$(43)	$389
Derivatives cash (inflow) outflow
Operating activities	(328)	(147)
Financing activities	10	23
Change in fair value of:
Non-hedge derivatives	(39)	(7)
Cash flow hedges
Effective portion	708	(295)
Ineffective portion	(3)	(6)
At Dec. 31	$305	$(43)
Classification:
Other current assets	$214	$817
Other assets	290	15
Other current liabilities	(180)	(440)
Other long-term obligations	(19)	(435)
	$305	$(43)

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges				Interest rate hedges
				Operating	Administration	Capital		Cash	Long-term
	Gold/Silver	Copper	Fuel	costs	costs	expenditures		balances	debt	Total
At Jan. 1, 2007	$17	$57	$21	$155	$14	$39		$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)		—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5	)(1)	3	1	(185)
At Dec. 31, 2007	$15	$14	$79	$238	$27	$(1)		$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	582	(215)	(610)	(46)	5		—	(17)	(301)
Transfers to earnings:
On recording hedged items in earnings	(2)	(112)	(33)	(106)	(11)	(4)		—	1	(267)
At Dec. 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—		$—	$(33)	$(213)
Effective portion of change in fair value of hedging instruments	—	(273)	68	820	42	48		—	—	705
Transfers to earnings:
On recording hedged items in earnings	(10)	(283)	95	(22)	7	(3)		—	3	(213)
Hedge ineffectiveness due to changes in original forecasted transaction	—	—	2	(5)	—	—		—	—	(3)
At Dec. 31, 2009	$3	$(72)	$(4)	$315	$19	$45		$—	$(30)	$276

	Gold	Copper	Cost of	Cost of				Interest	Interest
	sales	sales	sales	sales	Administration	Amortization		income	expense
Hedge gains/losses classified within
Portion of hedge gain (loss) expected to affect 2010 earnings(2)	$2	$(72)	$(27)	$98	$14	$—		$—	$(3)	$12

(1)	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
(2)	Based on the fair value of hedge contracts at December 31,2009.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging	Amount of Gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income	Amount of gain (loss) transferred from OCI into income (Effective portion)		Location of gain (loss) recognized in income (Ineffective portion and amount excluded from effectiveness	Amount of gain (loss) recognized in income (Ineffective portion and amount excluded from effectiveness testing)
relationships	2009	2008	(Effective portion)	2009	2008	testing)	2009	2008
Interest rate contracts	$—	$(17)	Interest income/expense	$(3)	$(1)	Interest income/expense	$—	$—
Foreign exchange contracts	910	(651)	Cost of sales/corporate administration/amortization	21	121	Cost of sales/corporate administration	2	—
Commodity contracts	(205)	367	Revenue/cost of sales	198	147	Revenue/cost of sales	(2)	(6)
Total	$705	$(301)		$216	$267		$—	$(6)

F         Credit Risk

The fair value of derivative contracts is adjusted for credit risk based on observed credit default swap spreads. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values by counterparty.

For derivatives in a net asset position, credit risk is measured using credit default swap spreads for each particular counterparty, as appropriate. For derivatives in a net liability position, credit risk is measured using Barrick’s credit default swap spreads. We mitigate credit risk on derivatives in a net asset position by:

•        entering into derivatives with high credit-quality counterparties (investment grade);

•        limiting the amount of exposure to each counterparty; and

•        monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

	S&P Credit rating
At Dec. 31, 2009	AA-or higher	A-or higher	BBB or lower	Not rated	Total
Cash and equivalents(1)	$1,940	$585	$20	$19	$2,564
Derivatives(2)	177	195	—	—	372
Accounts receivable	—	18	48	185	251
	$2,117	$798	$68	$204	$3,187
Number of counterparties	15	22	16
Largest counterparty (%)	19%	49%	25%

Concentrations of Credit Risk

At Dec. 31, 2009	United States	Other Investment Grade Countries(3)	Other International	Total
Cash and equivalents(1)	$2,354	$162	$48	$2,564
Derivatives(2)	61	99	212	372
Accounts receivable	20	87	144	251
	$2,435	$348	$404	$3,187

(1)	Based on where the parent entity of the counterparties we transact with is domiciled.
(2)	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.
(3)	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by SSP.

G         Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

H         Settlement Obligation to Close Out Gold Sales Contracts

In September 2009, we announced a plan to eliminate our “Gold Hedges” and a significant portion of our “Floating Contracts”.

Our “Gold Hedges” were fixed price contracts which did not participate in gold price movements. At the time we announced the plan to eliminate them, our Gold Hedges totaled 3.0 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $993 per ounce) of negative $1.9 billion.

Our “Floating Contracts” are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled. At the time we announced the plan to eliminate a significant portion of our Floating Contracts, they had a MTM position of negative $3.7 billion. This liability does not change with gold prices and is therefore economically similar to a fixed US dollar obligation. No activity in the gold market is required to settle the Floating Contracts and we fully participate in any subsequent increase in the price of gold. As at December 31,2009, the obligation relating to the Floating Contracts has been reduced to $0.6 billion. The obligation related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 2% - 3%. Any further reductions in the obligation related to the Floating Contracts will be subject to the same capital allocation process as our other liabilities.

21 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A         Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at December 31, 2009

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash equivalents	$2,055	$—	$—	$2,055
Available-for-sale securities	61	—	—	61
Receivables from provisional copper and gold sales	—	118	—	118
Derivative Instruments	—	305	—	305
Settlement obligation to close out gold sales contracts	—	(647)	—	(647)
	$2,116	$(224)	$—	$1,892

B         Fair Values of Financial Instruments

	2009		2008
	Carrying	Estimated	Carrying	Estimated
At Dec. 31	amount	fair value	amount	fair value
Financial assets
Cash and equivalents(1)	$2,564	$2,564	$1,437	$1,437
Accounts receivable(1)	251	251	197	197
Available-for-sale securities(2)	61	61	31	31
Derivative assets	504	504	832	832
	$3,380	$3,380	$2,497	$2,497
Financial liabilities
Accounts payable(1)	$1,221	$1,221	$953	$953
Long-term debt(3)	6,335	6,723	4,556	3,620
Derivative liabilities	199	199	875	875
Settlement obligation to close out gold sales contracts	647	647	—	—
Restricted share units(4)	124	124	120	120
Deferred share units(4)	6	6	5	5
	$8,532	$8,920	$6,509	$5,573

(1)	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
(2)	Recorded at fair value. Quoted market prices are used to determine fair value.
(3)

Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

(4)	Recorded at fair value based on our period-end closing market share price.

C                          Assets Measured at Fair Value on a Non-recurring

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Property, plant and equipment(1)	$—	$—	$125	$125
Intangible assets(2)	—	—	—	—
Goodwill(3)	$—	$—	$25	$25

(1)

Property plant and equipment with a carrying amount of $290 million were written down to their fair value of $125 million, resulting in an impairment of $165 million, which was included in earnings this period. Refer to note 15.

(2)

Intangible assets with a carrying amount of $34 million were written down to their fair value of nil, resulting in an impairment of $34 million, which was included in earnings this period. Refer to note 16.

(3)

Goodwill with a carrying amount of $88 million was written down to its fair value of $25 million, resulting in an impairment of $63 million, which was included in earnings this period. Refer to note 17.

D         Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair values of all our derivative contracts include an adjustment for credit risk. For counterparties in a net asset position credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Cold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

Property Plant and Equipment, Intangible Assets and Goodwill

The fair value of property plant and equipment and intangible assets is determined primarily using an income approach based on unobservable cash flows and, as a result, are classified within Level 3 of the fair value hierarchy. Refer to notes 15, 16, and 17.

22 > ASSET RETIREMENT OBLIGATIONS

Asset Retirement Obligations (AROs)

	2009	2008
At Jan. 1	$1,036	$932
AROs acquired during the year	30	37
AROs arising in the year	119	56
Impact of revisions to expected cash flows
Recorded in earnings	10	9
Settlements
Cash payments	(39)	(38)
Settlement gains	(6)	(5)
Accretion	57	45
At Dec. 31	1,207	1,036
Current portion (note 19)	(85)	(93)
	$1,122	$943

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2009, charges of $10 million were recorded for changes in cost estimates for AROs at closed mines and at Barrick Energy (2008: $9 million; 2007: $6 million).

At Dec. 31	2009	2008
Operating mines
ARO increase(1)	$119	$56
ARO decrease(2)	(1)	(3)
Closed mines
ARO increase(3)	8	9
Barrick Energy
ARO increase	2	—

(1)	These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
(2)	Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.
(3)	For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an

ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, development projects and closed mines, accretion is recorded in amortization and accretion. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs are expensed as incurred (see note 8A).

23 > OTHER NON-CURRENT LIABILITIES

At Dec. 31	2009	2008
Deposit on silver sale agreement (note 6)	$196	$—
Pension benefits (note 29C)	96	113
Other post-retirement benefits (note 29E)	26	29
Derivative liabilities (note 20E)	19	435
Restricted share units (note 28B)	91	120
Other	70	81
	$498	$778

24 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of Deferred Income Tax Assets and Liabilities

At Dec.31	2009	2008
Deferred tax assets
Tax loss carry forwards	$659	$657
Alternative minimum tax (“AMT”) credits	287	251
Asset retirement obligations	413	366
Property, plant and equipment	268	232
Post-retirement benefit obligations	16	32
Derivative instruments	—	90
Accrued interest payable	108	70
Other	—	3
	1,751	1,701
Valuation allowances	(481)	(318)
	1,270	1,383
Deferred tax liabilities
Property, plant and equipment	(1,328)	(1,102)
Derivative instruments	(81)	—
Inventory	(70)	(162)
Other	(26)	(4)
	$(235)	$115
Classification:
Non-current assets	949	869
Non-current liabilities	(1,184)	(754)
	$(235)	$115

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	‘10	‘11	‘12	‘13	‘14+	date	Total
Tax losses(1)
Canada	$9	$—	$2	$—	$1,530	$—	$1,541
Barbados	—	—	—	—	6,933	—	6,933
Chile	—	—	—	—	—	369	369
Tanzania	—	—	—	—	—	101	101
U.S.	—	—	—	—	219	—	219
Other	—	1	3	—	12	98	114
	$9	$1	$5	$—	$8,694	$568	$9,277
AMT credits(2)	$—	$—	$—	$—	$—	$287	$287

(1)	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2009.
(2)	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Net Deferred Tax Assets

	2009	2008
Gross deferred tax assets
Canada	$366	$384
Chile	44	41
Argentina	119	61
Australia	109	171
Tanzania	122	199
United States	542	289
Barbados	69	10
Other	59	32
	1,430	1,187
Valuation allowances
Canada	(45)	(50)
Chile	(22)	(23)
Argentina	(119)	(61)
Australia	(11)	(9)
Tanzania	(30)	(30)
United States	(136)	(123)
Barbados	(69)	(10)
Other	(49)	(12)
	$(481)	$(318)
Net	$949	$869

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

•   Historic and expected future levels of taxable income;

•   Tax plans that affect whether tax assets can be realized; and

•   The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $321 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $92 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $136 million has been set up against deferred tax assets in the United States at December 31, 2009. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT taxpayer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

Source of Changes in Deferred Tax Balances

For the years ended Dec.31	2009	2008	2007
Temporary differences
Property, plant and equipment	$(279)	$(3)	$24
Asset retirement obligations	47	24	39
Tax loss carry forwards	2	(72)	(69)
Derivatives	(171)	212	(113)
Other	8	(2)	9
	$(393)	$159	$(110)
Net currency translation gains/losses) on deferred tax balances	40	(98)	76
Canadian tax rate changes	(59)	—	(64)
Canadian functional currency election	70	—	—
Release of end of year Tanzanian valuation allowances	—	—	156
Release of other valuation allowances	—	175	88
	$(342)	$236	$146
Intraperiod allocation to:
Income (loss) from continuing operations before income taxes	$(107)	$41	$202
Income (loss) from discontinued operations	(41)	4	(28)
Porgera mine acquisition	—	—	20
Acquisition of Hemlo	(56)	—	—
Share issue costs	40	—	—
Cortez acquisition (note 3H)	—	11	—
Barrick Energy Inc. acquisition (note 3G)	—	(22)	—
Kainantu acquisition	—	(19)	—
Other acquisition	—	2	—
OCI (note 26)	(178)	219	(48)
Other	(8)	(2)	5
	$(350)	$234	$151

Unrecognized Tax Benefits

	2009	2008
Balance at January 1	$46	$15
Additions based on tax positions related to the current year	—	2
Additions for tax positions of prior years	38	40
Reductions for tax positions of prior years	—	—
Settlements	(17)	(11)
Balance at December 31(1),(2)	$67	$46

(1)	If recognized, the total amount of $67 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.
(2)	Includes interest and penalties of $1 million.

We anticipate the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $5 million to $7 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination

Canada	2005-2009
United States	2006, 2007, 2009
Peru	2005-2009
Chile(1)	2006-2009
Argentina	2004-2009
Australia	All years open
Papua New Guinea	2004-2009
Tanzania	All years open

(1)	In addition, operating loss carry forwards from earlier periods are still open for examination.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $51 million of tax, plus interest and penalties of $182 million updated as of December 31, 2009. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

25 > CAPITAL STOCK

A         Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 984,327,816 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

Common Share Offering

On September 23, 2009, we issued 109 million common shares of Barrick at a price of $36.95 per share, for net proceeds of $3,885 million.

In 2009, we declared and paid dividends in US dollars totaling $0.40 per share ($369 million) (2008: $0.40 per share, $349 million; 2007: $0.30 per share, $261 million).

B         Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.

26 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	2009	2008	2007
Accumulated OCI at Jan. 1
Cash flow hedge gains (losses), net of tax of $89, $105, $60,	$(124)	$250	$223
Investments, net of tax of $nil, $4, $7	(2)	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil	(197)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $4	(33)	7	(7)
	$(356)	$151	$119
Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	705	(301)	257
Changes in fair value of investments	34	(52)	58
Currency translation adjustments(1)	56	(54)	—
Pension plan and other post-retirement benefit adjustments (note 29C):
Net actuarial gain (loss)	15	(62)	19
Transition obligation (asset)	—	1	1
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings on recording hedged items in earnings	(216)	(267)	(185)
Investments:
Other than temporary impairment charges	1	26	1
Gains realized on sale	(6)	(17)	(71)
Other comprehensive income (loss), before tax	589	(726)	80
Income tax recovery (expense) related to OCI	(178)	219	(48)
Other comprehensive income (loss), net of tax	$411	$(507)	$32
Accumulated OCI at Dec. 31
Cash flow hedge gains (losses), net of tax of $81, $89, $105	195	(124)	250
Investments, net of tax of $3, $nil, $4	24	(2)	37
Currency translation adjustments, net of tax of $nil, $nil, $nil	(141)	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $2	(23)	(33)	7
	$55	$(356)	$151

(1)	Represents currency translation adjustments for Barrick Energy.

27 > NON-CONTROLLING INTERESTS

	Pueblo Viejo project	Tulawaka mine	Other(1)	Total
At January 1, 2007	$55	$1	$—	$56
Share of income (loss)	(30)	16	—	(14)
Cash contributed	35	—	—	35
Increase in non-controlling interest	—	—	5	5
At December 31, 2007	$60	$17	$5	$82
Share of income (loss)	(26)	38	—	12
Cash contributed (withdrawn)	120	(30)	—	90
Decrease in non-controlling interest	—	—	(2)	(2)
At December 31, 2008	$154	$25	$3	$182
Share of income (loss)	1	5	—	6
Cash contributed (withdrawn)	307	(8)	—	299
Decrease in non-controlling interest	—	—	(3)	(3)
At December 31, 2009	$462	$22	$—	$484

(1)

Represents non-controlling interest in Arizona Star and Minera Sierra Mariposa. In 2007, Barrick acquired 94% of the common shares of Arizona Star and in 2008, the remaining common shares were acquired. In 2008, Barrick acquired 76.3% of the common shares of Minera Sierra Mariposa and in 2009, these common shares were sold.

28 > STOCK-BASED COMPENSATION

A         Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2009, 6.9 million (2008: 7.4 million; 2007:10 million) common shares, in addition to those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $27 million in 2009 (2008: $25 million; 2007: $25 million), and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2009 by $0.03 per share (2008: $0.03 per share; 2007: $0.03 per share).

Total intrinsic value relating to options exercised in 2009 was $38 million (2008: $61 million; 2007: $58 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2009		2008		2007
	Shares	Average price	Shares	Average price	Shares	Average price
C$ options
At Jan. 1	4.8	$27	7.1	$27	11.9	$28
Exercised	(1.4)	26	(2.1)	28	(3.9)	28
Forfeited	—	—	—	—	(0.1)	29
Cancelled/expired	(0.1)	23	(0.2)	28	(0.8)	35
At Dec .31	3.3	$27	4.8	$27	7.1	$27
US$ options
At Jan.1	8.9	$28	7.0	$28	7.7	$25
Granted	1.6	41	2.8	34	1.4	40
Exercised	(1.3)	24	(0.8)	24	(1.7)	23
Forfeited	(0.1)	35	(0.1)	31	(0.3)	25
Cancelled/expired	—	—	—	—	(0.1)	22
At Dec. 31	9.1	$33	8.9	$28	7.0	$28

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value(1) ($ millions)	Shares	Average price	Intrinsic value(1) ($ millions)
C$ options
$ 22 - $ 27	1.8	$24	2	$31	1.8	$24	$31
$ 28 - $ 31	1.5	30	4	18	1.5	30	18
	3.3	$27	3	$49	3.3	$27	$49
US$ options
$ 9 - $ 19	0.1	$13	3	$3	0.1	$13	$3
$ 20 - $ 27	3.9	25	4	55	2.6	25	39
$ 28 - $ 32	1.1	30	6	10	0.8	30	7
$ 33 - $ 42	4.0	41	5	(8)	0.9	42	—
	9.1	$33	4	$60	4.4	$29	$49

(1)                     Based on the closing market share price on Dec. 31, 2009 of C$41.46 and US$39.38.

Option Information

For the years ended Dec. 31
(per share and per option amounts in dollars)	2009	2008	2007
Valuation assumptions	Lattice (1),(2)	Lattice (1),(2)	Lattice (1),(2)
Expected term (years)	5.0-5.1	4.5-5.2	4.5-5
Expected volatility(2)	35%-60%	30%-70%	30%-38%
Weighted average expected volatility(2)	51%	43%	36.6%
Expected dividend yield	1%-1.1%	0.7%-1.5%	0.7%-0.9%
Risk-free interest rate(2)	0.16%-3.44%	0.25%-5.1%	3.2%-5.1%

Options granted (in millions)	1.6	2.8	1.4
Weighted average fair value per option	$12.92	$12.07	$12.91

(1)                     Different assumptions were used for the multiple stock option grants during the year.

(2)                     The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2009, there was $58 million (2008: $42 million; 2007: $33 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2008: two years; 2007: two years).

B         Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two and a half or three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2009, the weighted average remaining contractual life of RSUs was 1.64 years.

Compensation expense for RSUs was $40 million in 2009 (2008: $33 million; 2007: $16 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2009 there was $74 million of total unamortized compensation cost relating to unvested RSUs (2008: $84 million; 2007: $75 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

	DSUs	Fair value	RSUs	Fair value
	(thousands)	(millions)	(thousands)	(millions)
At Jan. 1, 2007	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0
At Dec. 31, 2007	100	$4.1	2,383	$100.2
Settled for cash	(4)	(0.1)	(348)	(10.3)
Forfeited	—	—	(262)	(10.6)
Granted	34	1.2	1,493	42.0
Credits for dividends	—	—	20	0.7
Change in value	—	(0.5)	—	(1.7)
At Dec. 31, 2008	130	$4.7	3,286	$120.3
Settled for cash	—	—	(897)	(35.7)
Forfeited	—	—	(279)	(11.1)
Granted	37	1.2	1,013	42.1
Credits for dividends	—	—	27	1.0
Change in value	—	0.7	—	7.4
At Dec. 31, 2009	167	$6.6	3,150	$124.0

C         Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore, the liability is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2009, 250 thousand units were outstanding (2008: 133 thousand units).

D         Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2009, Barrick contributed $0.8 million to this plan (2008: $0.5 million).

29 > POST-RETIREMENT BENEFITS

A         Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $50 million in 2009, $47 million in 2008 and $49 million in 2007.

B         Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2009, two of our qualified defined benefit plans in Canada were wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009. In 2007, one of our qualified defined benefit plans in Canada was wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009. Also in 2007, both of our defined benefit plans in Australia were wound up. No curtailment gain or loss resulted for either plan.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $6 million in 2009 (2008: $9 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended Dec. 31	2009	2008	2007
Expected return on plan assets	$(14)	$(19)	$(21)
Service cost	—	—	2
Interest cost	19	21	21
Actuarial losses	2	1	1
	$7	$3	$3

C         Pension Plan Information

Fair Value of Plan Assets

For the years ended Dec. 31	2009	2008	2007
Balance at Jan.1	$237	$293	$301
Increase for plans assumed on acquisitions(1)	8	9	—
Actual return on plan assets	36	(41)	31
Company contributions	9	12	10
Settlements	(24)	—	(14)
Benefits paid	(52)	(33)	(35)
Foreign currency adjustments	1	(3)	—
Balance at Dec. 31	$215	$237	$293

(1)                     In 2009, represents plan acquired on acquisition of additional 50% in Hemlo. In 2008, represents plan acquired on acquisition of additional 40% in Cortez.

		2009	2009
At Dec. 31	Target(1)	Actual	Actual
Composition of plan assets(2):
Equity securities	54%	54%	$115
Fixed income securities	46%	46%	100
	100%	100%	$215

(1)                     Based on the weighted average target for all defined benefit plans.

(2)                     Holdings in Equity and Fixed income securities consist only of Level 1 assets within the fair value hierarchy.

Projected Benefit Obligation (PBO)

For the years ended Dec. 31	2009	2008
Balance at Jan.1	$357	$364
Increase for plans assumed on acquisitions	6	9
Service cost	—	—
Interest cost	19	21
Actuarial losses	6	4
Benefits paid	(52)	(33)
Foreign currency adjustments	8	(8)
Settlements	(23)	—
Balance at Dec. 31	$321	$357
Funded status(1)	$(106)	$(120)
ABO(2),(3)	$321	$357

(1)                     Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $6 million at December 31,2009).

(2)                     For 2009, we used a measurement date of December 31,2009 to calculate accumulated benefit obligations.

(3)                     Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $314 million (2008: $326 million). Based on actuarial reports at December 31, 2009, our funding requirements for 2010 is nil.

Pension Plan Assets/Liabilities

For the years ended Dec. 31	2009	2008
Non-current assets	$3	$—
Current liabilities	(13)	(7)
Non-current liabilities	(96)	(113)
Other comprehensive income(1)	34	52
	$(72)	$(68)

(1)                     Amounts represent actuarial losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

For the years ended Dec. 31	2009	2008
Projected benefit obligation, end of year	$314	$326
Fair value of plan assets, end of year	$206	$205

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31,2009 and 2008 were as follows:

For the years ended Dec. 31	2009	2008
Projected benefit obligation, end of year	$314	$357
Accumulated benefit obligation, end of year	$314	$326
Fair value of plan assets, end of year	$206	$205

Expected Future Benefit Payments

For the years ending Dec.31
2010	$29
2011	23
2012	23
2013	23
2014	23
2015 – 2019	$111

D         Actuarial Assumptions

For the years ended Dec. 31	2009	2008	2007
Discount rate(1)
Benefit obligation	5.55-6.87%	4.50-6.25%	4.50-6.30%
Pension cost	6.00-6.25%	4.50-6.25%	4.50-5.81%
Return on plan assets	4.50-7.00%	3.75-7.00%	4.50-7.25%
Wage increases	5.00%	3.50-5.00%	3.50-5.00%

(1)                     Effect of a one-percent change: Discount rate: $32 million increase in ABO and $0.3 million decrease in pension cost; Return on plan assets: $0.4 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate used to calculate the benefit obligation and pension cost is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

E         Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended Dec. 31	2009	2008	2007
Interest cost	$2	$2	$2

Fair Value of Plan Assets

For the years ended Dec. 31	2009	2008	2007
Balance at Jan.1	$—	$—	$—
Contributions	1	2	2
Benefits paid	(1)	(2)	(2)
Balance at Dec. 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended Dec. 31	2009	2008	2007
Balance at Jan. 1	$32	$30	$37
Interest cost	2	2	2
Actuarial (gains) losses	(3)	2	(7)
Benefits paid	(2)	(2)	(2)
Balance at Dec. 31	$29	$32	$30
Funded status	(29)	(32)	(30)
Unrecognized net transition obligation	n/a	n/a	n/a
Unrecognized actuarial losses	n/a	n/a	n/a
Net benefit liability recorded	n/a	n/a	n/a

Other Post-retirement Liabilities

For the years ended Dec. 31	2009	2008
Current liability	$3	$3
Non-current liability	26	29
	$29	$32

Amounts recognized in accumulated other comprehensive income consist of:(1)

For the years ended Dec. 31	2009	2008
Net actuarial loss (gain)	$(4)	$1
Transition obligation (asset)	1	(1)
	$(3)	$—

(1)                     The estimated amounts that will be amortized into net periodic benefit cost in 2010.

We have assumed a health care cost trend of 8% in 2010, decreasing ratability to 5% in 2016 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2009 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2009.

Expected Future Benefit Payments

For the years ending Dec.31
2010	$3
2011	3
2012	3
2013	3
2014	2
2015 – 2019	$11

30 > LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS.  The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.

In late January 2010, the matter was remanded by the Ninth Circuit to the District Court, where it is currently pending. Barrick has filed a motion seeking a preliminary injunction that is tailored to the recent decision of the Ninth Circuit. The Plaintiffs have filed a motion seeking a broad injunction. The District Court will determine the appropriate scope of any preliminary injunction.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the District Court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. On September 29, 2009 the Ninth Circuit reversed the decision of the District Court on the ground that the District Court lacked subject matter jurisdiction over the case and removal from the Nevada State Court was improper. On October 13, 2009 the Company filed a petition requesting the Ninth Circuit to reconsider its decision and for a rehearing on the issues before a nine judge panel (en banc) on the grounds that the decision is contrary to a recent United States Supreme Court decision, which petition was subsequently denied. The formal mandate entering the judgment of the Ninth Circuit was entered on November 23, 2009. The District Court has not yet entered an order of remand to Nevada state court. Barrick has filed a petition with the U.S. Supreme Court seeking review of the Ninth Circuit’s decision and will continue to challenge the claims of the Province in Nevada state court on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick. PDI opposed this motion. The motion has been briefed and is currently pending.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Pic (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. No court date has been set for the hearing of this matter. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

31 > SUBSEQUENT EVENTS

We examined all significant transactions from our year-end close date of December 31, 2009 up to and including the date the financial statements were available to be issued, February 17, 2010, and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

GOLD MINERAL RESERVES(1)

	PROVEN			PROBABLE			TOTAL
As at December 31, 2009	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	41,888	0.107	4,477	41,014	0.117	4,819	82,902	0.112	9,296
Goldstrike Underground	3,614	0.405	1,464	5,384	0.259	1,396	8,998	0.318	2,860
Goldstrike Property Total	45,502	0.131	5,941	46,398	0.134	6,215	91,900	0.132	12,156
Pueblo Viejo (60%)	8,498	0.097	826	158,140	0.085	13,418	166,638	0.085	14,244
Cortez	23,288	0.092	2,149	220.381	0.054	11,951	243,669	0.058	14,100
Bald Mountain	77,454	0.021	1,653	149,892	0.019	2,836	227,346	0.020	4,489
Turquoise Ridge (75%)	3,418	0.481	1,643	4,612	0.527	2,429	8,030	0.507	4,072
Round Mountain (50%)	30,696	0.022	670	48,111	0.017	796	78,807	0.019	1,466
South Arturo (60%)	—	—	—	26,314	0.051	1,350	26,314	0.051	1,350
Ruby Hill	669	0.055	37	13,264	0.050	665	13,933	0.050	702
Hemlo (2)	13,902	0.072	1,006	3,598	0.089	319	17,500	0.076	1,325
Marigold (33%)	15,500	0.018	281	34,497	0.015	526	49,997	0.016	807
Golden Sunlight	1,967	0.074	146	6,272	0.058	362	8,239	0.062	508
SOUTH AMERICA
Cerro Casale (50%) (3)	127,619	0.019	2,383	540,862	0.017	9,202	668,481	0.017	11,585
Pascua-Lama	42,132	0.050	2,126	381,726	0.041	15,713	423,858	0.042	17,839
Veladero	29,734	0.031	927	474,053	0.023	11,081	503,787	0.024	12,008
Lagunas Norte	18,673	0.034	631	215,750	0.032	6,870	234,423	0.032	7,501
Pierina	21,370	0.016	345	22,225	0.014	303	43,595	0.015	648
AUSTRALIA PACIFIC
Porgera (95%)	46,172	0.092	4,247	31,362	0.110	3,436	77,534	0.099	7,683
Kalgoorlie (50%)	35,450	0.049	1,730	39,630	0.062	2,475	75,080	0.056	4,205
Cowal	12,891	0.024	305	64,037	0.037	2,392	76,928	0.035	2,697
Plutonic	138	0.152	21	4,087	0.184	750	4,225	0.182	771
Kanowna	3,609	0.187	675	3,728	0.150	558	7,337	0.168	1,233
Darlot	2,111	0.126	265	1,194	0.150	179	3,305	0.134	444
Granny Smith	838	0.156	131	2,186	0.173	379	3,024	0.169	510
Lawlers	226	0.128	29	2,882	0.159	457	3,108	0.156	486
Osborne	680	0.024	16	133	0.023	3	813	0.023	19
AFRICA
Bulyanhulu	1,414	0.380	537	26,216	0.373	9,783	27,630	0.374	10,320
North Mara	15,125	0.098	1,477	16,780	0.088	1,472	31,905	0.092	2,949
Buzwagi	3,634	0.035	127	68,977	0.047	3,274	72,611	0.047	3,401
Tulawaka (70%)	166	0.084	14	240	0.329	79	406	0.229	93
OTHER	19	0263	5	306	0.441	135	325	0.431	140

TOTAL	582,895	0.052	30,343	2,607,853	0.042	109,408	3,190,748	0.044	139,751

COPPER MINERAL RESERVES (1)

	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldívar	353,638	0.538	3,803	222,113	0.502	2229	575,751	0.524	6,032
Osborne	680	1.765	24	133	2.632	7	813	1.907	31
TOTAL	354,318	0.540	3,827	222,246	0.503	2,236	576,564	0.526	6,063

(1)                     See accompanying footnote #1

(2)                     See accompanying footnote #2

(3)                     See accompanying footnote #3

GOLD MINERAL RESOURCES(1),(2)

	MEASURED (M)			INDICATED (I)			(M) + (l)	INFERRED
As at December 31, 2009	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	10,446	0.055	577	6,241	0.047	293	870	3,568	0.116	413
Goldstrike Underground	952	0.401	382	3,484	0.316	1,101	1,483	1,858	0.341	633
Goldstrike Property Total	11,398	0.084	959	9,725	0.143	1,394	2,353	5,426	0.193	1,046
Pueblo Viejo (60%)	2,113	0.058	123	68,721	0.061	4,164	4,287	11,654	0.056	656
Cortez	3,652	0.047	170	42,970	0.077	3,297	3,467	30,128	0.144	4,325
Bald Mountain	29,552	0.013	373	69,786	0.012	805	1,178	40,184	0.012	468
Turquoise Ridge (75%)	906	0.412	373	824	0.451	372	745	3,775	0.456	1,721
Round Mountain (50%)	10,560	0.029	303	33,352	0.019	636	939	28,604	0.017	497
Ruby Hill	428	0.051	22	8,532	0.058	492	514	2,928	0.051	148
Hemlo (3)	1,986	0.064	128	559	0.091	51	179	1,036	0.150	155
Marigold (33%)	—	—	—	14,064	0.016	218	218	25,049	0.015	388
Golden Sunlight	113	0.071	8	169	0.065	11	19	801	0.045	36
South Arturo (60%)	—	—	—	3,377	0.048	162	162	2,539	0.018	45
Donlin Creek (50%)	3,983	0.075	300	266,039	0.068	18,149	18,449	40,295	0.065	2,625
SOUTH AMERICA
Cerro Casale (50%) (4)	8,098	0.010	79	111,757	0.012	1,286	1,365	244,644	0.011	2,660
Pascua-Lama	13,316	0.041	543	140,055	0.031	4,278	4,821	24,298	0.041	1,007
Veladero	4,269	0.011	46	60,984	0.014	838	884	64,086	0.008	529
Lagunas Norte	1,089	0.017	18	38,330	0.017	660	678	9,302	0.016	151
Pierina	3,337	0.018	59	3,029	0.016	49	108	4,066	0.012	49
AUSTRALIA PACIFIC
Porgera (95%)	10,642	0.077	818	13,318	0.059	784	1,602	12,465	0.111	1,383
Kalgoorlie(50%)	2,341	0.059	139	4,138	0.054	223	362	1,604	0.136	218
Cowal	—	—	—	25,705	0.034	881	881	3,017	0.028	85
Plutonic	612	0.374	229	9,645	0.183	1,766	1,995	6,216	0243	1,511
Kanowna	2,985	0.131	392	2,664	0.152	406	798	3,174	0.152	484
Darlot	386	0.148	57	2,470	0.122	302	359	93	0.226	21
Granny Smith	148	0.189	28	1,357	0.146	198	226	4,509	0.241	1,088
Lawlers	—	—	—	1,883	0.204	384	384	442	0.235	104
Osborne	523	0.019	10	3,856	0.027	105	115	3,137	0.024	75
Reko Diq (37.5%)	718,521	0.009	6,466	514,465	0.006	3,040	9,506	1,192,569	0.005	6,399
AFRICA
Bulyanhulu	—	—	—	11,350	0.316	3,585	3,585	7,362	0.429	3,159
North Mara	1,600	0.137	219	7,210	0.089	642	861	1,447	0.082	119
Buzwagi	94	0.043	4	20,479	0.034	688	692	7,377	0.036	268
Tulawaka (70%)	—	—	—	192	0.167	32	32	1	—	—
OTHER	—	—	—	65	0.369	24	24	592	0.294	174

TOTAL	832,652	0.014	11,866	1,491,070	0.033	49,922	61,788	1,782,820	0.018	31,594

COPPER MINERAL RESOURCES (1),(2)

	MEASURED (M)			INDICATED (I)			(M) + (l)	INFERRED
As at December 31,2008	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldívar	62,298	0.411	512	61,154	0.428	524	1,036	83,293	0.530	883
Osborne	523	1.530	16	3,856	1.504	116	132	3,137	1.259	79
Reko Diq (37.5%)	718,521	0.536	7,697	514,465	0.392	4,034	11,731	1,192,569	0.352	8,393
TOTAL	781,342	0.526	8,225	579,475	0.403	4,674	12,899	1,278,999	0.366	9,355

(1)                     Resources which are not reserves do not have demonstrated economic viability.

(2)                     See accompanying footnote #1

(3)                     See accompanying footnote #2

(4)                     See accompanying footnote #3

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1),(2)

		2009			2008
For the year ended December 31, 2009		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable) (mineral resource)	82,902 16,687	0.112 0.052	9,296 870	86,254 15,751	0.119 0.055	10,294 868
Goldstrike Underground	(proven and probable) (mineral resource)	8,998 4,436	0.318 0.334	2,860 1,483	6,923 4,467	0.368 0.323	2,545 1,444
Goldstrike Property Total	(proven and probable) (mineral resource)	91,900 21,123	0.132 0.111	12,156 2,353	93,177 20,218	0.138 0.114	12,839 2,312
Pueblo Viejo (60%)	(proven and probable) (mineral resource)	166,638 70,834	0.085 0.061	14,244 4,287	147,946 77,068	0.091 0.056	13,440 4,330
Cortez	(proven and probable) (mineral resource)	243,669 46,622	0.058 0.074	14,100 3,467	222,125 81,088	0.060 0.046	13,384 3,743
Bald Mountain	(proven and probable) (mineral resource)	227,346 99,338	0.020 0.012	4,489 1,178	157,675 90,374	0.018 0.019	2,846 1,718
Turquoise Ridge (75%)	(proven and probable) (mineral resource)	8,030 1,730	0.507 0.431	4,072 745	7,961 2,467	0.501 0.435	3,985 1,074
Round Mountain (50%)	(proven and probable) (mineral resource)	78,807 43,912	0.019 0.021	1,466 939	92581 28,570	0.018 0.019	1,621 529
South Arturo (60%)	(proven and probable) (mineral resource)	26,314 3,377	0.051 0.048	1,350 162	22,114	— 0.045	987
Ruby Hill	(proven and probable) (mineral resource)	13,933 8,960	0.050 0.057	702 514	18,844 11,919	0.044 0.040	831 480
Hemlo (3)	(proven and probable) (mineral resource)	17,500 2,545	0.076 0.070	1,325 179	7,075 1,314	0.080 0.079	564 104
Marigold (33%)	(proven and probable) (mineral resource)	49,997 14,064	0.016 0.016	807 218	25,462 15,673	0.020 0.016	511 253
Golden Sunlight	(proven and probable) (mineral resource)	8,239 282	0.062 0.067	508 19	8,665 131	0.062 0.061	540 8
Donlin Creek (50%)	(proven and probable) (mineral resource)	270,022	0.068	18,449	— 269,496	— 0.066	— 17,737
SOUTH AMERICA
Cerro Casale(50%) (4)	(proven and probable) (mineral resource)	668,481 119,855	0.017 0.011	11,585 1,365	612,273 194,722	0.018 0.012	10,831 2372
Pascua-Lama	(proven and probable) (mineral resource)	423,858 153,371	0.042 0.031	17,839 4,821	440,226 131,494	0.040 0.036	17,806 4,687
Veladero	(proven and probable) (mineral resource)	503,787 65,253	0.024 0.014	12,008 884	491,316 50,191	0.025 0.014	12,233 706
Lagunas Norte	(proven and probable) (mineral resource)	234,423 39,419	0.032 0.017	7,501 678	230,635 55,573	0.039 0.023	8,949 1,278
Pierina	(proven and probable) (mineral resource)	43,595 6,366	0.015 0.017	648 108	29,182 11,141	0.023 0.014	683 156
AUSTRALIA PACIFIC
Porgera (95%)	(proven and probable) (mineral resource)	77,534 23,960	0.099 0.067	7,683 1,602	78,975 61,025	0.099 0.066	7,828 4,031
Kalgoorlie (50%)	(proven and probable) (mineral resource)	75,080 6,479	0.056 0.056	4,205 362	77,516 8,611	0.056 0.059	4360 512
Cowal	(proven and probable) (mineral resource)	76,928 25,705	0.035 0.034	2,697 881	79,500 31,463	0.035 0.034	2,795 1,072
Plutonic	(proven and probable) (mineral resource)	4,225 10,257	0.182 0.195	771 1,995	5,828 11,037	0.179 0.157	1,042 1,733
Kanowna	(proven and probable) (mineral resource)	7,337 5,649	0.168 0.141	1,233 798	6,294 5,234	0.200 0.164	1,256 859
Darlot	(proven and probable) (mineral resource)	3,305 2,856	0.134 0.126	444 359	4,394 3,598	0.127 0.125	557 451
Granny Smith	(proven and probable) (mineral resource)	3,024 1,505	0.169 0.150	510 226	3,620 2,514	0.136 0.168	491 423
Lawlers	(proven and probable) (mineral resource)	3,108 1,883	0.156 0.204	486 384	2,484 6,791	0.142 0.151	353 1,023
Henty	(proven and probable) (mineral resource)		— —		402 199	0.229 0.231	92 46
Osborne	(proven and probable) (mineral resource)	813 4,379	0.023 0.026	19 115	2,174 3,410	0.021 0.026	45 89
Reko Diq (37.5%)	(proven and probable) (mineral resource)	1,232,986	0.008	9,506	— 1,125,071	— 0.008	— 8,487
AFRICA
Bulyanhulu	(proven and probable) (mineral resource)	27,630 11,350	0.374 0.316	10,320 3,585	37,728 4,936	0.317 0.339	11,977 1,675
North Mara	(proven and probable) (mineral resource)	31,905 8,810	0.092 0.098	2,949 861	30,505 19,046	0.099 0.063	3,031 1,191
Buzwagi	(proven and probable) (mineral resource)	72,611 20,573	0.047 0.034	3,401 692	65,088 20,371	0.050 0.043	3,284 886
Tulawaka (70%)	(proven and probable) (mineral resource)	406 192	0.229 0.167	93 32	514 267	0.156 0.330	80 88
OTHER	(proven and probable) (mineral resource)	325 65	0.431 0.369	140 24	538 —	0.468 —	252 —
TOTAL	(proven and probable) (mineral resource)	3,190,748 2,323,722	0.044 0.027	139,751 61,788	2,980,703 2,367,126	0.046 0.027	138,506 65,040

(1)                     Resources which are not reserves do not have demonstrated economic viability.

(2)                     See accompanying footnote #1

(3)                     See accompanying footnote #2

(4)                     See accompanying footnote #3

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2009	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Process recovery
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)%
NORTH AMERICA
Pueblo Viejo (60%)	8,498	0.63	5,358	158,140	0.50	79,707	166,638	0.51	85,065	86.7%
SOUTH AMERICA
CerroCasale(50%)(2)	127,619	0.05	6,988	540,862	0.04	22,376	668,481	0.04	29,364	46.1%
Pascua-Lama	42,132	1.75	73,548	381,726	1.57	597,573	423,858	1.58	671,121	80.4%
Lagunas Norte	18,673	0.12	2,160	215,750	0.11	22,753	234,423	0.11	24,913	21.4%
Veladero	29,734	0.40	11,802	474,053	0.45	212,802	503,787	0.45	224,604	6.3%
Pierina	21,370	0.37	7,837	22,225	0.34	7,571	43,595	0.35	15,408	37.0%
AFRICA
Bulyanhulu	1,414	0.20	276	26,216	0.29	7,673	27,630	0.29	7,949	77.5%
TOTAL	249,440	0.43	107,969	1,818,972	0.52	950,455	2,068,412	0.51	1,058,424	62.2%

(1)                     Silver is accounted for as a by-product credit against reported or projected gold production costs.

(2)                     See accompanying footnote #2

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES(1)

	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
For the year ended Dec. 31, 2009 Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60%)	8,498	0.114	19.4	158,140	0.090	283.8	166,638	0.091	303.2	79.5%
SOUTH AMERICA
CerroCasale(50%)(2)	127,619	0.189	481.3	540,862	0.223	2.409.6	668,481	0.216	2,890.9	82.7%
Pascua-Lama	42,132	0.096	81.2	381,726	0.075	574.5	423,858	0.077	655.7	63.0%
AFRICA
Buzwagi	3,634	0.014	1.0	68,977	0.122	168.1	72,611	0.116	169.1	76.9%
Bulyanhulu	1,414	0.396	11.2	26,216	0.712	373.4	27,630	0.696	384.6	93.3%
TOTAL	183,797	0.162	594.1	1,175,921	0.162	3.809.4	1,359.218	0.162	4,403.5	80.2%

(1)                     Copper is accounted for as a by-product credit against reported or projected gold production costs.

(2)                     See accompanying footnote #2

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

	MEASURED(M)			INDICATED (1)			(M) + (l)	INFERRED
For the year ended Dec. 31, 2009	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Ounces	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Pueblo Viejo (60%)	2,113	0.36	760	68,721	0.32	21,792	22,552	11,654	0.51	5,981
SOUTH AMERICA
Cerro Casale (50%) (2)	8,098	0.04	299	111,757	0.03	3,425	3,724	244,644	0.03	7,607
Pascua-Lama	13,316	0.91	12,148	140,055	0.89	123,986	136,134	24,298	0.55	13,398
Lagunas Norte	909	0.10	91	36,651	0.08	2,880	2,971	9,784	0.05	451
Veladero	4,269	0.21	878	60,984	0.39	23,980	24,858	64,086	033	21,427
Pierina	3,337	0.28	920	3,029	023	700	1,620	4,066	0.40	1,632
AFRICA
Bulyanhulu	—	—	—	11,350	0.27	3,058	3,058	7,296	0.35	2,557
TOTAL	32,042	0.47	15,096	432,547	0.42	179,821	194,917	365,828	0.15	53,053

(1)                     Resources which are not reserves do not have demonstrated economic viability.

(2)                     See accompanying footnote #2

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (1) GOLD RESOURCES			(M) + (l)	INFERRED
For the year ended Dec. 31, 2009 Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60%)	2,113	0.097	4.1	68,721	0.073	100.8	104.9	11,654	0.037	8.6
SOUTH AMERICA
Cerro Casale (50%) (2)	8,098	0.157	25.5	111,757	0.185	414.4	439.9	244,644	0.191	936.3
Pascua-Lama	13,316	0.077	20.6	140,055	0.062	173.4	194.0	24,298	0.044	21.4
AFRICA
Buzwagi	94	0.104	0.2	20,479	0.097	39.6	39.8	7,377	0.087	12.8
TOTAL	23,621	0.107	50.4	341,012	0.107	728.2	778.6	287,973	0.170	979.1

(1)                     Resources which are not reserves do not have demonstrated economic viability.

(2)                     See accompanying footnote #2

NICKEL MINERAL RESOURCES (1)

	MEASURED(M)			INDICATED (1)			(M) + (l)	INFERRED
For the year ended Dec. 31, 2009	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
AFRICA
Kabanga (50%)	7,601	2.480	377.0	12,985	2.653	689.0	1,066.0	8,874	2.958	525.0

(1)                     Resources which are not reserves do not have demonstrated economic viability.

MINERAL RESERVES AND RESOURCES NOTES

1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2009 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Ivan Mullany, Vice President, Operations Support of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. Except as noted below, reserves have been calculated using an assumed long-term average gold price of $US 825 ($Aus. 1,030) per ounce, a silver price of $US 14.00 per ounce, a copper price of $US 2.00 per pound and exchange rates of $1.10 $Can/$US and $0.80 $US/$Aus. Reserves at Cerro Casale and Round Mountain have been calculated using an assumed long- term average gold price of $US 800. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2009 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2. In January 2009, Barrick acquired the remaining 50% interest of the Hemlo mine. 2008 reserves and resources reflect Barrick’s then 50% interest. 2009 reserves and resources reflect Barrick’s 100% interest

3. 2008 reserves and resources for the Cerro Casale project reflect Barrick’s then 51% interest. 2009 reserves and resources reflect the change in Barrick’s interest to 50% of the Cerro Casale project.

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS

Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Canada M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free throughout North America: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com
BNY MELLON SHAREOWNER SERVICES
SHARES LISTED
480 Washington Blvd. - 27th Floor
ABX - The Toronto Stock Exchange	Jersey City, NJ 07310
The New York Stock Exchange	Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com

INVESTOR CONTACT	MEDIA CONTACT

Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Executive Vice President, Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Fourth Quarter and Year-End Report 2009, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.